Exhibit 99.1

Telemar Norte Leste S.A. – under Judicial Reorganization and Subsidiaries
Financial Statements for the Years Ended
December 31, 2020 and 2019, and
Independent Auditors Report

This document is a free translation only. Due to the complexities of language translation, translations are not always precise. The original document was prepared in Portuguese, and in case of any divergence, discrepancy or difference between this version and the Portuguese version, the Portuguese version shall prevail. The Portuguese version is the only valid and complete version and shall prevail for any and all purposes. There is no assurance as to the accuracy, reliability or completeness of the translation. Any person reading this translation and relying on it should do so at his or her own risk.

Telemar Norte Leste S.A. – under Judicial Reorganization and Subsidiaries

Financial Statements for the Years Ended December 31, 2020 and 2019, and Independent Auditor's Reports

Tel.: +55 21 2210 5166
Fax: + 55 21 2224 5285
www.bdobrazil.com.br

Rua Buenos Aires, 48
4° andar - Centro
Rio de Janeiro/RJ 20070-022

INDEPENDENT AUDITOR'S REPORT ON THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

To the
Shareholders and Management of
Telemar Norte Leste S.A. - Under Court-Ordered Reorganization
Rio de Janeiro - RJ

Opinion on the financial statements

We have audited the individual and consolidated financial statements of Telemar Norte Leste S.A. - Under Court-Ordered Reorganization ("Company"), identified as parent company and consolidated, respectively, which comprise the statement of financial position as at December 31, 2020 and the respective statements of operations, comprehensive income (loss), changes in equity and cash flows for the year then ended, as well as the corresponding notes to the financial statements, including a summary of significant accounting policies.

In our opinion the accompanying financial statements present fairly, in all material respects, the individual and consolidated financial position of Telemar Norte Leste S.A. - Under Court-Ordered Reorganization as at December 31, 2020, its individual and consolidated financial performance and its individual and consolidated cash flows for the year then ended in accordance with Brazilian accounting practices and International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB).

Basis for opinion on the financial statements

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the "Auditor's Responsibilities for the Audit of the Individual and Consolidated Financial Statements" section of our report. We are independent of the Company and its controlled companies in accordance with the relevant ethical principles established in the Code of Ethics for Professional Accountants and in the professional standards issued by the Brazilian Federal Association of Accountants (CFC), and we have fulfilled our other ethical responsibilities in accordance with these standards. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material uncertainty as to going concern

We draw attention to Note 1 to the individual and consolidated financial statements, in the section on going concern, which informs that the individual and consolidated financial statements have been prepared assuming the continuity of the Company as a going concern, considering among others the following aspects: (i) compliance with the requirements set forth in the Court-Ordered Reorganization Plan ("PRJ"), considering the new terms and conditions established in its amendment, approved by the General Creditors Meeting (AGC) and ratified by the Judge of the Court-Ordered Reorganization on October 05, 2020, and in Law No. 11.101/2005; (ii) success in the implementation of the strategic plan; and (iii) conclusion of the process of disposal of Isolated Production Units (UPIs) referring to the businesses of operation of telephony and data in the mobile communication Market (UPI Ativos Móveis), passive infrastructure (UPI Torres and UPI Data Center), operation of telecommunication networks (InfraCo UPI), and to the TV business (UPI TVCo). These measures aim to reverse the conditions generating recurring loss to the Company. These events or conditions indicate that there are significant uncertainties that may cast doubt on the Company's going concern. Our conclusion is not modified in respect of this matter.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current year. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

In addition to the matter described in the section "Material uncertainty as to going concern", we determined that the matters described below are the key audit matters to be communicated in our report.

Recoverability of long-term assets	Audit response
As described in Notes 15 and 16, the Company and its controlled companies have recorded the amounts of R$ 16.728.902 thousand and R$ 635.374 thousand, under fixed and intangible assets, respectively, in the consolidated financial statements. The Company tests these assets for impairment annually or whenever there is indication that their book value cannot be recovered. The mentioned test was prepared based on projections of the new strategic plan, adjusted after the approval of the amendment to the PRJ. The assumptions used are presented in Note 2(b). They involve significant judgment for certain business conditions basing the future results of the Company's continued operations and consider the success of the new strategic plan as a whole. As a result of the impairment testing of fixed and intangible assets, the Company identified and recognized an impairment loss for intangible assets amounting to R$ 329,330 thousand. Considering that any change in the assumptions used and in the conditions of the market where the Company operates may generate significant effects in the evaluation and impacts on the consolidated financial statements, we considered this a key audit matter.	Our audit procedures included: ▪ Carrying out relevant internal control tests referring to the cycle of evaluation of recoverability of assets. ▪ Reviewing the assumptions used in the measurement of the value in use found based on the future projections prepared by Management after the amendment to the PRJ, with the involvement of our experts, regarding the long-term growth rates applied for future projections, by means of comparison with economic and sectorial projections, and the discount rate, evaluating the capital cost to the Company and comparison with the cash flows projections of the strategic plan. ▪ Reviewing arithmetic calculations on the reversal of impairment loss previously recognized under intangible assets. ▪ Reviewing the disclosures made by the Company. Based on the result of the audit procedures described above we, considered reasonable the balances and disclosures on this matter, considering the accounting practices and supporting documentation established and maintained by Management, to support their conclusion, presented in the financial statements.

Provision for contingencies

As described in Note 23, the Company and its controlled companies are party to legal and administrative proceedings at civil, labor, and tax levels, which arise from the normal course of its business. As at December 31, 2020, the Company and its controlled companies have matters of tax and civil nature being discussed at several procedural levels, in the total amount of R$ 22,785,571 thousand and R$ 1,049,200 thousand, respectively, of which R$ 988,400 thousand and R$ 1,801,341 thousand, respectively, are provisioned, referring to proceedings with probable outflow of funds, according to the evaluation of Management based on the opinion of its legal counselors.

The definition and measurement of the amounts provisioned and disclosed depends on the Management's critical judgment in relation to the probability of loss highlighted in the ongoing discussions, as a result of the interpretations of the current legislation, the judicial decisions and the evolution of the jurisprudence. Additionally, considering the significance of the amounts involved and the complexity of the legal and regulatory environment, any changes in the assumptions adopted in determining the loss prognosis may have a material impact on the Company's financial statements.

For these reasons, we considered the evaluation of recognition, measurement and disclosure of these contingencies a key audit matter.

Audit response

Our audit procedures included:

- Revaluating our understanding and the environment of internal controls, including the involvement of our Information Technology experts, related to the cycle of identification, recognition, measurement and disclosures of contingent liabilities.
- Evaluating the methodology, assumptions and criteria used by the Company, including adjustments, for the recognition, measurement and disclosure of contingencies in the financial statements.
- Obtaining external confirmation letters from the legal counselors in charge of the tax proceedings, aiming to confirm: (i) the existence of the proceedings and their current status; (ii) the respective assessment of loss involved and the applicable legal grounds.
- Involving our tax experts to evaluate the defense nature, grounds and/or thesis, and possible changes in the prognosis of loss for certain relevant tax proceedings, which involve complex judgment and subjectivity in evaluations, as well as obtaining legal opinion, through the management by tax experts of certain proceedings with significant changes in loss estimates for the year ended December 31, 2020.
- Obtaining external confirmation letters, by sampling, from the legal counselors in charge of the civil and labor proceedings of large volume, to confirm the existence of the proceedings.
- Conducting tests, by means of sampling, to evaluate the basis of large volume proceedings, whose measurement is made by the Company's internal system.
- Regarding the tax aspects of income taxes, our evaluation included: (i) meetings with Management to update our understanding and evaluation of internal controls to identify and monitor uncertain tax treatments; (ii) criteria adopted for the recognition and measurement of tax liabilities, if applicable.
- Reviewing the disclosures made by the Company in Note 23.

Based on the result of the audit procedures described above, we considered acceptable the criteria and assumptions adopted by Management for the recognition and measurement of the provisions for contingencies, as well as the mentioned disclosures in Note 23, for being consistent with the internal controls and supporting documentation kept by the Company, including the position of legal counselors.

Amendment to the Court-ordered Reorganization Plan

According to Note 1 and 32(g), the Company's Management determined that the terms and conditions provided for in the amendment to the Court-Ordered Reorganization Plan ("PRJ") become effective as from October 08, 2020, when the approval was published rendered by the Judge of the 7th Court of Bankruptcies and Reorganizations of the Rio de Janeiro State Court of Justice. Accordingly, the new terms and conditions of the amendment to the PRJ, which had a material impact on the consolidated financial statements as at December 31, 2020, are as follows:

(i) Credit from the National Telecommunications Agency ("ANATEL"): as the new payment terms substantially alter the terms of the previously recognized financial liability, this liability is extinguished and a new liability, initially measured at fair value and subsequently classified at amortized cost, is recognized on that date, according to the new conditions established in the PRJ, as per NBC TG 48 (IFRS 9);

(ii) Set up and sale of UPIs: in view of this new condition, the Company constituted and sold, through a judicial auction process and subject to the fulfillment of certain precedent conditions, the UPI Ativos Móveis, UPI Torres and UPI Data Center, as well as received a binding offer to buy and sell UPI InfraCo and is monitoring possible interested parties in the purchase of UPI TVCo. Accordingly, these UPIs were classified and presented as 'Assets held for sale', in current assets, and 'Discontinued operation', in income (loss) for the year, in the consolidated financial statements as at December 31, 2020, as they represent important separate business lines of Company on that date.

Considering the relevance of the accounting effects recognized after the approval of the amendment to the PRJ and the complexity related to Law No. 11.101/2005 in the determination of the timing of recognition, measurement and disclosure of such effects on the individual and consolidated financial statements of the Company, we considered this a key audit matter.

Audit response

Our audit procedures included:

- Reading and analyzing the documentation related to the process of court-ordered reorganization, including the approval by creditors in the General Meeting, the decision of the Judge homologating the PRJ and its later publication.
- Evaluating, with the involvement of our specialists, the discount rate used to measure fair value in the initial recognition of the new financial liability of ANATEL.
- Evaluating the definition and disclosure of information by segment adopted by the Company after the set up and sale of the UPIs, considering that the Company previously operated these businesses as a single operating segment called Telecomunicações Brasil, as well as possible effects on the disclosure of information by segment of previous years.
- Reviewing the assumptions and criteria adopted in the preparation of the carve-out combined accounting information for certain UPIs, considering that the process of setting up distinct legal entities, in the form of closely-held special-purpose entities ("SPEs"), had not been completed until December 31, 2020.
- Evaluating the new terms of the PRJ in relation to the existence of a prepayment obligation, with significant financial discount, to creditors of classes II and III, whose precedent conditions had not been met until December 31, 2020. In the Company's understanding, these precedent conditions are not under its control.
- Evaluating deferred tax effects on recognized accounting results.
- Evaluating the adequacy of the disclosures prepared by the Company related to these matters.

Based on the result of the audit procedures described above, we considered reasonable the balances and disclosures on this matter, considering the accounting practices and supporting documentation established and maintained by Management, to support their conclusion, presented in the financial statements..

Other information accompanying the individual and consolidated financial statements and auditor's report

The Company's Management is responsible for this other information that comprises the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of audit conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether the report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with Brazilian accounting practices and with the IFRS, issued by IASB, and for such internal control as Management determines is necessary to

enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, Management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Company and its controlled companies or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's and its controlled companies' financial reporting process.

Auditor's responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing (ISAs) will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian standards and ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;
- Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's and its controlled companies' internal controls;
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management;
- Conclude on the appropriateness of Management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's and its controlled companies' ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company and its controlled companies to cease to continue as a going concern;
- Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;

- Obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.
From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, March 29, 2021.

BDO RCS Auditores Independentes SS
CRC 2 SP 013846/F

Esmir de Oliveira
Accountant CRC 1 SP 109628/O-0 - S - RJ

Telemar Norte Leste S.A. – under Judicial Reorganization and Subsidiaries

Balance Sheets as at December 31, 2020 and 2019

(In thousands of Brazilian reais - R$, unless otherwise stated)

		Parent		Consolidated	
Assets	Notes	2020	2019	2020	2019
Current assets					
Cash and cash equivalents	8	747,807	376,160	1,765,571	819,703
Cash investments	8	4,445	2,948	9,033	5,981
Accounts receivable	9	2,556,421	2,535,861	3,129,099	5,515,139
Inventories		127,721	82,575	302,535	281,629
Current recoverable taxes	10	94,847	229,218	258,360	453,106
Other taxes	11	289,876	281,355	882,748	597,176
Dividends and interest on capital	27	2,448,394	657,567		426
Judicial deposits	12	343,031	283,543	379,781	316,246
Pension plan assets	26			2,634	256
Prepaid expenses	13	260,539	275,760	91,085	524,171
Held-for-sale assets		3,884		20,749,573	
Other assets		521,142	382,938	955,127	855,588
		7,397,107	5,057,925	28,525,546	9,369,421
Non-current assets					
Cash investments	8			7,167	29,115
Financial asset at fair value	3.1 (i)	71,594	40,689	71,594	40,689
Due from related parties	27	59,889	39,525	59,889	39,525
Deferred recoverable taxes	10				111,260
Other taxes	11	322,327	399,669	1,001,979	1,762,680
Judicial deposits	12	2,456,497	2,858,418	2,977,560	3,559,369
Pension plan assets	26				3,935
Prepaid expenses	13	115,328	163,262	52,298	477,923
Other assets		451,210	324,938	431,356	374,274
Investments	14	4,232,433	10,722,065	104,287	105,611
Property, plant and equipment	15	14,895,998	15,222,350	16,728,902	31,795,173
Intangible assets	16	26,854	55,214	635,374	1,693,494
		22,632,130	29,826,130	22,070,406	39,993,048
Total assets		30,029,237	34,884,055	50,595,952	49,362,469

		Parent		Consolidated	
Liabilities and shareholders' equity	Notes	2020	2019	2020	2019
Current liabilities					
Trade payables	17	1,318,831	1,678,782	2,552,785	3,990,778
Trade payables - subject to the JRP	17	297,669	601,675	396,651	1,120,030
Payroll, related taxes and benefits		192,161	221,353	454,247	692,391
Borrowings and financing	18			16,930	6,819
Current taxes payable	10			1,785	44,800
Other taxes	11	251,500	218,230	1,014,464	713,967
Dividends and interest on capital	26	820,542	820,542	970	970
Assignment of receivables - SISTEL	19	155,452		155,452	
Licenses and concessions payable	20	25,587		25,587	58,582
Leases payable	21	340,858	335,031	508,121	1,399,118
Tax refinancing program	22	26,901	25,248	37,930	31,827
Liabilities associated to held-for-sale assets		184,508	166,761	310,074	
Provisions	23			9,186,332	257,479
Other payables	24	593,162	454,007	1,090,407	1,204,190
		4,207,171	4,521,629	15,751,735	9,520,951
Non current liabilities					
Trade payables - subject to the JRP	17	3,251,757	2,394,676	3,562,939	2,375,648
Borrowings and financing	18	7,392,437	5,968,042	12,932,329	7,526,687
Deferred taxes payables				53,328	
Other taxes	11	381,168	439,980	774,171	685,730
Assignment of receivables - SISTEL	19	142,498		142,498	
Leases payable	21	1,563,426	1,586,723	1,781,112	6,099,552
Tax refinancing program	22	76,230	96,783	95,657	121,992
Provisions	23	2,174,323	2,020,516	3,615,222	3,298,261
Other payables	24	3,683,547	3,334,402	4,735,836	5,267,820
		18,665,376	15,841,172	27,693,082	25,375,690
Shareholders' equity	25				
Issued capital		19,611,092	14,661,092	19,611,092	14,661,092
Capital reserves		1,671	2,722,040	1,671	2,722,040
Premium on capital transactions and changes in equity interest percentages		(90,980)	(90,980)	(90,980)	(90,980)
Other comprehensive income		486,363	13,223	486,363	13,223
Accumulated losses		(12,851,456)	(2,784,071)	(12,851,456)	(2,784,071)
		7,156,690	14,521,304	7,156,690	14,521,304
Non-controlling interests	25			(5,555)	(55,476)
Total liabilities and shareholders' equity		7,156,690	14,521,304	7,151,135	14,465,828
Total liabilities and shareholders' equity		30,029,237	34,884,055	50,595,952	49,362,469

The accompanying notes are an integral part of these financial statements.

Telemar Norte Leste S.A. – under Judicial Reorganization and Subsidiaries

Statements of Profit or Loss
For the Years Ended December 31, 2020 and 2019
(In thousands of Brazilian reais - R$, unless otherwise stated)

		Parent		Consolidated	
	Notes	2020	2019	2020	2019 Restated
Continuing operations					
Net operating revenue	4	4,985,552	5,953,040	6,440,990	7,928,904
Cost of sales and/or services	5	(5,751,489)	(6,158,826)	(4,973,843)	(5,754,452)
Gross profit		(765,937)	(205,786)	1,467,147	2,174,452
Operating income (expenses)					
Share of results of investees	14	(4,004,467)	(1,152,443)	(5,291)	(1,660)
Selling expenses	5	(1,047,426)	(1,152,333)	(2,087,457)	(2,296,617)
General and administrative expenses	5	(597,274)	(643,808)	(1,863,192)	(1,883,329)
Other operating income	5	1,636,679	1,263,548	2,007,708	2,308,949
Other operating expenses	5	(826,973)	(502,080)	(2,406,900)	(3,330,198)
		(4,839,461)	(2,187,116)	(4,355,132)	(5,202,855)
Profit (loss) before financial income (expenses) and taxes		(5,605,398)	(2,392,902)	(2,887,985)	(3,028,403)
Financial income	6	1,372,875	544,910	4,224,536	1,486,319
Financial expenses	6	(5,854,017)	(3,438,057)	(11,701,552)	(4,711,596)
Financial income (expenses)	6	(4,481,142)	(2,893,147)	(7,477,016)	(3,225,277)
Pre-tax loss		(10,086,540)	(5,286,049)	(10,365,001)	(6,253,680)
Income tax and social contribution					
Current	7	19,155	8,965	5,706	3,264
Deferred	7		(38)	(164,588)	88,171
		19,155	8,927	(158,882)	91,435
Loss from continuing operations		(10,067,385)	(5,277,122)	(10,523,883)	(6,162,245)
Discontinued operations					
Profit from discontinued operations (net of taxes)				473,928	852,883
Profit (loss) for the year		(10,067,385)	(5,277,122)	(10,049,955)	(5,309,362)
Loss attributable to the owners of the Company		(10,067,385)	(5,277,122)	(10,067,385)	(5,277,122)
Profit (loss) attributable to non-controlling interests				17,430	(32,240)
Loss allocated common shares - basic and diluted		(4,501,354)	(2,359,514)	(4,501,354)	(2,917,608)
Loss allocated preferred shares - basic and diluted		(5,566,031)	(2,917,608)	(5,566,031)	(2,917,608)
Weighted average number of shares outstanding (in thousands of shares)					
Common shares – basic and diluted		192,154	154,032	192,154	154,032
Preferred shares – basic and diluted		237,603	190,465	237,603	190,465
Basic and diluted loss per share:	25 (f)				
Common shares – basic and diluted (R$)		(23.43)	(15.32)	(23.43)	(15.32)
Preferred shares – basic and diluted (R$)		(23.43)	(15.32)	(23.43)	(15.32)
Basic and diluted loss per share – continuing operations:	25 (f)				
Common shares – basic and diluted (R$)				(24.53)	(17.79)
Preferred shares – basic and diluted (R$)				(24.53)	(17.79)
Basic and diluted loss per share from discontinued operations (in reais):					
Common shares – basic and diluted (R$)				1.10	2.48
Preferred shares – basic and diluted (R$)				1.10	2.48

The accompanying notes are an integral part of these financial statements.

Telemar Norte Leste S.A. – under Judicial Reorganization and Subsidiaries

Statements of Comprehensive Income
For the Years Ended December 31, 2020 and 2019
(In thousands of Brazilian reais - R$, unless otherwise stated)

	Parent		Consolidated	
	2020	2019	2020	2019 Restated
Continuing operations				
Profit (loss) for the year	**(10,067,385)**	**(5,277,122)**	**(10,049,955)**	**(6,162,245)**
Actuarial gains (losses)	469,228	4,457	469,050	4,457
Change in equity interests	3,912	2,469	3,912	2,469
Comprehensive income from continuing operations	(9,594,245)	(5,270,196)	(9,576,993)	(6,155,319)
Discontinued operations				
Comprehensive income from discontinued operations			178	852,883
Total comprehensive income for the year	(9,594,245)	(5,270,196)	(9,576,815)	(5,302,436)
Comprehensive income attributable to Company owners	(9,594,245)	(5,270,196)	(9,594,245)	(5,270,196)
Comprehensive income attributable to non-controlling interests			17,430	(32,240)

The statement of comprehensive income items are presented net of taxes.

The accompanying notes are an integral part of these financial statements.

Telemar Norte Leste S.A. – under Judicial Reorganization and Subsidiaries

Statements of Changes in Shareholders' Equity for the Years Ended December 31, 2020 and 2019

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Attributable to owners of the Company								
	Share capital	Capital reserves	Profit reserves	Accumulated losses	Premium on capital transactions and changes in equity interest percentages	Other comprehensive income	Total controlling interests	Non-controlling interests	Total shareholders' equity
Balance at January 1, 2019	**14,661,092**	**255,807**	**2,238,916**		**(90,980)**	**6,297**	**17,071,132**	**(23,236)**	**17,047,896**
Advance for future capital increase		2,720,368					2,720,368		2,720,368
Other comprehensive income						6,926	6,926		6,926
Loss for the year				(5,277,122)			(5,277,122)	(32,240)	(5,309,362)
Absorption of capital reserves		(254,135)		254,135					
Absorption of profit reserves			(2,238,916)	2,238,916					
Balance at December 31, 2019	**14,661,092**	**2,722,040**		**(2,784,071)**	**(90,980)**	**13,223**	**14,521,304**	**(55,476)**	**14,465,828**
Capital increase	4,950,000	(2,720,369)					2,229,631		2,229,631
Capital increase in subsidiaries								32,491	32,491
Other comprehensive income						473,140	473,140		473,140
Loss for the year				(10,067,385)			(10,067,385)	17,430	(10,049,955)
Absorption of capital reserves									
Absorption of profit reserves									
Balance at December 31, 2020	**19,611,092**	**1,671**		**(12,851,456)**	**(90,980)**	**486,363**	**7,156,690**	**(5,555)**	**7,151,135**

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows
For the Years Ended December 31, 2020 and 2019
(In thousands of Brazilian reais - R$, unless otherwise stated)

	Parent		Consolidated	
	2020	2019	2020	2019
Cash flows from operating activities – continuing				
Pre-tax profit (loss)	(10,086,540)	(5,286,049)	(10,410,650)	(6,261,692)
Non-cash items				
Charges, interest income, inflation adjustment, and exchange differences	3,063,170	886,904	8,803,314	932,299
Debt discount amortization and inflation adjustments and exchange differences	(621,397)	162,002	(3,204,337)	172,094
Fair value adjustment to other liabilities	81,207	42,963	143,412	56,319
Depreciation and amortization (Note 5)	2,202,157	2,191,721	2,775,103	2,734,466
Expected losses on trade receivables (Nota 5)	163,190	24,262	488,371	111,299
Provisions (Note 5)	138,054	6,148	160,487	534,382
Share of results of investees (Note 5)	4,004,467	1,152,443	(324,039)	1,660
Grain /loss) the on disposal of assets	(81,492)	115,083	140,490	153,524
Concession Agreement Extension Fee - ANATEL	79,980	109,592	257,001	298,037
Employee and management profit sharing	92,336	90,305	176,783	133,195
Tax recovery (Notes 5 and 6)		(260,821)	(275,426)	(1,631,214)
Inflation adjustment to provisions (Note 6)	306,150	744,515	526,206	1,168,781
Inflation adjustment to tax refinancing program (Note 6)	1,983	5,243	3,149	6,804
Other	(63,751)	48,458	(47,153)	(136,350)
	(720,486)	32,769	(787,289)	(1,726,396)
Changes in assets and liabilities				
Accounts receivable	(182,750)	(1,044,588)	763,363	(108,173)
Inventories	(44,687)	18,276	(19,471)	(32,949)
Taxes	173,271	394,586	1,160,660	605,811
Increases/decreases in cash investments	(1,115)	3,716	20,332	11,759
Trade payables	504,401	424,041	239,752	343,172
Payroll, related taxes and benefits	(121,528)	(125,589)	(300,661)	(260,028)
Assignment of receivables - SISTEL	362,722		362,722	
Provisions	(141,250)	(107,461)	(316,562)	(222,940)
Other assets and liabilities	137,806	16,908	5,282	(518,462)
	686,870	(420,111)	1,915,417	(181,810)

The accompanying notes are an integral part of these financial statements.

Telemar Norte Leste S.A. – under Judicial Reorganization and Subsidiaries

Statements of Cash Flows
For the Years Ended December 31, 2020 and 2019
(In thousands of Brazilian reais - R$, unless otherwise stated)

(continued)

	Parent		Consolidated	
	2020	2019	2020	2019
Financial charges paid - debt	(305)	(216)	(771)	(1,397)
Financial charges paid - other			(109,022)	(43,825)
Income tax and social contribution paid - Company		(715)	(33,436)	(84,327)
Income tax and social contribution paid - third parties	(74,455)	(52,163)	(78,540)	(102,519)
Dividends and interest on capital received	657,170	663,777		
	582,410	610,683	(221,769)	(232,068)
Cash flows from operating activities - continuing operations	**548,794**	**223,341**	**906,357**	**(2,140,274)**
Cash flows from operating activities - discontinued operations			**3,693,325**	**5,576,090**
Net cash generated by operating activities	**548,794**	**223,341**	**4,599,682**	**3,435,816**
Investing activities - continuing operations				
Purchases of tangibles and intangibles	(2,235,519)	(2,664,811)	(2,330,124)	(3,109,200)
(increase)/decrease of investments	140,729	2,125	140,922	2,277
Judicial deposits	53,419	(49,745)	(135,516)	(219,592)
Redemption of judicial deposits	98,623	158,378	114,938	200,243
Cash flows from investing activities - continuing operations	(1,942,748)	(2,554,053)	(2,209,780)	(3,126,272)
Cash flows from investing activities - discontinued operations			(4,549,535)	(3,410,024)
Net cash used in investing activities	(1,942,748)	(2,554,053)	(6,759,315)	(6,536,296)
Financing activities - continuing operations				
Borrowings net of costs	7	1,678	2,473,414	4,811
Repayment of principal of borrowings and financing			(6,125)	(11,740)
Licenses and concessions		(75,255)		(75,416)
Tax refinancing program	(20,893)	(46,763)	(26,967)	(52,577)
Capital increase	2,229,631	2,720,368	2,229,631	2,720,368
Leases	(393,144)	(351,762)	(498,883)	(442,740)
Payment of dividends and interest on capital		(123)		(123)
Cash flows from financing activities - continuing operations	**1,815,601**	**2,248,143**	**4,171,070**	**2,142,583**
Cash flows from financing activities - discontinued operations			**(857,643)**	**(941,702)**
Net cash generated by financing activities	**1,815,601**	**2,248,143**	**3,313,427**	**1,200,881**
Cash and cash equivalents transferred to held for sale			**(207,926)**	
Cash flows for the year	**421,647**	**(82,569)**	945,868	**(1,899,599)**

The accompanying notes are an integral part of these financial statements.

(In thousands of Brazilian reais - R$, unless otherwise stated)

(continued)

Cash and cash equivalents

Closing balance	747,807	326,160	819,703	2,719,302
Opening balance	326,160	408,729	1,765,571	819,703
Changes in the year	**421,647**	**(82,569)**	**945,868**	**(1,899,599)**

Additional Disclosures Relating to the Statement of Cash Flows

Non-cash transactions

	COMPANY		CONSOLIDATED	
	2020	2019	2020	2019
Offset of judicial deposits against provisions	61,016	68,236	218,196	222,515
Variance between economic and financial investment (PP&E and intangible assets)	(463,752)	(233,637)	(320,819)	145,389
Offset of recoverable taxes against taxes payable	1,294,037	(877,601)	3,294,889	(877,601)

Reconciliation of liabilities resulting from financing activities

The changes in financial charges and the settlement of the debt resulting from financing activities are presented in Note 18.

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

1 GENERAL INFORMATION

Telemar Norte Leste S.A. - under Judicial Reorganization ("Company" or "TMAR"), headquartered in Brazil, in the city of Rio de Janeiro, at Rua do Lavradio, nº 71, 2ª andar - Centro, is a private company, wholly-owned subsidiary of Oi S.A. - under Judicial Reorganization ("Oi" or "Parent").

Telemar is the leading provider of fixed-line telephone services in its operation area: Region I of the General Concession Plan ("PGO"), which covers the Brazilian states of Rio de Janeiro, Minas Gerais, Espírito Santo, Bahia, Sergipe, Alagoas, Pernambuco, Paraíba, Rio Grande do Norte, Ceará, Piauí, Maranhão, Pará, Amazonas, Roraima, and Amapá (except for this region's Sector 3, including 57 municipalities of Triângulo Mineiro, Minas Gerais, and Alto Paranaíba, also in Minas Gerais, where CTBC - Companhia de Telecomunicações do Brasil Central operates). These services are provided under concessions granted by Agência Nacional de Telecomunicações - ANATEL (National Telecommunications Agency), the regulator of the Brazilian telecommunications industry.

The Company also holds: (i) an ANATEL concession to provide nationwide long-distance fixed-line telephone services in the same region and a concession to provide nationwide International Long-distance Services, or LDI; and (ii) through its indirect subsidiary Oi Móvel S.A. - under Judicial Reorganization ("Oi Móvel") a license to provide mobile telephony services in Regions I, II and III.

Concession agreements

The local and nationwide Switched Fixed-line Telephony Services (STFC) long-distance concession agreements entered into by the Company with ANATEL are effective until December 31, 2025. These concession agreements provide for reviews on a five-year basis and in general have a higher degree of intervention in the management of the business than the licenses to provide private services. At the end of 2018, ANATEL published Public Hearing No. 51/2018 to address the revision of the Concession Agreements for the concession's last five-year period (2021-2025) and the new General Universal Service Targets Plan (PGMU V).

The contribution period to the Public Hearing ended on March 26, 2019 and after being processed by ANATEL, it was approved under Decision 619/2020, PGMU amendment proposal, sent to the Ministry of Communications (Official Letter 478/2020/GPR-ANATEL, of Dec 1, 2020), in addition to the new wording of the Concession Agreements (Resolution 737/2020).

In December 2020, Oi filed a Cancellation Request against Ruling No. 619/2020 and Resolution No. 737/2020, which jointly approved the PGMU V proposal and the draft Concession Agreements for the Switched Fixed-line Telephony Service ("STFC") for 2021-2025, as stated in case file No. 53500.040174/2018-78.

On January 28, 2021, the Government enacted Decree 10610/2021, which repeals Decree 9619/2018 and approves the PGMU V, applicable to 2021-2025. Among the provisions of the new PGMU we highlight the introduction of the backhaul obligation, under which carriers may use the balance resulting from the changes in targets of the previous PGMU. The PGMU V also provides for the end of the obligation to build fixed wireless new access facilities required by PGMU VI and the infrastructure already in place shall be maintained.

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

It is worth noting that Law 13879/2019 opens the legal possibility of changing the provision of STFC services from public utility regime to the private law regime at the time the radiofrequency permits, telecommunications service concessions, and satellite exploitation rights are extended. On June 17, 2020, the authorities enacted Decree 10402, which regulates Law 13879/2019 and sets the deadline for ANATEL to issue the rules that will govern changing from concessions to permits.

As a result, ANATEL issued Resolution 741/2021, which approves the Regulation for the Adaptation of the Concessions of the Fixed Commuted Telephone Service (STFC) as Authorizations of the same service. This regulation sets the rules for the migration from the concession regime to an authorization regime, pending, however, the definition of the Migration Balance Calculation Methodology and its quantification, on a case-by-case basis, by concessionaire (the work is being conducted by a consulting firm engaged by ANATEL/UIT and is expected to be approved by the Agency's Board of Directors by the end of the first half of 2021).

On December 30, 2020, Oi filed a Request for Arbitration Proceedings with ANATEL for the discussion of issues regarding our Concession Agreements. This request is currently under review by ANATEL.

With the approval of the Judicial Reorganization Plan ("JRP", "Plan", or "Original JRP"), ANATEL initiated some procedures aiming at monitoring the Company's financial situation, as well as to assess its Company's ability to discharge its obligations arising from the terms of the concession agreements. In March 2019, ANATEL decided, among other issues, to maintain the special monitoring of the provision of telecommunications services of the Oi Group companies in 2019 by imposing actions related to transparency, corporate governance, and corporate control, financial and operating performance, and asset and credit management, as informed in the Notice to the Market disclosed by the Company on May 8, 2019.

On February 10, 2020, as reported in the Notice to the Market released by Oi, ANATEL's Board of Directors concluded there was no longer the need for special monitoring based on the decision issued in May 2019 as it considers that Oi's and its subsidiaries' short-term liquidity risk has been extinguished and revoked the obligations previously imposed on the Oi Group companies.

Corporate Authorization

The Executive Board authorized the completion of these financial statements at the meeting held on March 29, 2021.

Judicial Reorganization

On June 20, 2016, Oi S.A. – under Judicial Reorganization ("Oi") and its direct and indirect wholly owned Oi Móvel S.A. – under Judicial Reorganization ("Oi Móvel"), the Company, Copart 4 Participações S.A. – under Judicial Reorganization ("Copart 4", merged with and into the Company, see Nota 28), Copart 5 Participações S.A. – under Judicial Reorganization (with and into Oi), Portugal Telecom International Finance B.V. - under Judicial Reorganization, and Oi Brasil Holdings Cooperatief U.A. - under Judicial Reorganization (collectively with the Company, the "Oi Companies" or "Debtors") filed a petition for judicial reorganization with the Court of the State of Rio de Janeiro ("Judicial Reorganization Proceeding").

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

On December 19, 2017, after confirming that the required quorum of classes I, II, III, and IV creditors was in attendance, the General Creditors' Meeting ("GCM") was held and the Oi Companies' JRP was approved by a vast majority of creditors on December 20, 2017.

On January 8, 2018, the judicial reorganization court ("Judicial Reorganization Court") issued a decision that ratified the JRP and granted the judicial reorganization to the Oi Companies, which was published on February 5, 2018.

On July 31, 2018, the restructuring of the Oi Companies' financial debt was completed with the implementation of the applicable terms and conditions provided for in the JRP, including the completion of the first capital increase provided for in the JRP, Capital Increase – Claim Capitalization.

On January 25, 2019, Oi completed the second capital increase provided for in the JRP ("Capital Increase - New Funds"), with the issue of 3,225,806,451 book-entry, registered common shares, without par value, including new common shares represented by ADSs, pursuant to the JRP and the subscription and commitment agreement entered into by Oi, its subsidiaries, and the Backstop Investors.

Capital Increase – New Funds

Exercise of Subscription Warrants and American Depositary Warrants ("ADWs")

On October 28, 2018, Oi commenced the issuance and delivery of all warrants and ADWs exercised by their holders. The process was completed on January 4, 2019. All Warrants that were not exercised on or prior to January 2, 2019 have been cancelled.

Preferential offer and completion of the Capital Increase – New Funds, pursuant to the commitment agreement terms

As contemplated by Section 6 *of* the JRP, on November 13, 2018 Oi commenced a preemptive offering of common shares that was registered with the SEC under the Securities Act under which holders of common shares and preferred shares, including the ADS *Depositary* and The *Bank* of *New York* Mellon, as depositary of the Preferred ADS program, received transferable rights for each common share or preferred share held as of November 19, 2018, which refers to as subscription rights.

The subscription rights expired on January 4, 2019. On January 16, 2019, Oi issued 1,530,457,356 common shares to holders of subscription rights that had exercised those subscription rights with respect to the initial common shares. On January 21, 2019, Oi issued 91,080,933 common shares to holders of subscription rights that had requested subscriptions for excess common shares. The proceeds of these subscriptions totaled R$2,011 million.

On January 25, 2019, Oi issued 1,604,268,162 common shares, representing the total number of common shares that were offered in the preemptive offering less the total number of initial common shares and excess common shares, to the Backstop Investors in a private placement under the terms of the commitment agreement for the aggregate amount of R$1,989 million ("Share Balance"). Because of the subscription and payment of the Share Balance, Oi completed, on this date, the Capital Increase – New Funds, through the subscription and payment of all 3,225,806,451 Common Shares issued as part of the Capital Increase – New Funds, representing a contribution of new funds for Oi totaling R$4.0 billion. In addition, under the terms of the commitment agreement, on that

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

date Oi issued, as compensation for their commitments under the commitment agreement, 272,148,705 common shares in a private placement to the Backstop Investors and paid US$13 million to the Backstop Investors. As a result of the outcome of the subscription and payment of the Capital Increase – New Funds and the Commitment Shares, Oi's share capital increased to R$32,538,937,370.00, represented by 5,954,205,001 shares, divided into 5,796,477,760 registered common shares and 157,727,241 registered preferred shares, without par value.

Post-petition Financing – Clause 5.3 of the Plan

On December 23, 2019, Oi disclosed a Material Fact Notice informing that its subsidiary Oi Móvel entered into a 1st issue indenture of collateralized, simple, nonconvertible debentures, with additional trust security, in a single series, for private placement, in the total amount of up to R$2,500,000,000.00 ("Oi Móvel Debentures" and "Oi Móvel Issue", respectively). The main features of the Oi Móvel Issue and the Oi Móvel Debentures are as follows: (i) Term and Maturity Date: twenty-four (24) months from the issue date, except in the case of early redemption and early maturity of the Debentures set forth in the related Oi Móvel Debenture Indenture; (ii) Payout: U.S. dollar foreign exchange fluctuation plus interest of (i) twelve point sixty-six percent (12.66%) per year (PIK) for the first twelve months after the first repayment is made; (ii) thirteen point sixty-one percent (13.61%) per year thereafter; and (iii) Guarantees: the Oi Móvel Debentures are fully backed by collaterals and trust guarantees provided by Oi Móvel, Oi, and the Company.

The Oi Móvel Issue was approved based on the provisions of Clause 5.3 of the Original Plan and is part of the context of post-petition financing, in the "Debtor in Possession Financing" ("DIP Financing") modality.

Continuing the Material Fact Notice disclosed on December 23, 2019, Oi disclosed a Notice to the Market on February 4, 2020 informing shareholders and the general market that the subscription and payment of the Oi Móvel Issue had been completed, for private placement in the amount of R$2,500,000,000.00.

Non-termination of the Judicial Reorganization

On December 6, 2019, Oi released a Material Fact Notice informing that the Oi Companies had filed a petition with the Judicial Reorganization Court requesting that the court oversight of the Oi Companies not to terminated on February 4, 2020, the date when the Plan's homologation would complete two (2) years.

The non-termination of the judicial oversight did not introduce any changes to the current position of the Oi Companies and had no impact on the compliance with the Plan in force or on current receivables, or any other new funds that were obtained by the Oi Companies. It is worth noting that the continuity of court oversight at the end of the two-year period is a natural measure that has been applied in most judicial reorganization proceedings.

Notwithstanding the good progress of the Plan implementation, which has already concluded most of the steps provided for in the proceeding, which were important for the recovery of the Oi Companies, said petition presented the Judicial Reorganization Court with circumstances related to the complexity inherent to the Judicial Reorganization Proceeding's magnitude and to the reforms underway in the legal and regulatory environment, and which require actions still to be implemented as part of the Judicial Reorganization Proceeding.

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

On February 28, 2020, Oi released a Material Fact Notice informing its shareholders and the general market that on February 28, 2020 the Oi Companies filed with the Judicial Reorganization Court a petition exposing its interest in submitting for deliberation to a new general creditors' meeting ("New GCM") an amendment to the Plan ("Amendment to Plan" or "amendment to the JRP") aimed at achieving greater operating and financial flexibility to continue its investment project and the compliance with its strategic transformation plan ("Strategic Plan"), both broadly disclosed to the market.

In line with the foregoing, on March 6, 2020, Oi disclosed a Material Fact Notice informing that the Judicial Reorganization Court awarded a decision, on the same date, granting Oi's request for a New General Creditors' Meeting to deliberate on an amendment to the Plan, prescribing that:

(i) the Oi Companies filed with the court, within 180 days from the decision's issue date, the draft amendment to the JRP; and

(ii) the Trustee organized the New General Creditors' Meeting, which shall be held within 60 days from the submission of the draft Amendment to the JRP.

Amendment to the Judicial Reorganization Plan

On June 15, 2020, the Oi Companies filed with the Judicial Reorganization Court the draft Amendment to the JRP for the purposes of increasing the flexibility of the Original JRP by creating a more efficient corporate and operating structure, aiming at maximizing Oi's value to the benefit of all its stakeholders. This initiative was fully aligned with the Strategic Plan, which is being transparently implemented.

On August 13, 2020, the Oi Companies filed with the Judicial Reorganization Court an updated draft of the Amendment to the JRP that adjusts certain terms and conditions. This proposal reflected the several discussions with creditors, potential investors, and other stakeholders, including discussions held with the mediator appointed by the Judicial Reorganization Court, for the purpose of discussing improvements to the Amendment to the JRP.

The Amendment to the JRP was submitted to a vote by the Debtors and approved at the New GCM held on September 8, 2020, the date of the first notice to convene, at the SulAmérica, Convention Center, and was confirmed by the Judicial Reorganization Court on October 5, 2020, in a decision issued on October 8, 2020 that rejected all the allegations of procedural nullity of the New GCM, ruling out the allegation of unequal treatment among creditors and rejecting the requests for nullity of the voting and approval quorum of the Amendment to the JRP because it did not include any drafting and unresolved issues and, among other measures, has set a twelve-month period for ending the Debtors' judicial reorganization, beginning on the date of said decision issue date, which may be extended, should there be a need to complete the acts relating to the disposals provided for in the Amendment to the JRP.

1. Purposes of the Amendment to the JRP

The Amendment to the JRP, approved by the creditors and ratified by the Judicial Reorganization Court, as referred to above, aims at allowing the Oi Companies and their subsidiaries ("Oi Group") to implement their long-term plan, with the necessary resolution of their debt, in the current context, and their continuity as going concerns by following said JRP and their Strategic Plan. The main purpose of the Oi Group's strategy is transforming its business model by focusing on the use and

rapid expansion of its extensive fiber optics infrastructure as a competitive edge, including its transportation networks (backbone, backhaul and data network), and primary and secondary access networks (dedicated links, metropolitan rings, and FTTH access networks), enabling and supporting the high-speed connection and service provision needs of its residential, business, corporate, and government customers, and the provision of infrastructure services for other telecommunication service providers in the country, including the facilitation of connections for the new 5G technology.

This strategy will be implemented by proceeding with the asset divestiture process, a possible involvement in consolidation movements, and the divestiture of its mobile communications operation and the adoption of the model known as structural separation, which allows incorporating separate entities dedicated to investing, the operation and the maintenance of the telecommunications infrastructure and the provision of services to its end customers, including the product development, marketing, sales and customer service activities. This aims at making the Oi Group's business model more sustainable, focused on its main competitive advantages, structured in an efficient and focused manner, and ensuring the continuity of the Oi Group and the consequent compliance with the means of recovery and payment of all prepetition claims.

The Amendment to the JRP aims at introducing flexibility in meeting the Debtor' strategic goals described above and its main purposes include:

(i) providing for the possibility of forming isolated production units ("UPIs") through the segregation of certain businesses and/or isolated assets of Oi Group and the disposal thereof under the security and benefits ensured by Law 11101/2005 (Business Recovery and Bankruptcy Law, or LRF), so as to maximize their worth and provide the resources necessary to pay prepetition creditors and discharge the Debtors' obligations;

(ii) improving the payment terms and conditions for a significant portion of small creditors as a way of reducing litigation and speeding up the settlement of these claims, as required by the Judicial Reorganization Court;

(iii) allowing the Debtors to raise additional financing and other funding to allow them to maintain the necessary investments and pay their creditors; and

(iv) allow the segregation, using an Oi Group company, of some fiber optics assets and infrastructure to create a more flexible and efficient corporate structure to accelerate investments in the expansion of the fiber optics network. Such company may have access to financial and capital markets and raise additional funds at lower costs, thus ensuring the funds generated by the Debtors' operations are used exclusively in such operations, thus, strengthening their operating structure.

2. UPIs provided for in the Amendment to the JRP

The Amendment to the JRP provides for the creation of five (5) UPIs separate from the assets, liabilities and rights of the Debtors and associated with (a) the operation of telecommunications networks ("UPI InfraCo"); (b) the telephony and data operation in the mobile communications market ("UPI Mobile Assets"); (c) the passive infrastructure ("UPI Towers" and "UPI Datacenter"); and (d) the TV business ("UPI TVCo").

The UPIs are established as special purpose corporations ("SPCs") and may be sold, under different models for each type of UPI described above, to ensure the debt payment and generate the funds necessary for the expansion of its fiber infrastructure and associated services, which are the key focus of Oi Group's strategy. The divestment of the UPIs would allow Oi to maximize the business value of its investments by expanding its residential and business access services nationwide, exploit more efficiently its network components, and create new business opportunities for the exploitation of these networks by offering them to other carriers and service providers in the telecommunications industry, in light with the governing laws, regulations and the required permits from competent authorities, where applicable.

The Amendment to the JRP contains detailed information on the composition of each UPI and the terms and conditions applicable to their disposal, including information on their structure and minimum price, available at www.recjud.com.br, for consultation purposes.

2.1. UPI InfraCo

InfraCo SPC will concentrate infrastructure and fiber assets related to the Oi Group's access and transportation networks already contributed to its capital, whether when they are directly assigned or even when they are assigned as right of use, in the form of Indefeasible Rights of Use (IRUs), as well as new infrastructure investments to be made in the future for the purpose of accelerating investments in the expansion of its fiber optics networks, based on a more flexible and efficient capital structure and greater possibility of attracting and using new funds. InfraCo SPC is seeking in the market the necessary funds to finance its investments in order to expand Oi Group's operations in fiber optics and serve a larger number of customers from these segments nationwide.

The Amendment to the JRP establishes that Oi shall retain a material interest in the capital of InfraCo SPC through measures to ensure its active participation in the creation and expansion of a local leader in fiber optics infrastructure. As in other countries, the creation of InfraCo SPC followed a logic of structural separation between the services company and the infrastructure company for the purpose of maximizing business value through greater efficiency and innovation, with clear strategies focused on customer experience and product and service innovation on one hand and mass access to fiber infrastructures and optimization of its technical operation on the other.

The UPI InfraCo consists of 100% of the SPC shares, which concentrates the assets and liabilities related to the fiber optics and infrastructure activities described in Annex 5.3.4 to the Amendment to the JRP. Clause 5.3.9.4 of the Amendment to the JRP provides for the partial divestiture of the UPI InfraCo through a bidding process, under the terms of the LFR, by submitting sealed bids for the disposal of the majority of the voting shares of InfraCo SPC. This bid should ensure Oi the payment of at least R$6.5 billion, in addition to the guarantee from the acquirer that there will be adequate funds for the payment of possible remaining debts of InfraCo SPC, including the full payment of InfraCo's debt outlined in Clause 5.3.8.1 of the Amendment to the JRP and the compliance with its investment plan, according to certain parameters to be established in the related UPI InfraCo Invitation to Bid Notice. At the completion of the partial sale of the UPI InfraCo, the buyer will be assured an interest equivalent to 51.0% of the total capital stock, not exceeding 51.0% of the economic capital of InfraCo SPC, and the Debtors are reserved the right to, at their sole discretion, determine the division of the capital stock of InfraCo SPC into common and preferred shares of InfraCo in the sale, within the limits established by law, thus guaranteeing that Oi shall retain a significant equity interest in SPC InfraCo, which might be possibly liable for the Debtors' obligations to JRP creditors.

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

As a result of the large demand for the asset during the preliminary market sounding conducted by a financial advisor, the minimum economic value (EV) of InfraCo SPC (as at December 31, 2021) to be considered in the proposals will be R$20 billion, within the previous reference range of 25.5% to 51% of the economic value, in order to ensure an active bid dispute among the different stakeholders for the control of InfraCo (51% of the voting capital of InfraCo SPC) until the auction. The interested parties must also assume the commitment to pay a secondary installment of the acquisition price of not less than R$6.5 billion and a primary installment of the acquisition price amounting up to R$5 billion, to guarantee the payment of any remaining debts of InfraCo SPC, including the payment of the amount of InfraCo SPC's debt provided for in Clause 5.3.8.1 of the Amendment to the JRP and the implementation of the planned investment plan, in exchange for receiving new common shares issued by InfraCo SPC, at the price per share paid in the partial sale of UPI InfraCo, adjusted as provided for in the Amendment to the JRP.

The Oi Group may, by the date of publication of the UPI InfraCo Notice, accept the binding bid with the highest economic value (EV) assigned to InfraCo SPC for the partial acquisition of UPI InfraCo, pursuant to the terms of the Amendment to the JRP, undertaking to grant such bidder the right to top, at its sole discretion, any offer per share issued by InfraCo SPC above its own biding bid, provided it submits an offer for an amount higher than at least 1% of the price per share issued by InfraCo SPC set in the best offer made during the bidding process for partial sale of the UPI InfraCo. The Amendment to the JRP also provides for mechanisms for evaluating binding bids for the partial acquisition of the UPI InfraCo that take into consideration not only the price per share offered and its minimum price of the economic value (EV) of InfraCo SPC, but also the possibility of evaluating better conditions for determining the best bid to be taken into consideration as the preferential bid for the judicial bidding process.

On January 25, 2021, Oi released a Material Fact Notice informing its shareholders and the market in general that on January 22, 2021 it had received binding proposals from third parties for the partial acquisition of the UPI InfraCo, all above the minimum price set in the Amendment to the JRP and that the proposals received are under analysis by the Company, which may engage in negotiations with the bidder of the best offer, on an exclusive basis, for the purpose of negotiating the final agreements that will be disclosed during the bidding process, by means of the corresponding Invitation to Bid Notice to be published in due course.

On February 4, 2021, Oi released a Material Fact Notice informing its shareholders and the market in general that, in view of the binding offer terms and conditions for partial acquisition of the UPI InfraCo jointly submitted by Globenet Cabos Submarinos S.A., BTG Pactual Economia Real Fundo de Investimento em Participações Multiestratégia, and other investment funds managed or controlled by companies belonging to the BTG Group (the "Offer" and the "Bidders"), on this same date entered into an Exclusivity Agreement ("Agreement") with the Bidders, for a limited period of time, for the purpose of negotiating exclusively with the Bidders the sale terms and conditions, as well as the documentation and appendices relating to the Offer. The purpose of the Agreement is to grant the negotiations underway between the parties the necessary security and agility, and, if the negotiations between the parties regarding the terms and documentation are satisfactorily concluded, allow that Oi is in a position to grant the Bidders the right to top other bids received in the course of the bidding process for the sale of the UPI InfraCo, pursuant to Clause 5.3.9.4.6 of the Amendment to the JRP confirmed by the JRP. The initial effective date was March 6, 2021, which was automatically renewed for another thirty-day period, to become effective until April 5, 2021, as reported by Oi in a Notice to the Market disclosed on March 5, 2021.

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

On February 18, 2021, Oi disclosed a Material Fact Notice informing that its subsidiary BrT Multimídia (defined in the Amendment to the JPR as "InfraCo SPC") had entered into an indenture for the issue of collateralized, nonconvertible debentures, backed by collaterals, for private placement, in the total amount of up to R$2,500,000,000.00 ("InfraCo Debentures" and "InfraCo Issue", respectively). The main features of the InfraCo Issue and the Infraco Debentures are as follows: (i) Term and Maturity Date: twenty-four (24) months from the issue date, except in the case of early redemption and early maturity of the InfraCo Debentures set forth in the debenture Indenture; (ii) Interest: unit par value adjusted using the accumulated National Broad Consumer Price Index (IPCA) variance, plus interest of 11% per year; (iii) Guarantees: the InfraCo Debentures shall be backed by collateral and a trust security provided by InfraCo; (iv) Conversion: the InfraCo Debentures shall be convertible into redeemable preferred shares representing the majority of InfraCo SPC's voting shares; and (v) Subscription: the InfraCo Debentures must be subscribed and paid-in by April 15, 2021.

The InfraCo Issue was approved pursuant to the provisions of Section 5 of the Amendment to the JRP. As provided for by the Amendment to the JRP and the InfraCo Issue indenture, Oi, through its subsidiaries Oi Móvel and the Company, shall hold a call option on all the preferred shares held by the Debentureholders as a result of the Conversion. Alternatively, and at the sole discretion of Oi and its subsidiaries Oi Móvel and Telemar, InfraCo SPC may redeem all of the preferred shares held by the Debentureholders as a result of Conversion. The actual InfraCo Issue is subject to the authorizations and compliance with certain conditions precedent set forth in the InfraCo Issue indenture.

2.2. UPI Mobile Assets

The Amendment to the JRP provides for the sale of UPI Mobile Assets in a bidding process, under the terms of the LRF, by submitting sealed bids for the acquisition of 100% of the shares of Mobile SPC, with payment of at least R$15.7 billion in cash.

On November 10, 2020, the Bid Notice ("UPI Mobile Assets Bid Notice") submitted by the Debtors was published for the sale of UPI Mobile Assets, which consisted of 100% of the shares Cozani RJ Infraestrutura e Redes de Telecomunicações S.A., a corporation with corporate taxpayer identification number (CNPJ/ME) 36.012.579/0001-50 and registered with the Rio de Janeiro State Division of Corporations under NIRE 33.300.333.291, with registered head offices at Rua do Lavradio, 71, sala 201/801, Centro, CEP 20230-070, in the City of Rio de Janeiro, State of Rio de Janeiro ("Mobile SPC") wholly owned by Oi Móvel, free and clear of any liens or encumbrances ("Mobile SPC Shares"), to the capital of which Oi Móvel will contribute, through one or more corporate transactions, the Assets, Liabilities and Rights of the UPI Mobile Assets described in Appendix 5.3.1 to the Amendment to the JRP and in the UPI Mobile Assets Bid Notice.

On December 14, 2020, Oi released a Material Fact Notice informing its shareholders and the market in general that a hearing was held in the Judicial Reorganization Court for opening the sealed bids submitted as part of the bidding process for the disposal of the UPI Mobile Assets, in the manner and terms provided for in the Amendment to the JRP and in the UPI Mobile Assets Bid Notice. During said hearing, it was verified that there was only one bid for the acquisition of the UPI Mobile Assets, which was submitted jointly by Telefônica Brasil S.A., TIM S.A., and Claro S.A. (the "Bidders") pursuant to the precise terms and conditions of the binding proposal for the acquisition of the UPI Mobile Assets submitted by the Bidders, amounting to R$16.5 billion, of which R$756 million relates to transition services to be provided by Oi to the Bidders for up to 12 months, plus a commitment to enter into long-term take-or-pay agreements for transmission

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

capacity services with Oi, whose net present value (NPV), calculated for purposes and in the manner provided in the Amendment to the JRP, is R$819 million, which shall be paid in cash, subject to the terms and conditions provided for in the related binding proposal and the related Share Purchase Agreement set forth in Appendix 5.3.9.1 of the Amendment to the JRP.

Due to the submission of a single sealed bid for the acquisition of the UPI Mobile Assets, the Judicial Reorganization Court confirmed the Bidders' proposal as the winning bid of the bidding process for the sale of the UPI Mobile Assets, after securing the favorable opinions of the Public Prosecution Office of the State of Rio de Janeiro and the Trustee.

As provided for by the Bid Notice of the UPI Mobile Assets, the related Share Purchase and Sale Agreement will be entered into with the Bidders and the actual completion of Mobile Assets SPC shares' transfer will be subject to compliance with the terms and conditions set forth in such agreement, including the prior consent of ANATEL (the National Telecommunications Agency) and the approval of the purchase and sale of the shares by the Administrative Economic Defense Council ("CADE") (Brazilian antitrust authority).

2.3. UPI Towers

The Amendment to the JRP provides for the sale of the UPI Towers in a bidding process, under the terms of the LRF, by submitting sealed bids for the acquisition of 100% of the shares of Towers SPC held by the Debtors.

On October 19, 2020, the Bid Notice ("UPI Mobile Assets Bid Notice") submitted by the Debtors was published for the sale of the UPI Towers, which consisted of 100% of the shares issued by special purpose corporation Caliteia RJ Infraestrutura e Redes de Telecomunicações S.A., a joint stock company with CNPJ/ME 35.978.982/0001-75 and registered with the Rio de Janeiro State Division of Corporations under NIRE 33.300.333.215, with registered head offices at Rua do Lavradio, 71, sl. 201/801, Centro, CEP 20230-070, in the City of Rio de Janeiro, State of Rio de Janeiro ("SPE Towers"), wholly owned by Telemar and Oi Móvel, specifically incorporated for being sold as a UPI as part of the Judicial Reorganization Proceeding, and with share capital paid in by the Assets, Liabilities and Rights of the UPI Towers, described in Appendix 5.3.2 of the Amendment to the JRP and in the UPI Towers Bid Notice.

On November 26, 2020, Oi released a Material Fact Notice informing its shareholders and the market in general that a hearing was held in the Judicial Reorganization Court for opening the sealed bids submitted as part of the bidding process for the disposal of the UPI Towers, in the manner and terms provided for in the Amendment to the JRP and in the UPI Towers Bid Notice. During the hearing, it was verified that there was only one sealed bid for the acquisition of the UPI Towers, which was submitted by Highline do Brasil II Infraestrutura de Telecomunicações S.A. ("Highline") pursuant to the precise terms and conditions of the binding proposal for the acquisition of the UPI Towers submitted by the latter, amounting to one billion, sixty-six million, nine hundred and two thousand, eight hundred and twenty-seven Brazilian reais (R$1,066,902,827.00) to be paid in cash, as described in the Material Fact Notice released on August 13, 2020, subject to the terms and conditions provided for in the related binding proposal and the related Stock Purchase Agreement set forth in Appendix 5.3.9.2 to the Amendment to the JRP.

Due to the submission of a single sealed bid for the acquisition of the UPI Towers, the Judicial Reorganization Court confirmed the Highline's proposal as the winning bid of the bidding process for the sale of the UPI Towers, after securing the favorable opinions of the State of Rio de Janeiro Public Prosecution Office and the Trustee.

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

On December 23, 2020, the Company released a Notice to the Market informing its shareholders and the market in general that Oi, the Company, and Oi Móvel entered into with Highline the Share Purchase and Sale Agreement Through a UPI and Other Covenants ("Agreement"), for the sale of the UPI Towers to Highline and that the actual completion of the transaction with the transfer of Towers SPC's shares to Highline is subject to the compliance with the conditions precedent usual for this type of transaction, as provided for in the Agreement.

2.4. UPI Datacenter

The Amendment to the JRP provides for the sale of UPI Datacenter in a bidding process, under the terms of the LRF, by submitting sealed bids for the acquisition of 100% of the shares of Datacenter SPC held by the Debtors.

On October 19, 2020, the Bid Notice ("UPI Datacenter Bid Notice") submitted by the Debtors was published for the sale of the UPI Datacenter, which consisted of 100% of the shares issued by special purpose corporation Drammen RJ Infraestrutura e Redes de Telecomunicações S.A., a joint stock company with CNPJ/ME 35.980.592/0001-30 and registered with the Rio de Janeiro State Division of Corporations under NIRE 33.300.333.231, with registered head offices at Rua do Lavradio, 71, sl. 201/801, Centro, CEP 20230-070, in the City of Rio de Janeiro, State of Rio de Janeiro ("Datacenter SPC"), the shares of which will be held by Oi, the Company and Oi Móvel, specifically incorporated to be sold as a UPI as part of the Judicial Reorganization Proceeding, and with capital stock paid in exclusively and necessarily by the Assets, Liabilities and Rights of the UPI Datacenter, described in Appendix 5,3 to the Amendment to the JRP and in the UPI Datacenter Bid Notice.

On November 26, 2020, Oi released a Material Fact Notice informing its shareholders and the market in general that a hearing was held in the Judicial Reorganization Court to open the sealed bids submitted as part of the bidding process for the disposal of the UPI Datacenter, in the manner and terms provided for in the Amendment to the JRP and in the UPI Datacenter Bid Notice. During the hearing, it was verified that there was only one sealed bid for the acquisition of the UPI Datacenter, which was submitted by Titan Venture Capital e Investimentos Ltda. ("Titan") pursuant to the precise terms and conditions of the binding proposal for acquisition of UPI Datacenter submitted by the latter, as described in the Material Fact Notice dated June 15, 2020, amounting to three hundred and twenty-five million Brazilian reais (R$325,000,000.00) to be paid as follows: (i) a cash installment in the amount of two hundred and fifty million Brazilian reais (R$250,000,000.00); and (ii) the remaining amount of seventy-five million Brazilian reais (R$75,000,000.00) in installments to be paid in the manner and within the deadline set forth in the related binding proposal and the related Share Purchase and Sale Agreement contained in Exhibit 5.3.9.3 to the Amendment to the JRP.

Due to the submission of a single sealed bid for the acquisition of the UPI Datacenter, the Judicial Reorganization Court confirmed Titan's proposal as the winning bid of the bidding process for the sale of the UPI Datacenter, after securing the favorable opinions of the State of Rio de Janeiro Public Prosecution Office and the Trustee.

On December 14, 2020, the Company released a Notice to the Market informing that on December 11, 2020 the Company, Telemar, and Oi Móvel had entered into the Agreement for the Purchase and Sale of Shares Through a UPI and Other Covenants ("Agreement") with Titan, for the purpose of selling the UPI Datacenter to Titan for the total amount R$325,000,000.00, which will be paid after the compliance with certain conditions precedent, as follows: (i) a cash installment of

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

R$250,000,000.00 ("Cash Installment") paid at sight; and (ii) R$75,000,000.00 ("Remaining Amount"), in installments to be paid in the manner and maturity set forth in the Agreement.

Accordingly, on March 15, 2021, Oi released a Material Fact Notice informing that, after compliance with all the contractual conditions precedent on March 12, 2021, it sold the UPI Data Center to Titan and transferred all the shares issued by Datacenter SPC to Titan, which, in turn, paid the Cash Installment, with the Remaining Amount to be paid in installments, in the manner and timeframe set forth in the agreement.
The completion of the sale of the UPI Datacenter represents the implementation of yet another stage of the JRP and Strategic Plan, aimed at ensuring greater financial flexibility and efficiency, and the long-term sustainability of Oi by its market repositioning and its conversion into the largest telecommunications infrastructure provider in Brazil, based on the massification of fiber optics and high-speed internet, the provision of corporate solutions, and the preparation for the evolution to 5G, focused on business lines with higher added value and good growth prospects and forward looking.

2.5. UPI TVCo

UPI TVCo will consist of 100% of TVCo SPC shares which will concentrate the assets, liabilities, and rights related to the pay TV business, described in Annex 5.3.5 to the Amendment to the JRP, which provides for the disposal of the UPI TVCo in a bidding process, under the terms of the LRF, by submitting sealed bids for the acquisition of 100% of TVCo SPC shares held by the Debtors, considering that the acquisition of the UPI TVCo will involve (i) the payment, in a single cash installment, of a minimum amount of R$20 million and (ii) the obligation of the corresponding acquirer to share with the Debtors and/or their associates 50% of the net revenue of the IPTV service to be offered to TVCo SPC customers using the FTTH network, under the terms and conditions to be established in the Bidding Notice for the disposal of the UPI TVCo.

3. Payment of Creditors

The Amendment to the JRP provides for the possibility of making adjustments to the payment terms and conditions of the prepetition creditors and also mechanisms that would allow or require Oi to pay certain claims subject to the Plan within a term shorter than the term provided for in the ratified Plan.
The Amendment to the JRP contains detailed information on the payment proposals for each class of creditors.

3.1. Labor Claims

The Amendment to the JRP prescribes that labor creditors whose claims had not been fully settled by the date of the New GCM would have their claims up to a total of R$50,000 paid within 30 days of ratification of the Amendment to the JRP, provided that said labor claims (i) were listed in the trustee's list of creditors; (ii) were the subject of a final and unappealable court decision that terminated the underlying lawsuit and ratified the amount due to the related creditor; or (iii) in the case of creditors entitled to recover lawyers' fee, a decision was rendered in the event of claim qualification or challenge filed by the date of the New GCM, provided that they elect this form of payment.

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

3.2. Collateralized claims

The Amendment to the JRP prescribes that, in the event of the disposal of the UPI Mobile Assets, part of the funds to be paid by the winning bidder of the related bidding process and the buyer of the UPI Mobile Assets will, at the risk and expense of the Debtors and using the Debtors' full instructions on the amount due to each Creditor with collateralized claims and the related data for payment, directly assigned by the buyer to the Creditors with collateralized claims for the prepayment of 100.0% of the remaining amount of Collateralized Claims (as defined in the Amendment to the JRP).

3.3. Regulatory agencies' claims

In light of the Amendment to the JRP, approved at the CGM held on September 8, 2020 and ratified by a court decision issued on October 5, 2020, the claims of Regulatory Agencies will be paid as provided for by Law 13988. This law allows the negotiation of all amounts established under Noncompliance Investigation Proceedings (PADOS) registered as enforceable debt, payable in 84 installments, after a 50% discount on the consolidated claim limited to the principal, a six-month grace period, and with the possible use of judicial deposits made as guarantee of the processed claims, fully transferable to ANATEL for the early settlement of as many initial installments as possible to be paid with the total amount of the deposits.

3.4. Unsecured Claims

3.4.1. Class III Unsecured Creditors.

3.4.1.1. Straight-line payment option

Pursuant to the Amendment to the JRP, Class III Unsecured Creditors (as defined in the Plan), with claims of up to R$3,000 that have not yet been fully settled by the date of the New GCM and that have filed a claim qualification or challenge by the date of the New GCM, may elect to receive the full claim, via the on-line platform to be made available by the Oi Group www.credor.oi.com.br within 45 days after the New GCM. The option to receive R$3,000 may be exercised, within the same term, by the Class III Unsecured Creditors with claims higher than R$3,000 provided that (i) the claims had not yet been fully paid by the date of the New GCM; (ii) they had already filed a claim qualification or challenge by the date of the New GCM; and (iii) at the time the option is exercised, such creditors granted the Debtors, on the same platform, a receipt of full payment of their claims.

The Amendment to the JRP prescribes that the payment of the related claims is made through a deposit, in Brazilian legal tender, in a bank account in Brazil to be indicated by the corresponding Class III Unsecured Creditors, within no more than ninety (90) calendar days beginning on (a) the date of the Court Ratification of the Amendment to the JRP; or (b) the issue date of the final decision that, in the event the claim in not claimed or is disputed, determined the inclusion of their related Unsecured Claims in the General List of Creditors.

3.4.1.2. Repurchase Obligation in Liquidity Events

The Amendment to the JRP includes an amendment to Clause 5.2 of the Original Plan to provide for the obligation of prepayment at a discount, by the Debtors, of the Unsecured Creditors that have elected Restructuring Options I or II, pursuant to Clauses 4.3.1.2 or 4.3.1.3 of the Original Plan, respectively, also when there is one or more Liquidity Events (as defined in the Amendment to the

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

JRP) in the first five years from the court ratification of the JRP. Accordingly, the Amendment to the JRP establishes that the Oi Group shall allocate 100.0% of the Net Revenue from Liquidity Events (as defined in the Amendment to the JRP) exceeding R$6.5 billion to, in up to the payment rounds, anticipate the payment of the claims held by the Unsecured Creditors provide for in said Clause, at a discount of fifty-five percent (55%) on the related Total Balance of the Unsecured Claims, as described in Clause 5.4 of the Amendment to the JRP.

3.4.1.3. Reverse Auction

The Amendment to the JRP allows the Debtors, at any time, during the five-years period after the ratification of the Amendment to the JRP, to hold one or more prepayment rounds to the Unsecured Creditors that offer the highest discount rate of their claims in each round held ("Reverse Auction"). In each Reverse Auction, the winning bidder shall be the Unsecured Creditors that successively offer the lowest amount novated unsecured claims under the terms of the Plan in each round, under the terms provided for in Clause 4.7.1 of the Amendment to the JRP.

The specific terms of each Reverse Auction, including the rules, the net present value (NPV) of the future payment flows of the related unsecured claims, as provided for in the Plan, to be taken into consideration, which cannot be lower than one hundred percent (100%) of the NPV of the related unsecured claims at any Reverse Auction, and the maximum amount of the related unsecured claims to be paid by the Debtors, including possible restrictions, will be detailed in the related notice to be disclosed prior to the Reverse Auction, at www.recjud.com.br, and subsequently sent to the interested Unsecured Creditors that complete their registration, as provided for in Clause 4.7.4 of the Amendment to the JRP.

3.4.1.4. Bank guarantees

The Amendment to the JRP allows the Debtors to seek in the market a credit limit for hiring bank guarantees to be provided to the Unsecured Creditors. Clause 5.6.6 and following of the Amendment to the JRP provides for the possibility of the Unsecured Creditors to offer bank guarantee lines to the benefit of the Debtors, within the limit of their restructured claims, to be drawn on the condition that the Debtors reduce their exposure under guarantee in relation to the position as at December 31, 2017, while guaranteeing the reduction of the prepayment discount from 55% to 50%, to be applied at each Exercise Round of the Purchase Obligation, to volumes equivalent to those offered in new guarantee lines, as provided for in the Plan.

3.4.2. Unsecured Claims of Small Businesses, listed in Class IV

Pursuant to the Amendment to the JRP, Small Businesses with Unsecured Claims listed in Class IV (as defined in the Plan), with claims of up to R$150,000 that have not yet been fully settled by the date of the New AGC and that have filed have filed a claim qualification or challenge by the date of the New AGC, may elect to receive the full claim, via the on-line platform to be made available by the Oi Group at www.credor.oi.com.br, within 45 days after the New AGC. The option to receive R$150,000 may be exercised, within the same term, by the Small Businesses with Unsecured Claims listed in Class IV with claims higher than R$150,000 provided that (i) the claims have not yet been fully paid by the date of the New GCM; (ii) they have already filed a claim qualification or challenge by the date of the New GCM; and (iii) at the time the option is exercised, such creditors grant the Debtors, on the same platform, a receipt of full payment of their claims.

The Amendment to the JRP prescribes that the payment of the related claims to be made through a deposit, in Brazilian legal tender, in a bank account in Brazil to be indicated by the corresponding

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Unsecured Small Business Creditor, within no more than ninety (90) calendar days beginning on (a) the date of the Court Ratification of the Amendment to the JRP; or (b) the issue date of the final decision that, in the event the claim in not claimed or is disputed, determined the inclusion of their related Unsecured Small Business Claims in the General List of Creditors.

4. Termination of the Judicial Reorganization

The decision to ratify the Amendment to the JRP set a twelve-month period to terminate the judicial reorganization, beginning on the issue date of such decision, i.e., October 8, 2020, and may be extended if there is a need to finalize the acts related to the disposals of the assets provided for in the Amendment to the JRP.

5. Oi's activities once the measures provided for in the Amendment to the JRP are implemented

If the corporate restructuring carried out to segregate the UPIs and the sale of these UPIs as provided for by the Amendment to the JRP is implemented, the Company will retain all activities, assets, rights and obligations not expressly transferred to the UPIs, including certain fiber optics, fiber backbone and copper backhaul assets related to the Oi Group's transportation network, residential, BUSINESS and corporate customers (including utility assets), in addition to the Digital and IT services (Oi Soluções), as well as the field maintenance and installation operations at Serede - Serviços de Rede S.A. ("Serede") and customer service operations at Brasil Telecom Call Center S.A. ("BrT Call Center").

With these measures, the goal is to ensure that this set of assets is sufficient to guarantee the continuity of the Company as a going concern and the payment of its debts under the terms of the Amendment to the JRP.

For more information regarding the Amendment to the JRP and the implementation of the measures set forth therein refer to the documents disclosed on this date by Oi and available on its website (www.oi.com.br/ri or http://www.recjud.com.br/) and on CVM's Empresas.NET System (www.cvm.gov.br).

6. Full Content of the Amendment to the JRP

The full Amendment to the JRP is available to Oi's shareholders at the Company's headquarters and on its website (www.oi.com.br/ri or http://www.recjud.com.br/), CVM's Empresas.NET System (www.cvm.gov.br:), and the website of B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br).

Companies related to the continuing operations

The table below shows the equity interests held in the capital of the Company's subsidiaries:

Company	Activity	Direct 2020	Indirect 2020	Direct 2019	Indirect 2019
Paggo Empreendimentos S.A. ("Paggo")	Payment and credit systems		100%		100%
Paggo Acquirer Gestão de Meios de Pagamentos Ltda. ("Paggo Acquirer")	Payment and credit systems		100%		100%
Paggo Administradora Ltda. ("Paggo Administradora")	Payment and credit systems		100%		100%
SEREDE – Serviços de Rede S.A. ("Serede")	Network services	81.61%	0.88%	81.61%	0.88%

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Company	Activity	Direct 2020	Indirect 2020	Direct 2019	Indirect 2019
BrT Card Serviços Financeiros Ltda. ("BrT Card")	Financial services	99.99%	0.01%	99.99%	0.01%
Brasil Telecom Call Center S.A. ("BrT Call Center")	Call center and telemarketing services	100%		100%	
Pointer Networks S.A. ("Pointer")	Wi-Fi internet		100%		100%
VEX Venezuela C.A	Wi-Fi internet		100%		100%
VEX Ukraine LLC	Wi-Fi internet		40%		40%
VEX USA Inc	Wi-Fi internet		100%		100%
Pointer Networks S.A – SUC Argentina	Wi-Fi internet		100%		100%
Pointer Peru S.A.C	Wi-Fi internet		100%		100%
Bryophyta SP Participações S.A. ("Bryophyta")	Property investments		0.20%		0.20%
Drammen RJ Infraestrutura e Redes de Telecomunicações S.A.	Infrastructure maintenance and leasing services and provision of telecommunications services	5.90%	45.73%		
Calitéia RJ Infraestrutura e Redes de Telecomunicações S.A.	Infrastructure maintenance and leasing services	92.35%	7.64%		
Cozani RJ Infraestrutura e Redes de Telecomunicações S.A.	Infrastructure maintenance and leasing services and provision of telecommunications services	99.99%			

Companies/business classified as held-for-sale assets and related to the discontinued operations

The table below shows the equity interests held in the capital of the Company's subsidiaries:

Company	Activity	Direct 2020	Indirect 2020	Direct 2019	Indirect 2019
Oi Móvel (*)	Mobile telephony – Regions I, II and III	100%		100%	
Brasil Telecom Comunicação Multimídia S.A. ("BrT Multimídia")	Telecommunications in general	0.01%	99.99%	0.01%	99.99%
Drammen RJ Infraestrutura e Redes de Telecomunicações S.A.	Infrastructure maintenance and leasing services and provision of telecommunications services	5.90%	45.73%		

(*) Exclusively, the Mobility business (UPI Moblile Assets) and the TV business (UPI TVCo) of Oi Móvel

Company classified as held-for-sale assets

Company	Core business	Direct 2020	Indirect 2020	Direct 2019	Indirect 2019
Calitéia RJ Infraestrutura e Redes de Telecomunicações S.A.	Infrastructure maintenance and leasing services	92.35 %	7.64%		

The equity interests in joint arrangements and interests in associates are measured using the equity method and are as follows:

Company	Activity	Direct 2020	Indirect 2020	Direct 2019	Indirect 2019
Companhia AIX de Participações ("AIX")	Data traffic	50%		50%	
Paggo Soluções e Meios de Pagamento S.A. ("Paggo Soluções")	Financial company		50%		50%
Hispamar Satélites S.A ("Hispamar")	Financial company	19.04		19.04	

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Going concern

The financial statements for the year ended December 31, 2020, has been prepared assuming that the Company will continue as a going concern and in compliance with the legal requirements applicable to a judicial reorganization. The judicial reorganization is aimed at ensuring the continuation of the Oi Companies as going concerns. The continuity of the Company as a going concern was strengthen with the approval of the Amendment to the JRP (Nota 1) and ultimately depends on the successful outcome of the judicial reorganization and the realization of other forecasts of the Oi Companies.

The Oi Companies have been successfully discharging the obligations set forth in the judicial reorganization proceedings and even though there are no indications in this regard, we emphasize that the conditions and circumstances point to material uncertainties because of their own nature that may affect the success of the judicial reorganization and cast significant doubts as to the Oi Companies' ability to continue as going concerns. As at December 31, 2020 and after the implementation of the JRP, total shareholders' equity was R$7,151,135 (R$7,156,690 in the Company), loss for the year then ended was R$10,049,955 (R$10,067,385 in the Company), and positive working capital totaled R$12,773,811 (positive working capital of R$3,189,936 in the Company). As at December 31, 2019, total shareholders' equity was R$14,465,828 (R$14,521,304 in the Company), loss for the year then ended was R$5,309,362 (R$5,277,122 in the Company), and working capital deficiency totaled R$151,530 (positive working capital of R$536,296 in the Company).

On January 31, 2020, the World Health Organization announced that COVID-19 was a global health emergency and on March 3, 2020, the World Health Organization categorized COVID-19 as a pandemic.

By the closing date of this Interim Financial Statements, we had no records of material deviations in our operations and results, even though the scenario is adverse and there are still uncertainties regarding the duration and effects of the pandemic. In addition, the Company has intensified the digitalization of processes, sales and services, telemarketing and teleagent channels, which has allowed a rapid and growing recovery and resumption of pre-COVID levels.

2 SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

The Company's individual and consolidated financial statements have been prepared and are being presented in accordance with the pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), which are consistent with the International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB). All relevant information part of the financial statements, and only this information, corresponds to the information the Company's management uses while managing the Company.

(a) Reporting basis

The financial statements have been prepared based on the historic cost, except for certain financial instruments measured at their fair values, as described in the accounting policies in item (b) of the accounting policies below.

The preparation of financial statements requires the use of certain critical accounting estimates and the exercise of judgment by the Company's management in the application of the Group's accounting policies. Those areas that involve a higher degree of judgment or complexity or areas where assumptions and estimates are significant are disclosed in note (c) below.

Restatement of the comparative balances of discontinued operation

The Company is restating the comparative balances of the statement of profit or loss, statement of comprehensive income, statement of cash flows and statement of value added, and the corresponding notes thereto, in line with CPC 31/IFRS 5, which requires that an entity restates the disclosures related to all operations that have been discontinued at the balance sheet date of the last reporting period presented. The effects of the restatement are shown in Note 29.

(b) Significant accounting policies

Consolidation criteria of subsidiaries by the full consolidation method

Full consolidation was prepared in accordance with IFRS 10/CPC 36 (R3) - Consolidated Financial Statements and incorporates the financial statements of the Company's direct and indirect subsidiaries. The main consolidation procedures are as follows:

- the balances of assets, liabilities, income and expenses are consolidated, according to their accounting nature;
- intragroup assets and liabilities and material revenue and expenses are eliminated;
- investments and related interests in the equity of subsidiaries are eliminated;
- non-controlling interests in equity and profit or loss for the year are separately stated; and
- exclusive investment funds (Note 8) are consolidated;

Functional and presentation currency

The Company and its subsidiaries operate mainly as telecommunications industry operators in Brazil, respectively, and engage in activities typical of this industry (see Note 1), and the Brazilian real (R$) is the currency used in their transactions.

Transactions and balances

Foreign currency-denominated transactions are translated into the functional currency using the exchange rates prevailing on the transaction dates. Foreign exchange gains and losses arising on the settlement of the transaction and the translation at the exchange rates prevailing at yearend, related foreign currency-denominated monetary assets and liabilities are recognized in the income statement, except when qualified as hedge accounting and, therefore, deferred in equity as cash flow hedges.

Group companies with a different functional currency

The profit or loss and the financial position of all Group entities, none of which uses a currency from a hyperinflationary economy, whose functional currency is different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities are translating at the rate prevailing at the end of the reporting period;
- revenue and expenses disclosed in the statement of profit or loss are translated using the average exchange rate;
- all the resulting foreign exchange differences are recognized as a separate component of equity in other comprehensive income; and
- goodwill and fair value adjustments, arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing exchange rate.

Business combinations

The Company uses the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred, and the equity instruments issued. The consideration transferred includes the fair value of assets and liabilities resulting from a contingent consideration contract, where applicable. The identifiable assets acquired and the liabilities and contingent liabilities assumed in a business combination are measured initially measured as their fair values at the date of acquisition. The Company depreciates amounts recognized based on the appreciation of the acquired assets, according to the useful lives of the underlying assets, and tests such assets to determine any asset impairment losses when there is evidence of impairment; on the other hand, the Company tests for impairment amounts based on future profitability (goodwill) on an annual basis.

Cash and cash equivalents

Comprise cash and imprest cash fund, banks, and highly liquid short-term investments (usually maturing within less than three months), immediately convertible into a known cash amount, and subject to an immaterial risk of change in value, which are stated at fair value at the end of the reporting period and which do not exceed their market value, and whose classification is determined as shown below (Note 8).

Financial assets

Financial assets are classified according to their purpose into: (i) amortized cost; (ii) fair value through other comprehensive income; and (iii) fair value through profit or loss.

The Company classifies its financial assets into the following measurement categories: (1) assets measured at amortized cost—i.e., financial assets that meet the following conditions: (i) the business model under which financial assets are held to obtain contractual cash flows; and (ii) the contractual terms of the financial asset generate, on specified dates, cash flows that are only payments of principal and interest on the outstanding principal (accounts receivable, loans and cash equivalents). Amortized cost is written down by impairment losses; (2) financial assets at fair value

through other comprehensive income. Interest income is calculated using the effective interest method, foreign exchange gains and losses, and impairment are recognized in profit or loss. Other net earnings (losses) are recognized in other comprehensive income. Upon derecognition, accumulated losses in other comprehensive income are reclassified to profit or loss; and (3) financial assets at fair value through profit or loss. Net earnings (losses), including interest, are recognized directly in profit or loss.

Accounts receivable

Accounts receivable derive mainly from billed telecommunications services and services provided to customers not billed by yearend, classified as at amortized cost which does not differ from their fair values, net of the allowance for expected losses.

The Company recognizes the allowance for expected credit losses on trade receivables based on historical credit loss experience according to observable data to reflect the effects of current and future conditions, provided that such data is available without undue cost or effort. The Company assumes the credit risk for a financial asset from its initial recognition when contractual payments are not yet past due, unless reasonable and supportable information is available to show otherwise.

Non-current assets held for sale and discontinued operations

Non-current assets are classified as assets held for sale when their carrying amount is recoverable, principally through a sale, and when such sale is highly probable. These assets are stated at the lower of their carrying amount and their fair value less costs to sell. Any impairment loss on a group of assets held for sale is initially allocated to goodwill and, then, to the remaining assets and liabilities on a pro rata basis.

A discontinuing operation is a component of an entity or a business unit that can be clearly distinguished operationally from the rest of the Company. The classification of a discontinuing operation is made when the operation is sold or meets the criteria to be classified as held for sale.

Note that in 2020, the Amendment to the JRP (Note 1) provides for the creation and sale of five (5) UPIs separated from the assets, liabilities and rights associated with (a) telephony and data operation in the mobile communications market ("UPI Mobile Assets"); (b) passive infrastructure ("UPI Towers" and "UPI Datacenter"); (c) telecommunications network operation ("UPI InfraCo"); and (d) the TV business ("UPI TVCo"). The assets and liabilities allocated to the UPIs that meet the recognition criteria as held-for-sale assets and discontinued operations are presented in Note 29.

Investments

Financial information on subsidiaries and joint ventures, as well as associates, is recognized in the individual financial statements of the Parent Company using the equity method of accounting. Other investments are carried at cost, less an allowance for write-down to realizable value, when applicable.

The financial statements of the subsidiaries are fully consolidated in the Consolidated Financial Statements from the time control is obtained until the date it no longer exists. The investments in joint ventures are recognized in the Consolidated Financial Statements by the equity method of accounting.

The accounting policies of the subsidiaries and joint ventures are aligned with the policies adopted by the Company (Note 14).

Property, plant and equipment

Property, plant and equipment are stated at cost of purchase or construction, less accumulated depreciation. Historical costs include expenses directly attributable to the acquisition of assets. They also include certain costs on facilities, when it is probable that the future economic benefits related to such costs will flow into the Company, and asset dismantlement, removal and restoration costs. The borrowings and financing costs directly attributable to the purchase, construction or production of a qualifying asset are capitalized in the initial cost of such asset. Qualifying assets are those that necessarily require a significant time to be ready for use.

Subsequent costs are added to the carrying amount as appropriate, when, and only when, these assets generate future economic benefits and can be reliably measured. The residual balance of the replaced asset is derecognized. Maintenance and repair costs are recorded in profit or loss for the period when they are incurred, and they are capitalized when, and only when, they clearly represent an increase in installed capacity or the useful lives of assets.

Assets under finance leases are recorded in property, plant and equipment at the lower of fair value or the present value of the minimum lease payments, from the initial date of the agreement.

Depreciation is calculated on a straight-line basis, based on the estimated useful lives of the assets, which are annually reviewed by the Company (Note 15).

Intangible assets

Acquired intangible assets with finite useful lives are recognized at cost, less amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over the asset's estimated useful life. The estimated useful life and method of amortization are reviewed at the end of each annual reporting period, and the effect of any changes in estimates is accounted for on a prospective basis. Intangible assets with indefinite useful lives are carried at cost less accumulated impairment losses.

Software licenses purchased are capitalized based on the costs incurred to purchase the software and make it ready for use.
Software maintenance costs are expensed as incurred.

The regulatory licenses for the operation of the mobile telephony services are recognized at cost of acquisition and amortized over the effective period of the related licenses (Note 16).

Impairment of long-lived assets

Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts might be impaired. Impairment losses, if any, are recognized in the amount by which the carrying amount of an asset exceeds its recoverable value. Recoverable value is the higher of fair value less cost to sell and the value in use. For impairment test purposes, assets are grouped into the smallest identifiable group for which there is a cash-generating unit (CGU), which is identified pursuant to the operating segment. In 2020, the Company grouped its assets at the UPI and assets from continuing operations level, totaling six (6) CGUs: Mobile Assets, Infrastructure, TV, Towers, Datacenter, and assets from continuing operations.

These calculations required the use of judgments and assumptions that may be influenced by different external and internal factors, such as economic trends, industry trends and interest rates, changes in business strategies, and changes in the type of services and products provided by the Company to the market. The use of different assumptions can significantly change the financial information.

For impairment test purposes, the Company considered the fair value net of selling expenses for the CGUs for which binding bids were received and the value in use for the remaining CGUs. The cash flow projections used to calculate the value in use cover a ten-year period and take into consideration the average useful lives of the assets and the cash flow period of the judicial reorganization plan, and are consistent with those used in previous years. The discount rate used in the cash flows corresponds to the weighted average cost of capital of 9.94% (10.94% in 2019), which is reviewed at least annually by the Company.

Pursuant to CPC 01/IAS 36, a loss or reversal of the impairment loss allowance must be allocated to the carrying amount of the cash-generating unit's assets. As at December 31, 2020, a loss was allocated to CGU TV in the corresponding assets totaling R$329 million.

Adjustment to present value

The Company values its financial assets and financial liabilities to identify instances of applicability of the discount to present value. For recognition purposes, the adjustment to present value is calculated taking into consideration the contractual cash flows and stated interest rates, and the interest rate of liabilities in certain cases.

Generally, when applicable, the discount rate used is the average return rate on investments for financial assets or interest charged on Company borrowings for financial liabilities. The balancing item is the asset or liability that has originated the financial instrument, when applicable, and the deemed borrowing costs are allocated to the Company's profits over the transaction term.

Under the terms and conditions of the Original JRP and the Amendment to the JRP, certain balances of trade payables and contingencies involving ANATEL were adjusted to fair value on the date of the novation of prepetition liabilities, pursuant to the requirements of IFRS 9/CPC 48, equivalent to the present value at the time, calculated based on an internal valuation that took into consideration the cash flows of these liabilities and assumptions related to the discount rates, consistent with the maturity and currency of each financial liability.

The present value of the lease agreements is measured by discounting fixed future payment flows, which do not take into account projected inflation, using the incremental interest rate, according to market conditions, estimated using the Company-specific risk spread.

Additionally, assets acquired under lease agreements, as well as unrecognized revenue generated by the assignment of communication towers are adjusted to present value.

Impairment of financial assets

The Company assesses at yearend whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is considered impaired when there is objective evidence, as a result of one or more events that occurred after the initial recognition of the asset, and that loss event had an impact on the estimated future cash flows of that asset that can be estimated reliably.

In the case of equity investments classified as available for sale, a significant or prolonged decline in their fair value below cost is also objective evidence of impairment.

Borrowings and financing

Borrowings and financing are stated at amortized cost, plus inflation adjustment or foreign exchange differences and interest incurred through the end of the reporting period (Note 18).

On the restructuring/novation date of financial liabilities subject to judicial reorganization, the Company recognized loan borrowing and financing commitments at fair value pursuant to the requirements of IFRS 9/CPC 48. The fair value at the restructuring date of each financial liability was calculated based on an internal valuation that took into consideration the cash flows from these liabilities and assumptions related to the discount rates, consistent with the maturity and the currency of each financial liability.

A borrowing and financing financial liability is derecognized when the debt is extinct or there is a substantial changes in the contractual terms. Under the terms and conditions of the Amendment to the JRP, there is the obligation to prepay the claims of class II and III creditors at discount if one or more liquidity events occur (Note 1). Such prepayment obligations do not meet the liability derecognition or substantial change in the contractual terms criteria since they depend on the compliance with certain conditions precedent provided for by the Plan and which are beyond of the Company's control.

Transaction costs incurred are measured at amortized cost and recognized in liabilities, as a reduction to the balance of borrowings and financing, and are expensed over the relevant agreement term.

Leases

The Company recognizes a right-to-use asset and a lease liability in its balance sheet with respect to the leased assets. The right-to-use asset is measured at cost, which consists of the initial amount of the lease liability measurement, plus initial direct costs incurred, estimated costs to decommission and remove the asset at the end of the lease, other payments made before the lease commencement date, and calculated at present value, discounted by the incremental lending rate. The discount rates used by the Company were obtained in accordance with market conditions, estimated using the Company-specific risk spread.

Financial liabilities and equity instruments

Debt or equity instruments issued the Company and its subsidiaries are classified as financial liabilities or equity instruments, according to the contractual substance of the transaction.

Provisions

The amount recognized as provision is the best estimate of the disbursement required to settle the present obligation at the end of the reporting period, based on the opinion of the management and its in-house and outside legal counsel, and the amounts are recognized based on the cost of the expected outcome of ongoing lawsuits (Note 23).

For measuring the amount of the provisions to be recognized, the Company basically adopts two methodologies: (i) the statistical measurement model and (ii) the individual measurement model. In order to choose the methodology to be used, the Company takes into consideration, among other criteria, the number of lawsuits, the lawsuit amount, the estimated amount of a possible payment, and the nature of the lawsuit.

The statistical measurement model is usually used in situations where there are (i) a significant volume of administrative or judicial proceedings with similar nature; (ii) individually the proceedings have low amounts; and (iii) it is possible to determine a statistical model based on historic information about the rates of unfavorable sentences, the amount of the payments, and the changes in the number of proceedings. Usually in this model the Company uses the calculation of the expected amount, as prescribed by paragraph 39 of CPC 25/IAS 37, and requests opinions from outside specialists to assess the likelihood of a loss. The main contingencies measured under this model are labor and civil (PEX and small claims) lawsuits.

The individual measurement model is usually used in situations where (i) the proceeding involves a high amount; (ii) it is reasonably possible to make an individual assessment of likelihood that a disbursement will be required; and (iii) there is no similarity in the nature of the proceedings. In this model the Company uses opinions from outside specialists in the involved areas to assess the likelihood of a loss. The main contingencies measured under this model are tax and strategic civil proceedings.

The increase in the obligation as a result of the passage of time is recognized as financial expenses.

Onerous obligation

The Company recognizes a present obligation when events render the contracting of services onerous.

A contract becomes onerous when: (i) the obligations under the contract exceed the economic benefits expected to be received over the contract period; and (ii) the costs are unavoidable.

The Company measures the onerous obligation according to the lower net cost of fulfilling the contract, which is determined based on the lower of: (i) the cost of fulfilling the contract or (ii) the cost of any compensation or penalties derived from the noncompliance of the contract.

The base assumptions used to calculate the onerous obligation must be periodically reviewed and measured whenever there are significant changes of these assumptions.

Employee benefits

Pension plans: private pension plans and other postretirement benefits sponsored by the Company and its subsidiaries for the benefit of their employees are managed by two foundations. Contributions are determined based on actuarial calculations, when applicable, and charged to profit or loss on the accrual basis (Note 26).

The Company and its subsidiaries have defined benefit and defined contribution plans.

In the defined contribution plan, the sponsor makes fixed contributions to a fund managed by a separate entity. The contributions are recognized as employee benefit expenses as incurred. The sponsor does not have the legal or constructive obligation of making additional contributions, in the event the fund lacks sufficient assets to pay all employees the benefits related to the services provided in the current year and prior years.

The defined benefit is annually calculated by independent actuaries, who use the projected unit credit method. The present value of the defined benefit is determined by discounting the estimated future cash outflows, using the projected inflation rate plus long-term interest. The obligation recognized in the balance sheet as regards the defined benefit pension plans presenting a deficit, corresponds to the present value of the benefits defined at the balance sheet date, less the fair value of the plan's assets.

The actuarial gains and losses resulting from the changes in the actuarial valuations of the pension plans, whose actuarial obligations or actuarial assets are recorded by the Company, are fully recognized in other comprehensive income, in equity (Note 25).

The asset recognized in balance sheet corresponds to the present value of available economic benefits, consisting of refunds or reductions in future contributions to the plan.

Employee profit sharing: the provision for the employee profit sharing plan is accounted on an accrual basis, which is paid by April of the year following the recognition of the provision, takes into consideration a set of operating and financial goals approved with the employees' labor union, under a specific collective labor agreement. This cost is recognized annually in personnel expenses.

Revenue recognition

Revenues correspond basically to the amount of the payments received or receivable from sales of services in the regular course of the Company's and its subsidiaries' activities.
Revenue is recognized when the control over goods or services is transferred to the customers and in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for such goods or services.

The Company applied the judgments that significantly affect the determined amount and the recognition timing of the revenue from a contract with a customer, taking into account the five-step recognition model: (i) identify the contract; (ii) identify the separate performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance

obligations; and (v) recognition da revenue when (or as) the entity satisfies a performance obligation.

Service revenue is recognized when services are provided. Local and long-distance calls are charged based on time measurement according to the legislation in effect. The services charged based on monthly fixed amounts are calculated and recorded on a straight-line basis. Prepaid services are recognized as unearned revenues and recognized in revenue as services are used by customers.

Revenue from sales of handsets and accessories is recognized when these items are delivered and accepted by the customers. Discounts on services provided and sales of cell phones and accessories are taken into consideration in the recognition of the related revenue. Revenues involving transactions with multiple elements are identified in relation to each one of their components and the recognition criteria are applied on an individual basis.

Revenue arising from the receipt of trade payables that had already been written off as losses but were subsequently recovered and received in the collection process, are recognized in profit or loss, in line item 'Other operating income'.

Revenue is not recognized when there is significant uncertainty as to its realization (Notes 4 and 5).

Expense recognition

Expenses are recognized on the accrual basis, considering their relation with revenue realization. Prepaid expenses attributable to future years are deferred over the related periods. The incremental costs to obtain a contract with a customer (contract compliance costs), consisting basically of sales, are recognized in profit or loss on a systematic basis, consistent with the transfer of goods and services to the customers.

Financial income and expenses

Financial income is recognized on an accrual basis and comprises interest on receivables settled after the due date, gains on short-term investments and gains on derivative instruments. Financial expenses consist primarily of interest effectively incurred, adjustments to present value, and other charges on borrowings, financing, and financial derivative contracts. They also include banking fees and costs, financial intermediation costs on the collection of trade receivables, and other financial transactions (Notes 5 and 6).

Current and deferred income tax and social contribution

Income tax and social contribution are recorded on an accrual basis. Taxes attributed to temporary differences and tax loss carryforwards are recorded in assets or liabilities, as applicable, only under the assumption of future realization or payment. The Company prepares technical studies that consider the future generation of taxable income, based on management expectations, considering the continuity of the companies as going concerns. The Company writes down the carrying amount of deferred tax assets to the extent it is no longer probable that sufficient taxable income will be available to allow the utilization of all or part of the deferred tax assets.

Any write-down of deferred tax assets is reversed when it is probable that sufficient taxable income will be available. The technical studies are updated annually, approved by the Board of Directors and reviewed by the Supervisory Board, and the tax credits are adjusted based on the results of these reviews. Deferred tax assets and liabilities are measured using the tax rates applicable for the period in which the liability is expected to be settled or the asset is expected to be realized, based on the tax rates set forth in the tax law prevailing at the end of each reporting period, or when new legislation has been substantially enacted. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the end of each reporting period, to recover or settle the carrying amount of these assets and liabilities (Note 7).

Earnings per share

Basic earnings per share are calculated through profit or loss for the year attributable to the owners of the Company, divided by the weighted average number of common and preferred shares outstanding in the year. Diluted earnings per share are calculated using said weighted average number of outstanding shares adjusted by potentially dilutive instruments convertible into shares in the reporting years, pursuant to CPC 41/IAS 33 (Note 25 (f).

(c) Estimates and critical accounting judgments

The Company's management uses estimates and assumptions based on historical experience and other factors, including expected future events, which are considered reasonable and relevant, and also requires judgments related to these matters. Actual results of operations and the financial position may differ from these estimates. The estimates that represent a significant risk of causing material adjustments to the carrying amounts of assets and liabilities are as follows:

Revenue recognition and accounts receivable

The Company's revenue recognition policy is significant as it is a material component of operating results. Determining the amount and the timing of revenue recognition by Management, collection ability, and the rights to receive certain network usage revenue is based on judgment related to the nature of the tariff collected for the services provided, the price of certain products, and the right to collect this revenue. If changes in conditions cause management to conclude that such criteria are not met in certain operations, the amount of trade receivables might be affected. In addition, the Company depends on guidelines to measure certain revenue set by ANATEL (Brazilian telecommunications industry regulator).

Expected losses on trade receivables

The recognition of expected losses on trade receivables takes into account the measures implemented to restrict the provision of services to and collect late payments from defaulting customers, as well as the credit risk on an individual and collective basis. The estimate of expected credit loss on trade receivables is recognized in an amount considered sufficient to cover possible losses on the realization of these receivables and is prepared based on historical default rates and on prospective information, such as projections of future conditions that impact collections.

There are cases of agreements with certain customers to collect past-due receivables, including agreements that allow customers to settle their debts in installments. The actual amounts not

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

received may be different from the allowance recognized, and additional accruals might be required.

Depreciation and amortization of assets with finite useful lives

Property, plant and equipment items and intangible assets with finite useful lives are depreciated and amortized, respectively, on a straight-line basis, over the useful lives of the related asset. The depreciation and amortization rates of the most significant assets are shown in Notes 15 and 16, respectively.

The useful lives of certain assets may vary as they are used in the fixed-line or mobile telephony segments. The Company reviews the useful lives of assets annually.

Impairment of long-lived assets

The recoverable amounts of long-lived assets are determined by comparing the calculations of their value in use and their sales prices. These calculations required the use of judgments and assumptions that may be influenced by different external and internal factors, such as economic trends, industry trends and interest rates, changes in business strategies, and changes in the type of services and products sold by the Company to the market. The use of different assumptions may significantly change our financial statements.

For CGU impairment test purposes, the Company considered the fair value net of selling expenses for the CGUs for which binding bids were received and the value in use for the remaining CGUs.

After measuring value in use, Oi updated the projections used to determine the value in use of long-lived assets (property, plant and equipment and intangible assets) for the purpose assessing evaluating potential indications of impairment of these assets, including by considering possible impacts of Covid-19 (Note 30 (b)). The updating of the aforementioned projections took into consideration, among other aspects: (i) updating of the assumptions and criteria used in the projections of future cash flows; (ii) updating and standardization of the WACC used in the calculation of the value in use to reflect the current economic context; and (iii) definition of sensitivity scenarios to assess possible impacts.

These forecasts cover a ten-year period, taking into account the useful lives of the assets and are consistent with prior years' cash flows. The discount rate used in the cash flows corresponds to the weighted average cost of capital of 9.94% (10.94% in 2019).

Pursuant to CPC 01 R1 (IAS 36), an impairment loss is allocated to reduce the carrying amount of the assets of a cash-generating unit, firstly to reduce the carrying amount of any goodwill based on expected future profitability and, subsequently, the other assets of the cash-generating unit proportionately to the carrying amount of asset of the cash-generating units.

In 2020, as a result of the asset impairment test, the Company recognized an impairment loss of CGU TV.

Leases

The assumptions related to the appropriated discount rates used in the fair value calculation of the present value of the lease payments are subject to significant fluctuations due to different external and internal factors, including economic trends and the Company's financial performance. The use of different assumptions to measure the present value of our leases may have a material impact on the estimated present value of the right-of-use asset and the lease liability in the balance sheet.

Fair value of financial liabilities

The assumptions related to the discount rates used in the fair value calculation of our financial liabilities are subject to significant fluctuations due to different external and internal factors, including economic trends and the Company's financial performance. The use of different assumptions to measure the fair value of the financial liabilities can have a material impact on the estimated fair value of these financial liabilities and the amounts recognized as borrowings and financing in the balance sheet, as well as the amounts recognized in profit or loss.

Provisions

Pursuant CPC 25/IAS 37, the Company recognized provisions for contingencies basically originated at the juridical and administrative levels, with labor, tax, and civil nature, as detailed in Note 23.

Depending on the nature of the contingency, the Company's management uses the statistical measurement or the individual measurement methodology to calculate provisions for contingencies. In any of these methodologies, the Company uses a set of assumptions, information, an internal and external risk assessment, and statistical models that management considers to be appropriate, including the successful implementation of the Judicial Reorganization Plan; however, it is possible that these change in the future, which could result in change in the future provisions for losses.

Deferred income tax and social contribution

The Company recognizes and settles taxes on income based on the results of operations determined in accordance with the Brazilian corporate law, taking into consideration the provisions of the tax law, which are materially different from the amounts calculated for CPC and IFRS purposes. Pursuant to CPC 32 (IAS 12), the Company recognizes deferred tax assets and liabilities based on the differences between the carrying amounts and the taxable bases of the assets and liabilities.

The Company regularly tests deferred tax assets for impairment and recognizes an allowance for impairment losses when it is probable that these assets may not be realized, based on the history of taxable income, the projection of future taxable income, and the time estimated for the reversal of existing temporary differences. These calculations require the use of estimates and assumptions. The use of different estimates and assumptions could result in the recognition of an allowance for impairment losses for the entire or a significant portion of the deferred tax assets.

Employee benefits

The actuarial valuation is based on assumptions and estimates related to interest rates, return on investments, inflation rates for future periods, mortality indices, and an employment level projection related the pension fund benefit liabilities. The accuracy of these assumptions and

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

estimates will determine the creation of sufficient reserves for the costs of accumulated pensions and healthcare plans, and the amount to be disbursed annually on pension benefits.
These assumptions and estimates are subject to significant fluctuations due to different internal and external factors, such as economic trends, social indicators, and our capacity to create new jobs and retain our employees. All assumptions are reviewed at the end of the reporting period. If these assumptions and estimates are not accurate, there may be the need to revise the reserves for pension benefits, which could significantly impact Company results.

Reclassifications of the comparative period's accounting balances

The Company made some reclassifications in the note on financial income (expenses) for the year ended December 31, 2019 for better comparability and understanding of the transactions and balances in the Individual and Consolidated Financial Statements for the period ended December 31, 2020. These reclassifications do not affect the Company's or equity as at December 31, 2019 and profit or loss for the year then ended. We highlight below the stated reclassifications:

	COMPANY			CONSOLIDATED		
	12/31/2019			12/31/2019		
	Originally stated	Reclassification	Currently stated	Originally stated	Reclassification	Currently stated
Adjustment to present value	186,149	(186,149)		188,059	(188,059)	
Inflation adjustment and exchange differences on the fair value adjustment		186,149	186,149		188,059	188,059
Inflation adjustment and exchange differences on related-party debt discount		20,364	20,364		164,649	164,649
Interest and foreign exchange differences on intragroup loans	20,364	(20,364)		164,649	(164,649)	
Total reclassifications of financial income	**206,513**		**206,513**	**352,708**		**352,708**
Total financial income	**544,910**		**544,910**	**1,509,828**		**1,509,828**
Adjustment to present value	(368,516)	368,516		(373,474)	373,474	
Amortization of third-party debt discount		(368,516)	(368,516)		(373,474)	(373,474)
Amortization of related-party debt discount					(151,327)	(151,327)
Interest and foreign exchange differences on intragroup loans	(2,772)		(2,772)	(308,100)	151,327	(156,773)
Gain (loss) on cash investments classified as held for sale	(24,493)		(24,493)	(24,693)		(24,693)
Interest on, inflation adjustment to, and foreign exchange differences on other liabilities	(1,102,508)	23	(1,102,485)	(1,366,065)	23	(1,366,042)
Other expenses	(219,403)	(23)	(219,426)	(259,920)	(23)	(259,943)
Total reclassifications of financial expenses	**(1,717,692)**		**(1,717,692)**	**(2,332,252)**		**(2,332,252)**
Total financial expenses	**(3,438,057)**		**(3,438,057)**	**(5,475,430)**		**(5,475,430)**
Financial income (expenses)	**(2,893,147)**		**(2,893,147)**	**(3,965,602)**		**(3,965,602)**

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(d) New and revised standards and interpretations

(d.1) New standards adopted as at January 1, 2020:

New and revised standards		Effective beginning on or after:
IAS 1	Presentation of Financial Statements	January 1, 2020
IAS 8	Accounting Policies, Changes in Accounting Estimates and Errors (Amendment - Definition of material)	January 1, 2020
IFRS 3	Business Combinations (Revised - definition of business) Conceptual framework revised for financial reports	January 1, 2020
IFRS 16	Leases (introduces a change as a result of benefits related to Covid 19 granted to lessees in lease contracts)	January 1, 2020

The amendments to said standards had no impacts on the Company's financial statements.

(d.2) The new and revised standards and interpretations issued by the IASB that are effective in future reporting periods and that the Company decided not to early adopt are the following, effective for periods beginning on or after January 1, 2021:

	New and revised standards	Effective beginning on or after:
Standard enhancement	Setting benchmark interest rates for application pf IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16	January 1, 2021
IAS 37	Onerous contract – classification of the cost of fulfilling an onerous contract.	January 1, 2022
IAS 16	Property, plant and equipment - classification of property, plant and equipment items before being ready for their intended use	January 1, 2022
IFRS 3	Conceptual framework	January 1, 2022
Standard enhancement	IFRS 1 – aspects of first-time adoption in a subsidiary; IFRS 9 - '10 percent' test criterion to reverse financial liabilities; IFRS 16 - illustrative examples of leases; and IAS 41 – fair value measurement aspects	January 1, 2022
IAS 1	Classification of liabilities wither as current or non-current.	January 1, 2023
IFRS 4	Insurance contract – temporary exemptions to the application of IFRS 9 for insurers	January 1, 2023
IFRS 17	New Insurance Contracts standard superseding IFRS 4	January 1, 2023

The Company does not anticipate any impact from these amounts to accounting standards.

3 FINANCIAL INSTRUMENTS AND RISK ANALYSIS

3.1. Fair value measurement

CPC 46/IFRS 13 defines fair value as the price for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties, in an arm's length transaction on measurement date. The standard clarifies that the fair value must be based on the assumptions that market participants would consider in pricing an asset or a liability, and establishes a hierarchy that prioritizes the information used to build such assumptions. The fair value measurement hierarchy attaches more importance to available market inputs (i.e., observable data) and a less weight to inputs based on data without transparency (i.e., unobservable data). Additionally, the standard requires that an entity consider all nonperformance risk aspects, including the entity's credit, when measuring the fair value of a liability.

CPC 40/IFRS 7 establishes a three-level hierarchy to measure and disclose fair value. The classification of an instrument in the fair value measurement hierarchy is based on the lowest level of input significant for its measurement. We present below a description of the three-level hierarchy:

Level 1—inputs consist of prices quoted (unadjusted) in active markets for identical assets or liabilities to which the entity has access on measurement date.

Level 2—inputs are different from prices quoted in active markets used in Level 1 and consist of directly or indirectly observable inputs for the asset or liability. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active; or inputs that are observable for the asset or liability or that can support the observed market inputs by correlation or otherwise for substantially the entire asset or liability.

Level 3—inputs used to measure an asset or liability are not based on observable market variables. These inputs represent management's best estimates and are generally measured using pricing models, discounted cash flows, or similar methodologies that require significant judgment or estimate.

The Company and its subsidiaries have measured their financial assets and financial liabilities at their market or actual realizable values (fair value) using available market inputs and valuation techniques appropriate for each situation. The interpretation of market inputs for the selection of such techniques requires considerable judgment and the preparation of estimates to obtain an amount considered appropriate for each situation. Accordingly, the estimates presented may not necessarily be indicative of the amounts that could be obtained in an active market. The use of different assumptions for the calculation of the fair value may have a material impact on the amounts obtained.

Some of the Company's financial liabilities classified as at amortized cost were measured at fair value at the date of novation of these financial liabilities and kept at amortized cost in the subsequent measurement, according to the accounting guidance in CPC 48/IFRS 9, and as a result of the implementation of the Judicial Reorganization Plan ratified in January 2018.

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The carrying amounts and the estimated fair values of our main financial assets and financial liabilities as at December 31, 2020 and 2019 are summarized as follows:

		COMPANY		CONSOLIDATED	
		2020			
	Accounting measurement	Carrying amount	Fair value	Carrying amount	Fair value
Assets					
Cash and banks	Fair value	23,988	23,988	154,615	154,615
Cash equivalents	Fair value	723,819	723,819	1,610,956	1,610,956
Cash investments	Fair value	4,445	4,445	16,200	16,200
Accounts receivable (i)	Amortized cost	2,555,421	2,555,421	3,129,099	3,129,099
Due from related parties	Amortized cost	59,889	59,889	59,889	59,889
Dividends and interest on capital	Amortized cost	2,448,394	2,448,394		
Financial asset at fair value (ii)	Fair value	71,594	71,594	71,594	71,594
Liabilities					
Trade payables (i)	Amortized cost	4,868,257	4,868,257	6,512,375	6,512,375
Borrowings and financing					
Borrowings and financing (iii)	Amortized cost	5,948,203	5,948,203	7,935,221	7,935,221
Debentures	Amortized cost	1,444,234	1,444,234	5,014,039	5,014,039
Dividends and interest on capital	Amortized cost	820,542	820,542	970	970
Licenses and concessions payable (iv)	Amortized cost	25,587	25,587	25,587	25,587
Tax refinancing program (iv)	Amortized cost	103,121	103,121	133,587	133,587
Leases payable (v)	Amortized cost	1,904,284	1,904,284	2,289,233	2,289,233

		COMPANY		CONSOLIDATED	
		2019			
	Accounting measurement	Carrying amount	Fair value	Carrying amount	Fair value
Assets					
Cash and banks	Fair value	49,383	49,383	130,844	130,844
Cash equivalents	Fair value	276,777	276,777	688,859	688,859
Cash investments	Fair value	2,948	2,948	35,096	35,096
Accounts receivable (i)	Amortized cost	2,535,861	2,535,861	5,515,139	5,896,611
Due from related parties	Amortized cost	39,525	39,525	39,525	39,525
Dividends and interest on capital	Amortized cost	657,567	657,567	426	426
Financial asset at fair value	Fair value	40,689	40,689	40,689	40,689
Liabilities					
Trade payables (i)	Amortized cost	4,675,133	4,675,133	7,486,456	7,486,456
Borrowings and financing					
Borrowings and financing (iii)	Amortized cost	4,660,651	4,660,651	6,226,115	6,226,115
Debentures	Amortized cost	1,307,391	1,307,391	1,307,391	1,307,391
Dividends and interest on capital	Amortized cost	820,542	820,542	970	970
Licenses and concessions payable (iv)	Amortized cost			58,582	58,582
Tax refinancing program (iv)	Amortized cost	122,031	122,031	153,819	153,819
Leases payable (v)	Amortized cost	1,921,754	1,921,754	7,498,670	7,498,670

For the closing of the year ended December 31, 2020:

(i) The balances of accounts receivable have near terms and, therefore, they are not adjusted to fair value. The balances of trade payables subject to the judicial reorganization were

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

adjusted to fair value at the date of novation of the liabilities and are represented by the amounts expected to be settled (Note 17).

(ii) The balance of the borrowings and financing with the BNDES, Local Banks, and ECAs correspond to exclusive markets, and the fair value of these instruments is similar to their carrying amounts.

(iii) The licenses and concessions payable and the tax refinancing program are stated at the amounts that these obligations are expected to be discharged and are not adjusted to fair value.

(iv) The leases payable are represented by the amounts that the obligations are expected to be settled, adjusted at present value.

The levels of the financial assets, cash, cash equivalents, cash investments, and held-for-sale assets measured at fair value as at December 31, 2020 and 2019 are broken down below:

	Fair value measurement hierarchy	COMPANY		CONSOLIDATED	
		Fair value		Fair value	
		2020	2019	2020	2019
Assets					
Cash and banks	Level 1	23,988	49,383	154,615	130,844
Cash equivalents	Level 2	723,819	276,777	1,610,956	688,859
Cash investments	Level 2	4,445	2,948	16,200	35,096

There were no transfers between levels in the years ended December 31, 2020 and 2019.

The Company and its subsidiaries have measured their financial assets and financial liabilities at their market or actual realizable values (fair value) using available market inputs and valuation techniques appropriate for each situation, as follows:

(a) Cash, cash equivalents and cash investments

Foreign currency-denominated cash equivalents and cash investments are basically kept in checking deposits denominated in euro and US dollars.

The fair value of securities traded in active markets is equivalent to the amount of the last closing quotation available at the end of the year, multiplied by the number of outstanding securities.

For the remaining contracts, the Company carries out an analysis comparing the current contractual terms and conditions with the terms and conditions effective for the contract when they were originated. When terms and conditions are dissimilar, fair value is calculated by discounting future cash flows at the market rates prevailing at the end of the year, and when similar, fair value is similar to the carrying amount on the reporting date.

(b) Derivative financial instruments

The Company may conduct derivative transactions to manage certain market risks, mainly the foreign exchange risk. As at December 31, 2020 the Company no longer was a party to derivative transactions in effect.

It is worth noting that the Company does not use derivatives for purposes other than the hedging these risks and the method used to calculate the fair value of the derivative instruments contracted throughout the year was the future cash flows method associated to each contracted instrument, discounted using the market rates prevailing at the reporting date.

3.2. Financial risk management

The Company's and its subsidiaries' activities expose them to several financial risks, such as: market risk (including currency fluctuation risk, interest rate risk on fair value, interest rate risk on cash flows, and price risk), credit risk, and liquidity risk. According to their nature, financial instruments may involve known or unknown risks, and it is important to assess to the best judgment the potential of these risks. The Company and its subsidiaries may use derivative financial instruments to mitigate certain exposures to these risks.

The Company's risk management process is a three-step process, taking into account its consolidated structure: strategic, tactical, and operational. At the strategic level, the Company's executive committee agrees with the Board of Directors the risk guidelines to be followed each financial year. A Financial Risk Management Committee is responsible for overseeing and ensuring that Oi comply with the existing policies. At the operating level, risk management is carried out by the Company's treasury officer, in accordance with the policies approved by the Board of Directors.

The Financial Risk Management Committee meets on a monthly basis and currently consists of the Chief Finance and Investor Relations Officer, Chief Compliance and Risks Officer, the Chief Accounting and Revenue Officer, and no more than other to officers from the finance department and at least one ex-finance officer.

The Hedging and Cash Investments Policies, approved by the Board of Directors, document the management of exposures to market risk factors generated by the financial transactions of the Oi Group companies. In line with the Hedging Policy pillars, the strategy is focused on the preservation of the Company's cash flows, maintaining its liquidity, and complying with the financial covenants.

3.2.1. Market risk

(a) Foreign exchange risk

Financial assets

The Company is not exposed to any material foreign exchange risk involving foreign currency-denominated financial assets as at December 31, 2020 for which the Company does not enter into any currency hedging transaction.

Financial liabilities

The Company and its subsidiaries have foreign currency-denominated or foreign currency-indexed borrowings and financing. The risk associated with these liabilities is related to the possibility of fluctuations in foreign exchange rates that could increase the balance of such liabilities. The Company's and its subsidiaries' borrowings and financing exposed to this risk represent approximately 55.8% (30.7% in 2019) of total liabilities from borrowings and financing.

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Foreign currency-denominated financial liabilities are presented in the balance sheet as follows (includes intragroup balances):

	COMPANY			
	2020		2019	
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing (Note 18)	3,295,539	3,295,539	2,219,672	2,219,672

	CONSOLIDATED			
	2020		2019	
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing (Note 18)	3,918,349	3,918,349	2,513,505	2,513,505

Foreign exchange risk sensitivity analysis

Pursuant to CPC 40 (R1)/IFRS 7, as at December 31, 2020, management estimated the depreciation scenarios of the Brazilian real in relation to other currencies, at the end of the reporting period.

In the probable scenario were the rates prevailing at the end of December 2020. The probable rates were then depreciated by 25% and 50% and used as benchmark for the possible and remote scenarios, respectively.

	Rate	
Description	**2020**	**Depreciation**
Probable scenario		
U.S. dollar	5.1967	0%
Euro	6.3779	0%
Possible scenario		
U.S. dollar	6.4959	25%
Euro	7.9724	25%
Remote scenario		
U.S. dollar	7.7951	50%
Euro	9.5669	50%

The impacts of foreign exchange exposure on the foreign currency-denominated debt, in the sensitivity scenarios estimated by the Company, are shown in the table below (excludes intragroup balances):

		2020					
		COMPANY			CONSOLIDATED		
Description	**Individual risk**	*Probable scenario*	*Possible scenario*	*Remote scenario*	*Probable scenario*	*Possible scenario*	*Remote scenario*
US dollar debts	Dollar	7,568,807	9,461,009	11,353,211	11,152,713	13,940,892	16,729,070
US dollar cash	Dollar	(1,387)	(1,734)	(2,080)	(1,389)	(1,736)	(2,083)
Euro cash	Euro depreciation	(801)	(1,002)	(1,202)	(801)	(1,002)	(1,202)
Fair value adjustment	Dollar	(4,272,566)	(5,340,708)	(6,408,850)	(4,272,566)	(5,340,708)	(6,408,850)
Total assets/liabilities indexed to exchange		3,294,053	4,117,566	4,941,079	6,877,957	8,597,446	10,316,936
Total (gain) loss			823,513	1,647,026		1,719,489	3,438,979

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(b) Interest rate risk

Financial assets

Cash equivalents and cash investments in local currency are substantially maintained in financial investment funds exclusively managed for the Company and its subsidiaries, and investments in private securities issued by prime financial institutions. Most of the portfolio of exclusive funds consists of repurchase agreements pegged to the SELIC rate (Central Bank's policy rate).
The interest rate risk linked to these assets arises from the possibility of decreases in these rates and consequent decrease in the return on these assets.

Financial liabilities

The Company and its subsidiaries have borrowings and financing subject to floating interest rates, based on the Long-term Interest Rate (TJLP), the CDI, or the Benchmark Rate in the case of real-denominated debt as at December 31, 2020. After the approval of the JRP, the Company does not have borrowings and financing subject to the foreign currency-denominated floating interest rate.

As at December 31, 2020, approximately 35.9% (47.5% in 2019) of the consolidated incurred debt was subject to floating interest rates. The most material exposure of Company's and its subsidiaries' debt after is to CDI. Therefore, a continued increase in this interest rate would have an adverse impact on future interest payments.

These assets and liabilities are presented in the balance sheet as follows:

	COMPANY			
	2020		2019	
	Carrying amount	Market value	Carrying amount	Market value
Financial assets				
Cash equivalents	723,819	723,819	276,777	276,777
Cash investments	4,445	4,445	2,948	2,948
Due from related parties	59,889	59,889	39,525	39,525
Financial liabilities				
Borrowings and financing	4,096,898	4,096,898	3,748,370	3,748,370

	CONSOLIDATED			
	2020		2019	
	Carrying amount	Market value	Carrying amount	Market value
Financial assets				
Cash equivalents	1,609,569	1,609,569	688,859	688,859
Cash investments	16,200	16,200	35,096	35,096
Due from related parties	59,889	59,889	39,525	39,525
Financial liabilities				
Borrowings and financing	9,030,911	9,030,911	5,020,001	5,020,001

Interest rate fluctuation risk sensitivity analysis

Management believes that the most material risk related to interest rate fluctuations arises from its liabilities pegged to the CDI and TJLP. This risk is associated to an increase in those rates.

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

TJLP has been successively cut since December 2019, when it was set at 5.57%. Beginning January 2020, the TJLP was cut again to 5.09% p.a. and subsequently to 4.94% p.a. starting April 2020, to 4.91% p.a. for July-September 2020, and to 4.55% p.a. for October-December 2020. Before the end of the quarter, in turn, the National Monetary Council had already decided and announced to keep the downward trend, this time to 4.39% per year, effective for January-March 2021.

Pursuant to CPC 40 (R1)/IFRS 7, Management estimated the fluctuation scenarios of the CDI and TJLP rates as at December 31, 2020. The rates used for the probable scenario were the rates prevailing at the end of the reporting year.

The rates have been stressed by 25% and 50%, and used as benchmark for the possible and remote scenarios.

2020					
Interest rate scenarios					
Probable scenario		Possible scenario		Remote scenario	
CDI	TJLP	CDI	TJLP	CDI	TJLP
1.90%	4.55%	2.38%	5.69%	2.85%	6.83%

Such sensitivity analysis considers payment outflows in future dates. Thus, the aggregate of the amounts for each scenario is not equivalent to the fair values, or even the fair values of these liabilities.

The impacts of exposure to interest rates, in the sensitivity scenarios estimated by the Company, are shown in the table below:

		2020					
		COMPANY			CONSOLIDATED		
Description	**Individual risk**	***Probable scenario***	***Possible scenario***	***Remote scenario***	***Probable scenario***	***Possible scenario***	***Remote scenario***
Debt pegged to CDI	CDI increase	475,687	598,191	722,114	487,770	613,386	740,456
Debt pegged to TJLP	TJLP increase	1,277,300	1,482,072	1,689,809	2,117,115	2,456,523	2,800,846
Total assets/liabilities pegged to the interest rate		1,752,987	2,080,263	2,411,923	2,604,885	3,069,909	3,541,302
Total (gain) loss			327,276	658,936		465,024	936,417

3.2.2. Credit risk

The concentration of credit risk associated to trade receivables is immaterial due to the diversification of the portfolio. The expected losses on trade receivables are adequately covered by an allowance for doubtful accounts.

Transactions with financial institutions (cash investments and borrowings and financing) are made with prime entities, avoiding the concentration risk. The credit risk of financial investments is assessed by setting caps for investment in the counterparts, taking into consideration the ratings released by the main international risk rating agencies for each one of such counterparts.
As at December 31, 2020, approximately 90.49% of the consolidated cash investments were made with counterparties with an AAA, AA, A, and sovereign risk rating.

3.2.3. Liquidity risk

The liquidity risk also arises from the possibility of the Company being unable to discharge its liabilities on maturity dates and obtain cash due to market liquidity restrictions. Management uses

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

its resources mainly to fund capital expenditures incurred on the expansion and upgrading of the network, invest in new businesses.

The Company's management monitors the continual forecasts of the liquidity requirements to ensure that the company has sufficient cash to meet its operating needs and fund capital expenditure to modernize and expand its network.

Capital management

The Company seeks to manage its equity structure according to best market practices.

The objective of the Company's capital management strategy is to ensure that liquidity levels and financial leverage allow the sustained growth of the Group, the compliance with the strategic investment plan, and generation of returns to our shareholders.

We may change our capital structure, according to existing economic and financial conditions, to optimize our financial leverage and debt management.

The indicators used to measure capital structure management are: gross debt to accumulated twelve-month EBITDA (earnings before interest (financial income and expenses), taxes, depreciation, and amortization), and the interest coverage ratio, as shown below:

Gross debt-to-EBITDA...between 2x and 4.0x
Interest coverage ratio (*)...higher than 1.75
(*) Measures the Company's capacity to cover its future interest obligations.

3.2.4. Risk of accelerated maturity of borrowings and financing

At the end of December 31, 2020 there was no risk of accelerated maturity of the Company's debt.

It is worth emphasizing that, in line with the provisions of the Plan, as amended, BNDES (Brazilian development bank) agrees that, as of the Court Ratification of the Amendment to the JRP (October 8, 2020) and until the first of the financial settlement of the disposal of the UPI Mobile Assets or by May 30, 2022, the obligation to comply with the financial ratios set forth in the agreement will be temporarily stayed by BNDES and, therefore, during such period, its noncompliance will not imply a possible breach of the agreement, as reported in Note 19, 'Covenants' section.

4 NET OPERATING REVENUE

	COMPANY		CONSOLIDATED	
	2020	2019	2020	2019 Restated
Gross operating revenue	**6,400,301**	**7,703,927**	**8,491,894**	**10,057,427**
Deductions from gross revenue	**(1,414,749)**	**(1,750,887)**	**(2,050,904)**	**(2,128,523)**
Taxes	(1,385,236)	(1,717,272)	(1,834,002)	(2,064,386)
Other deductions	(29,513)	(33,615)	(216,902)	(64,137)
Net operating revenue	**4,985,552**	**5,953,040**	**6,440,990**	**7,928,904**

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

5 REVENUE AND EXPENSES BY NATURE

	COMPANY		CONSOLIDATED	
	2020	2019	2020	2019 Restated
Net operating revenue	**4,985,552**	**5,953,040**	**6,440,990**	**7,928,904**
Operating income (expenses):				
Interconnection	(268,043)	(280,277)	(148,281)	(151,179)
Personnel	(707,340)	(715,047)	(1,496,347)	(1,911,848)
Third-party services	(1,495,598)	(1,751,442)	(2,564,409)	(2,820,824)
Grid maintenance service	(1,269,974)	(1,564,196)	(266,867)	(338,382)
Handset and other costs	(14)	(65)	6,086	10,692
Advertising and publicity	(100,577)	(141,974)	(255,803)	(368,196)
Rentals and insurance	(1,140,751)	(1,178,619)	(1068,260)	(1,222,291)
(Provisions)/reversals	(138,054)	(6,148)	(418,010)	(534,381)
Expected losses on trade receivables	(163,190)	(24,262)	(226,939)	(111,298)
Taxes and other income (expenses)	(3,105,252)	(492,191)	(115,042)	(775,134)
Operating expenses excluding depreciation and amortization	**(8,388,793)**	**(6,154,221)**	**(6,553,872)**	**(8,222,841)**
Depreciation and amortization	(2,202,157)	(2,191,721)	(2,775,103)	(2734,466)
Total operating expenses	**(10,590,950)**	**(8,345,942)**	**(9,328,975)**	**(10,957,307)**
Loss before financial income (expenses) and taxes	**(5,605,398)**	**(2,392,902)**	**(2,887,985)**	**(3,028,403)**
Financial income (expenses):				
Financial income	1,372,875	544,910	4,224,536	1,486,319
Financial expenses	(5,854,017)	(3,438,057)	(11,701,552)	(4,711,596)
Total financial income (expenses)	**(4,481,142)**	**(2,893,147)**	**(7,477,016)**	**(3,225,277)**
	(10,086,540)	**(5,286,049)**	**(10,365,001)**	**(6,253,680)**
Pre-tax loss	19,155	8,927	(158,882)	91,435
Income tax and social contribution	**(10,067,385)**	**(5,277,122)**	**(10,523,883)**	**(6,162,245)**
Loss for the year from continuing operations				
Discontinued operations				
Profit for the year from discontinued operations (net of taxes)			473,928	852,883
Loss for the year	**(10,067,385)**	**(5,277,122)**	**(10,049,955)**	**(5,309,362)**
Loss attributable to Company owners	**(10,067,385)**	**(5,277,122)**	**(10,049,955)**	**(5,309,362)**
Profit (loss) attributable to non-controlling interests			**17,430**	**(32,240)**
Operating expenses by function:				
Cost of sales and/or services	(5.751.489)	(6.158.826)	(4.973.843)	(5.754.452)
Selling expenses	(1.047.426)	(1.152.333)	(2.087.457)	(2.296.617)
General and administrative expenses	(597.274)	(643.808)	(1.863.192)	(1.883.329)
Other operating income	1,636,679	1,263,548	2,007,708	2,308,949
Other operating expenses	(826.973)	(502.080)	(2.406.900)	(3.330.198)
Share of results of investees	(4.004.467)	(1.152.443)	(5.291)	(1.660)
Total operating expenses	**(10.590.950)**	**(8.345.942)**	**(9.328.975)**	**(10.957.307)**

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

6 FINANCIAL INCOME (EXPENSES)

	COMPANY		CONSOLIDATED	
	2020	2019	2020	2019 Restated
Financial income				
Inflation adjustment and exchange differences on related-party debt discount	20,364	20,364	2,933,490	164,649
Inflation adjustment and exchange differences on third-party debt discount	1,155,993	186,149	1,155,895	188,059
Interest, inflation adjustment, and exchange differences on other assets (i)	157,312	273,603	65,062	983,646
Exchange differences on translating foreign cash investments	544	53	544	53
Income from cash investments	13,772	20,471	57,095	69,751
Other income	24,890	44,270	37,506	80,161
Total	**1,372,875**	**544,910**	**4,224,536**	**1,486,319**
Financial expenses and other charges				
(a) Borrowing and financing costs				
Amortization of third-party debt discount	(554,960)	(368,516)	(559,765)	(373,474)
Amortization of related-party debt discount			(325,282)	(151,327)
Interest on third-party borrowings	(299,378)	(302,592)	(386,445)	(396,959)
Interest on and inflation adjustment to intragroup borrowings	(3,603)	(2,772)	(2,920,416)	(156,773)
Inflation adjustment to and exchange losses on third-party borrowings	(1,668,551)	(218,946)	(2,363,711)	(218,928)
Interest on debentures	(56,208)	(115,347)	(444,942)	(115,347)
Subtotal:	**(2,582,700)**	**(1,008,173)**	**(7,000,561)**	**(1,412,808)**
(b) Other charges				
Interest, inflation adjustment, and exchange differences on other liabilities (ii)	(2,617,957)	(1,102,485)	(3,663,452)	(1,350,272)
Inflation adjustment to provisions/reversals (iii)	(306,150)	(744,515)	(524,728)	(1,168,781)
Interest on leases	(226,792)	(205,823)	(273,604)	(259,507)
Taxes on financial transactions and bank fees (iv)	(44,271)	(127,899)	(109,571)	(230,193)
Impairment of available-for-sale financial asset	30,905	(24,493)	30,682	(24,693)
Interest on taxes in installments - tax financing program	(1,984)	(5,243)	(3,150)	(6,805)
Other expenses	(105,068)	(219,426)	(157,168)	(258,537)
Subtotal:	**(3,271,317)**	**(2,429,884)**	**(4,700,991)**	**(3,298,788)**
Total	**(5,854,017)**	**(3,438,057)**	**(11,701,552)**	**(4,711,596)**
Financial income (expenses)	**(4,481,142)**	**(2,893,147)**	**(7,477,016)**	**(3,225,277)**

(i) In 2019, refers to the accounting recognition amounting to R$63 million in the Company and R$706 million on a consolidated basis related to the inflation adjustment to PIS and COFINS credits arising from the deduction of ICMS from the tax base of PIS and COFINS, as well as the recovery of unduly paid amounts as PIS and COFINS, under a final and unappealable court decision reached in March and September 2019, as described in Note 11.

(ii) This line item includes interest related to the present value adjustment associated with the liabilities of onerous contracts and trade payables subject to the Judicial Reorganization and corresponding adjustments for inflation.

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(iii) In 2019, includes the impact arising on the review of the provision estimate calculation methodology of the labor and civil contingencies, supported by the loss risk assessment made by the Company's legal advisors.

(iv) Represented mainly by banking and banking financial fees and commissions.

7 INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes encompass the income tax and the social contribution. The income tax rate is 25% and the social contribution rate is 9%, generating aggregate nominal tax rate of 34%.

The provision for income tax and social contribution is broken down as follows:

	COMPANY		CONSOLIDATED	
	2020	2019	2020	2019 Restated
Income tax and social contribution				
Current taxes	19,155	8,965	5,706	(17,493)
Deferred taxes (Note 10)		(38)	(164,588)	88,172
Total	**19,155**	**8,927**	**(158,882)**	**70,679**

	COMPANY		CONSOLIDATED	
	2020	2019	2020	2019 Restated
Pretax profit (loss)	**(10,086,540)**	**(5,286,049)**	**(10,365,001)**	**(5,380,041)**
Income tax and social contribution				
Income tax and social contribution on taxed income	3,429,424	1,797,257	3,524,100	1,829,214
Equity in investees	(1,361,519)	(391,831)	(1,799)	(564)
Tax effect of interest on capital	(6,662)	(262,712)		
Tax incentives (basically, operating profit) (i)			48	1,176
Permanent deductions (add-backs) (ii)	(270,836)	(166,914)	480,806	(216,318)
Reversal of (allowance for) impairment losses on deferred tax assets (iii).	(1,771,252)	(966,873)	(4,162,083)	(1,542,789)
Tax effects of deferred tax assets of foreign subsidiaries (iv)			46	(40)
Income tax and social contribution effect on profit or loss	**19,155**	**8,927**	**(158,882)**	**70,679**

(i) Refers basically to the income surtax (10%) of subsidiaries.

(i) The tax effects from permanent add-backs are represented mainly by the effects of the foreign exchange differences on fair value adjustments to the restructured liabilities included in the JRP.

(ii) Allowance for impairment loss of deferred tax assets (Note 10).

(iii) Effects of unrecognized deferred tax assets held by foreign subsidiaries that do not have a history of profitability and/or an expectation to generate taxable income.

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

8 CASH, CASH EQUIVALENTS AND CASH INVESTMENTS

Cash, cash equivalents and cash investments made by the Company and its subsidiaries in the years ended December 31, 2020 and 2019 are measured at their fair values.

(a) Cash and cash equivalents

	COMPANY		CONSOLIDATED	
	2020	2019	2020	2019
Cash and banks	23,988	49,383	154,615	130,844
Cash equivalents	723,819	276,777	1,610,956	688,859
Total	**747,807**	**326,160**	**1,765,571**	**819,703**

	COMPANY		CONSOLIDATED	
	2020	2019	2020	2019
Repurchase agreements (i)	654,446	192,104	1,389,379	554,568
Certificated of Bank Deposit (CDB)	65,660	77,692	156,777	83,310
Private securities (ii)	2,314	5,901	62,641	49,012
Time deposits	1,387	1,078	1,387	1,078
Other	12	2	772	891
Cash equivalents	**723,819**	**276,777**	**1,610,956**	**688,859**

(b) Short- and long-term cash investments

	COMPANY		CONSOLIDATED	
	2020	2019	2020	2019
Government securities	4,445	2,948	9,033	5,978
Private securities (iii)			7,167	29,119
Total	**4,445**	**2,948**	**16,200**	**35,097**
Current	4,445	2,948	9,033	5,982
Non-current			7,167	29,115

(i) Represented, mainly, by exclusive investment funds, most the portfolio of which consists of government securities with yields pegged to SELIC (Central Bank's policy rate). The portfolio is preferably allocated to highly liquid spot market instruments for all investments.

(ii) Represented mainly by highly liquid treasury financial bills of private banks pegged to CDI.

(iii) Represented mainly by investments whose yields are pegged to SELIC and CDB rates.

The Company and its subsidiaries hold cash investments in Brazil and abroad for the purpose of earning interest on cash, benchmarked to CDI in Brazil, LIBOR for the US dollar-denominated portion, and EURIBOR for the euro-denominated portion.

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

9 ACCOUNTS RECEIVABLE

	COMPANY		CONSOLIDATED	
	2020	2019	2020	2019
Billed services	2,501,332	2,323,797	2,997,749	4,908,967
Unbilled services	308,351	262,346	623,645	477,899
Handheld devices, accessories, and other assets				440,087
Subtotal[1]:	**2,809,683**	**2,586,143**	**3,621,394**	**5,826,953**
Expected losses on trade receivables	(254,262)	(50,282)	(492,295)	(311,814)
Total	**2,555,421**	**2,535,861**	**3,129,099**	**5,515,139**

[1] These amounts include the related-party balances, as shown in Note 26.

The aging list of trade receivables is as follows:

	COMPANY		CONSOLIDATED	
	2020	2019	2020	2019
Current	2,367,513	2,031,290	2,702,065	4,870,796
Past-due up to 60 days	123,380	174,908	443,866	413,204
Past-due from 61 to 90 days	34,025	40,840	73,712	87,412
Past-due from 91 to 120 days	25,284	42,884	64,354	87,233
Past-due from 121 to 150 days	26,420	37,302	66,036	71,079
Over 150 days past-due	233,061	258,919	271,361	297,229
Total	**2,809,683**	**2,586,143**	**3,621,394**	**5,826,953**

The movements in the expected credit losses on trade receivables are as follows:

	COMPANY	CONSOLIDATED
Balance at Jan 1, 2019	**(137,481)**	**(396,417)**
Expected losses on trade receivables	(24,262)	(371,593)
Trade receivables written off as uncollectible	111,461	456,196
Balance in 2019	**(50,282)**	**(311,814)**
Expected losses on trade receivables	(163,190)	(488,371)
Trade receivables written off as uncollectible	(40,790)	282,450
Transfer to held-for-sale assets		25,440
Balance in 2020	**(254,262)**	**(492,295)**

10 CURRENT AND DEFERRED INCOME TAXES

	Assets			
	COMPANY		CONSOLIDATED	
	2020	2019	2020	2019
Current recoverable taxes				
Recoverable income tax (IRPJ) (i)	56,406	72,926	134,514	195,565
Recoverable social contribution (CSLL) (i)	4,820	5,411	73,433	81,213
IRRF/CSLL - withholding income taxes (ii)	33,621	150,881	50,413	176,328
Total current	**94,847**	**229,218**	**258,360**	**453,106**
Deferred taxes payable				
Income tax and social contribution on temporary				111,260
Total non-current				**111,260**

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	LIABILITIES			
	COMPANY		CONSOLIDATED	
	2020	2019	2020	2019
Current taxes payable				
Income tax payable			1,299	32,653
Social contribution payable			486	12,147
Total current			**1,785**	**44,800**
Recoverable deferred taxes				
IR and CS on temporary differences and tax loss carryforwards[1]			53,328	
Total non-current			**53,328**	

[1] See movements table below

(i) Refer mainly to prepaid income tax and social contribution that will be offset against federal taxes payable in the future.

(ii) Refer to withholding income tax (IRRF) credits on cash investments, intragroup loans, dividends, and other amounts that are used as deductions from income tax payable for the years, and social contribution withheld at source on services provided to government agencies.

Movements in deferred income tax and social contribution:

	COMPANY			
	Balance in 2019	Recognized in deferred tax assets/ liabilities	Recognized directly in equity	Balance in 2020
Deferred tax assets arising on:				
Temporary differences				
Provision for profit sharing	28,941	9,035		37,976
Provisions	590,412	(24,226)		566,186
Expected losses on trade receivables	156,220	62,453		218,673
Foreign exchange differences	514,023	567,783		1,081,806
Other temporary add-backs/deductions	537,310	(23,354)		513,956
Onerous obligation	755,810	185,061		940,871
IFRS 16		36,979		36,979
Provisions for pension funds			(159,691)	(159,691)
Deferred taxes on temporary differences	**2,582,716**	**813,731**	**(159,691)**	**3,236,756**
CSLL tax loss carryforwards	5,536,072	923,088		6,459,160
Total deferred tax assets	**8,118,788**	**1,736,819**	**(159,691)**	**9,695,916**
Deferred tax liabilities				
Temporary difference and IR and CSLL liabilities (i)	(398,698)	34,433		(364,265)
Allowance for impairment loss (ii)	(7,720,090)	(1,771,252)	159,691	(9,331,651)
Total deferred tax assets (liabilities)				

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	CONSOLIDATED			
	Balance in 2019	Recognized in deferred tax assets/ liabilities	Recognized directly in equity	Balance in 2020
Deferred tax assets arising on:				
Temporary differences				
Provisions for suspended taxes	42,748	1,296		44,044
Provision for profit sharing	64,165	38,738		102,903
Provision for pension plans	(848)	1	(159,535)	(160,382)
Provisions	834,806	(32,865)		801,941
Expected losses on trade receivables	258,108	61,760		319,868
Foreign exchange differences	793,878	1,796,421		2,590,299
Other temporary add-backs/ deductions	751,341	110,445		861,786
Onerous obligation	1,547,060	355,128		1,902,188
IFRS 16		182,585		182,585
Deferred taxes on temporary differences	**4,291,258**	**2,513,509**	**(159,535)**	**6,645,232**
CSLL tax loss carryforwards	6,688,130	1,249,988		7,938,118
Total deferred tax assets	**10,979,388**	**3,763,497**	**(159,535)**	**14,583,350**
Deferred tax liabilities				
Temporary difference and IR and CSLL liabilities (i)	(1,142,709)	186,258		(956,451)
Allowance for impairment loss (ii)	(9,725,419)	(4,162,083)	159,535	(13,727,967)
Transfer to held for sale		47,740		47,740
Total deferred tax assets (liabilities)	**111,260**	**(164,588)**		**(53,328)**

(i) Refer mainly to the tax effects on temporary differences related to foreign exchange differences and the inflation adjustment to judicial deposits.

(ii) The Company, based on the schedule of expected generation of future taxable income, supported by a technical feasibility study and the comparison with the estimate of the annual realization amount of asset and liability temporary differences, revised its deferred taxes recovery estimate and identified and recognized an allowance at recoverable amount, impact arising from the changes introduced by the Amendment to the JPR (Nota 1), basically related to the disposals of the UPIs.

The stock of tax loss carryforwards is approximately R$22,805,567 and corresponds to R$7,753,893 in deferred tax assets, which can be carried forward indefinitely and offset against taxes payable in the future.

11 OTHER TAXES

	ASSETS			
	COMPANY		CONSOLIDATED	
	2020	2019	2020	2019
Taxes on revenue (PIS and COFINS) (i)	41,960	47,136	962,383	1,272,439
Recoverable State VAT (ICMS) (ii)	534,791	597,864	832,158	1,045,544
Other	35,452	36,024	90,186	41,873
Total	**612,203**	**681,024**	**1,884,727**	**2,359,856**
Current	289,876	281,355	882,748	597,176
Non-current	322,327	399,669	1,001,979	1,762,680

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	LIABILITIES			
	COMPANY		CONSOLIDATED	
	2020	2019	2020	2019
State VAT (ICMS)	120,408	217,275	260,110	559,203
ICMS Convention No. 69/1998	16,356		88,986	
FUST/FUNTTEL/broadcasting fees (iii)	362,080	358,688	458,939	464,973
Taxes on revenue (PIS and COFINS) (i)	39,722	43,320	233,530	262,415
Tax on services (ISS)	200	245	119,877	53,267
Telecom Inspection Fund (FISTEL) fee (v)	69,680		578,917	
Other (iv)	24,222	38,682	48,276	59,839
Total	**632,668**	**658,210**	**1,788,635**	**1,399,697**
Current	251,500	218,230	1,014,464	713,967
Non-current	381,168	439,980	774,171	685,730

(i) Refers basically to the Social Integration Program Tax on Revenue (PIS) and Social Security Funding Tax on Revenue (COFINS) on revenue, financial income, and other income.

Note that the Company, its subsidiary Oi Móvel, and its parent company Oi have filed legal proceedings to claim the right to deduct ICMS from the PIS and COFINS tax bases and the recovery of past unduly paid amounts, within the relevant statute of limitations.

In 2019, the 1st and 2nd Region Federal Courts (Brasília and Rio de Janeiro) issued final and unappealable decisions favorable to the Company on two of the three main lawsuits of the Company relating to the discussion about the non-levy of PIS and COFINS on ICMS.
These credits were cleared for offset by the Federal Revenue Service between May and October 2019 so that the Company has been using them to pay federal taxes due since June 2019. The total credit amount determined was approximately R$0.3 billion in the Company and R$1.6 billion on a consolidated basis.

(ii) Recoverable ICMS arises mostly from prepaid taxes and credits claimed on purchases of property, plant and equipment, which can be offset against ICMS payable within 48 months, pursuant to Supplementary Law 102/2000.

(iii) The Company as co-party with its parent company Oi, and its subsidiary Oi Móvel filed lawsuits to discuss the correct calculation of the contribution to the FUST and in the course of the lawsuits made escrow deposits to suspend its collection. These discussions are also being judged by higher courts and a possible transformation of the deposited amounts into definitive payments should not occur within two (2) years.

(iv) Consisting basically of withholding tax on intragroup loans and interest on capital.

(v) Telemar, Oi, and Oi Móvel, together with other industry companies, filed a lawsuit aiming at removing the obligation to pay the Installation Inspection Fee (TFI) and the Operation Fee (TFF). The court awarded a sentence rejecting the claims, which led to the filing of an appeal, which is still awaiting judgment. As the 2020 TFF payment deadline is about to expire and the appeal is pending judgment, the companies filed request for an early appeal, granted on March 18, 2020, to suspend the payment of the 2020 TFF until the appeal is judged.

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

12 JUDICIAL DEPOSITS

In some situations, the Company makes, as ordered by courts or even at its own discretion to provide guarantees, judicial deposits to ensure the continuity of ongoing lawsuits. These judicial deposits can be required for lawsuits with a likelihood of loss, as assessed by the Company based on the opinion of its legal counselors, as probable, possible, or remote. The Company recognizes in current assets that amount it expects to withdraw from escrow deposits or the amount of escrow deposits it expects to offset against provisions in the coming twelve months.

As set forth by relevant legislation, judicial deposits are adjusted for inflation.

	COMPANY		CONSOLIDATED	
	2020	2019	2020	2019
Civil	1,511,921	1,645,828	1,715,231	1,826,432
Tax	961,868	1,187,009	1,097,621	1,529,991
Labor	332,699	330,736	557,304	545,385
Subtotal:	**2,806,488**	**3,163,573**	**3,370,156**	**3,901,808**
Estimated loss	(6,960)	(21,612)	(12,815)	(26,193)
Total	**2,799,528**	**3,141,961**	**3,357,341**	**3,875,615**
Current	343,031	283,543	379,781	316,246
Non-current	2,456,497	2,858,418	2,977,560	3,559,369

13 PREPAID EXPENSES

	COMPANY		CONSOLIDATED	
	2020	2019	2020	2019
Costs incurred on the performance of a contract (IFRS	282,446	367,874	102,789	825,679
Advertising and publicity	8,080	28,051	20,416	54,880
INSURANCE	25,818	10,412	34,113	14,939
Bank guarantee	16,066	22,172	19,097	24,409
Other	43,457	10,513	(33,032)	82,187
Total	**375,867**	**439,022**	**143,383**	**1,002,094**
Current	260,539	275,760	91,085	524,171
Non-current	115,328	163,262	52,298	477,923

14 INVESTMENTS

	COMPANY		CONSOLIDATED	
	2020	2019	2020	2019
Equity interests valued as:				
Investment in subsidiaries	4,143,640	10,631,944		
Joint arrangements	75,879	77,210	25,080	28,632
Investment in associates			50,799	48,578
Acquisition costs	3,988	3,986	4,237	4,230
Tax incentives, net of allowances for losses	8,676	8,676	23,895	23,895
Other investments	250	249	276	276
Total	**4,232,433**	**10,722,065**	**104,287**	**105,611**

Summary of the movements in investment balances

	COMPANY	CONSOLIDATED
Balance at Jan 1, 2019	**12,483,267**	**103,768**
Equity in investees (i)	(1,152,443)	(1,660)
Dividends	(772,956)	
Equity in investees recognized in negative shareholders' equity	157,412	
Other	6,785	3,503
Balance in 2019	**10,722,065**	**105,611**
Equity in investees (i)	(4,004,467)	(5,291)
Dividends	(2,451,362)	
Merger of Dommo	(22,746)	
Capital increase	36,245	
Equity in investees recognized in negative shareholders' equity	(50,765)	
Other	3,463	3,967
Balance in 2020	**4,232,433**	**104,287**

(i) In consolidated, the share of profit (loss) of investees refers mainly to the investments in joint arrangements and associates (Note 1).

The main data related to direct equity interests in subsidiaries are as follows:

			COMPANY 2020				
			In thousands of			Equity interests - %	
			Shares		Private equity	Total capital	Voting capital
Subsidiaries and joint ventures	**Shareholders' equity**	**Profit (loss) for the year**	**Common**	**Preferred**			
Serede	(251,411)	65,409	113,850,813			81.61	81.61
Oi Móvel	4,143,548	(4,080,022)	14,209,581			100	100
BrT Call Center	(42,316)	(2,615)	11,270	22,370		100	100
BrT Card	664	12			7,499,999	100	100
Calitéia	53,246	23,989	32,280,528			92.35	92.35
Drammen	79,524	16,249	3,760,744			5.90	5.90
Hispamar	266,800	(8,887)	113,213			19.04	19.04
AIX	17,327	187	298,563			50	50

	COMPANY 2020		
Controladas e Negócios em conjunto	**Equity in investees**	**Investment value**	**Provision for negative shareholders' equity**
Serede	53,380		205,176
Oi Móvel	(4,080,022)	4,143,548	
BrT Call Center	(2,615)		42,316
BrT Card	12	664	
Dommo	(9,685)		
Calitéia	22,154	49,172	
Drammen	729	4,692	
Hispamar	(1,692)	50,799	
AIX	(3,551)	25,079	
Unrealized profits or losses with investees	16,823	(54,435)	
Total	**(4,004,467)**	**4,219,519**	**247,492**

			COMPANY				
			2019				
			In thousands of			Equity interests -	
			Shares		Private equity	Total capital	Voting capital
Subsidiaries and joint ventures	Shareholders' equity	Profit (loss) for the year	Common	Preferred			
Serede	(316,820)	(184,123)	113,850,813			81.61	81.61
Oi Móvel	10,670,090	(984,583)	14,209,581			100	100
BrT Call Center	(39,702)	(7,119)	11,270	22,370		100	100
BrT Card	684	39			7,499,999	100	100
Dommo		(1,940)	11,265	22,531		100	100
Hispamar	244,710	10,425	113,213			19.04	19.04
AIX		1,771	298,563			50	50

	COMPANY		
	2019		
Subsidiaries and joint ventures	Equity in investees	Investment value	Provision for negative shareholders' equity
Serede	(150,263)		258,556
Oi Móvel	(984,583)	10,670,090	
BrT Call Center	(7,119)		39,702
BrT Card	39	684	
Dommo	(1,940)	32,431	
Hispamar	1,985	48,578	
AIX	(2,856)	28,632	
Unrealized profits or losses with	(7,706)	(71,261)	
Total	**(1,152,443)**	**10,709,154**	**298,258**

Summarized financial information

Subsidiaries and joint ventures	2020		
	Assets	Liabilities	Revenue
Serede	1,305,346	1,556,756	2,272,019
Oi Móvel	24,591,714	20,448,167	5,351,766
BrT Call Center	159,169	201,485	442,895
BrT Card	668	4	
Calitéia	203,909	150,663	
Drammen	107,558	28,034	40,481
Hispamar	451,329	184,529	280,501
AIX	41,689	24,362	45,789

Subsidiaries and joint ventures	2019		
	Assets	Liabilities	Revenue
Serede	1,362,990	1,679,810	2,610,353
Oi Móvel	26,621,679	15,951,589	10,901,065
BrT Call Center	157,459	197,161	520,547
BrT Card	1,047	363	
Dommo	35,845	3,414	
Hispamar	406,704	161,994	286,189
AIX	40,875	23,715	45,472

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

15 PROPERTY, PLANT AND EQUIPMENT

	COMPANY							
	Works in progress	**Automatic switching equipment**	**Transmission and other equipment (1**	**Infrastructure**	**Buildings**	**Right of use - leases**	**Other assets**	**Total**
Cost of PP&E (gross amount)								
Balance at Jan 1, 2019	**2,287,445**	**10,309,996**	**20,225,962**	**23,713,964**	**2,358,586**		**2,287,867**	**61,183,820**
Initial adoption of IFRS 16						1,655,658		1,655,658
Contractual changes						389,896		389,896
Additions	2,150,932		81,178	181,146		82,679	14,017	2,509,962
Write-offs	(48,188)		(11,641)	(963,816)		(38,525)	(99)	(1,062,269)
Transfers	(3,167,451)	17,521	1,250,304	1,843,158	17,999		38,469	
Transfer to held-for-sale assets				(171)	(92,563)			(92,734)
Balance in 2019	**1,222,738**	**10,327,517**	**21,545,803**	**24,774,281**	**2,284,022**	**2,089,707**	**2,340,254**	**64,584,322**
Corporate restructuring			(2,073)	(6,760)			(599)	(9,432)
Initial adoption of IFRS 16								
Contractual changes						70,293		70,293
Additions	1,647,872		112,273	345	2,621	236,264		2,007,877
Write-offs	(37,061)	(560)	(326,060)	(472)	(2,634)	(206,632)	8,503	(576,209)
Transfers	(2,045,327)	(4,941)	1,704,930	270,747	24,444		(2,790)	2,269
Balance in 2020	**788,222**	**10,322,016**	**23,034,873**	**25,038,141**	**2,308,453**	**2,189,632**	**2,397,784**	**66,079,120**
Accumulated depreciation								
Balance at Jan 1, 2019		**(10,154,871)**	**(16,069,560)**	**(18,345,264)**	**(1,847,569)**		**(1,798,792)**	**(48,216,056)**
Depreciation expenses		(68,862)	(796,923)	(911,307)	(58,588)	(182,004)	(101,338)	(2,118,022)
Write-offs			11,112	897,498		9,562	50	918,222
Transfers		85	(1,063)	(267)	493		752	
Transfer to held-for-sale assets				6	53,878			53,884
Balance in 2019		**(10,223,648)**	**(16,855,434)**	**(18,359,334)**	**(1,851,786)**	**(172,442)**	**(1,899,328)**	**(49,361,972)**
Corporate restructuring			1,581	3,499			591	5,671
Depreciation expenses		(59,370)	(1,531,379)	(222,219)	(54,768)	(200,996)	(104,813)	(2,173,545)
Write-offs		560	293,874	75	1,330	48,954	2,536	347,329
Transfers		50,852	(50,985)	(526)	(1,709)		1,763	(605)
Balance in 2020		**(10,231,606)**	**(18,142,343)**	**(18,578,505)**	**(1,906,933)**	**(324,484)**	**(1,999,251)**	**(51,183,122)**
PP&E, net								
Balance in 2019	**1,222,738**	**103,869**	**4,690,369**	**6,414,947**	**432,236**	**1,917,265**	**440,926**	**15,222,350**
Balance in 2020	**788,222**	**90,410**	**4,892,530**	**6,459,636**	**401,520**	**1,865,148**	**398,533**	**14,895,998**
Annual depreciation rate (average)		10%	12%	10%	9%	8%	15%	

(1) Transmission and other equipment include transmission and data communication equipment.

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	CONSOLIDATED							
	Works in progress	**Automatic switching equipment**	**Transmission and other equipment (1**	**Infrastructure**	**Buildings**	**Right of use - leases**	**Other assets**	**Total**
Cost of PP&E (gross amount)								
Balance at Jan 1, 2019	**2,855,453**	**13,772,855**	**37,713,357**	**24,015,928**	**2,052,130**		**4,724,785**	**85,134,508**
Initial adoption of IFRS 16						7,543,699		7,543,699
Contractual changes						460,299		460,299
Additions	5,826,829		148,658	178,903	5,064	252,184	86,232	6,497,860
Write-offs	(84,693)		(22,539)	(963,816)		(124,226)	(349)	(1,195,623)
Transfers	(6,567,529)	132,261	4,288,992	1,971,372	25,986		148,918	
Transfer to held-for-sale assets				(50,522)	(92,563)			(143,085)
Balance in 2019	**2,030,060**	**13,905,116**	**42,128,468**	**25,151,865**	**1,990,607**	**8,131,956**	**4,959,586**	**98,297,658**
Initial adoption of IFRS 16								
Contractual changes						787,393		787,393
Additions	5,955,772	53	245,138	47,905	3,161	1,366,762	34,106	7,652,897
Provision for expenses on impairment losses			(329,330)					(329,330)
Write-offs	(78,621)	(560)	(339,351)	(1,759)	(2,634)	(1,167,534)	(3,008)	(1,593,467)
Transfers	(6,429,791)	97,326	5,625,110	676,282	72,265		37,745	78,937
Transfer to held-for-sale assets	(295,581)	(3,325,726)	(22,320,635)	(1,687,488)	(126,936)	(6,332,788)	(1,238,621)	(35,327,775)
Balance in 2020	**1,181,839**	**10,676,209**	**25,009,400**	**24,186,805**	**1,936,463**	**2,785,789**	**3,789,808**	**69,566,313**
Accumulated depreciation								
Balance at Jan 1, 2019		**(12,759,202)**	**(25,360,684)**	**(19,651,233)**	**(1,627,369)**		**(3,633,290)**	**(63,031,778)**
Depreciation expenses		(253,138)	(2,032,938)	(1,011,168)	(68,284)	(899,735)	(210,025)	(4,475,288)
Write-offs			18,043	897,498		19,163	57	934,761
Transfers		85	(1,057)	(241)	664		549	
Transfer to held-for-sale assets				15,942	53,878			69,820
Balance in 2019		**(13,012,255)**	**(27,376,636)**	**(19,749,202)**	**(1,641,111)**	**(880,572)**	**(3,842,709)**	**(66,502,485)**
Corporate restructuring								
Depreciation expenses		(244,324)	(3,056,751)	(318,256)	(65,615)	(981,148)	(185,011)	(4,851,105)
Write-offs		560	303,137	767	1,330	202,407	2,635	510,836
Transfers		52,167	98,942	(175,662)	(33,398)		9. 862	(48,089)
Transfer to held-for-sale assets		2,739,750	11,842,575	1,230,408	66,549	1,098,797	1,076,698	18,054,777
Balance in 2020		**(10,464,102)**	**(18,188,733)**	**(19,011,945)**	**(1,672,245)**	**(560,516)**	**(2,939,870)**	**(52,837,411)**
PP&E, net								
Balance in 2019	**2,030,060**	**892,861**	**14,751,832**	**5,402,663**	**349,496**	**7,251,384**	**1,116,877**	**31,795,173**
Balance in 2020	**1,181,839**	**212,107**	**6,820,667**	**5,174,860**	**264,218**	**2,225,273**	**849,938**	**16,728,902**
Annual depreciation rate (average)		10%	12%	10%	9%	11%	15%	

(1) Transmission and other equipment include transmission and data communication equipment.

Additional disclosures

Pursuant to ANATEL's concession agreements, property, plant and equipment items of the Concessionaires that are indispensable for the provision of the Switched Fixed-line Telephony Services ("STFC") provided for in said agreements are considered returnable assets.

As at December 31, 2020, the residual balance of the Company's and consolidated returnable assets is R$6,124,966 (R$6,008,614 in 2019), both un the Company and on a consolidated basis, and consists of assets and installations in progress, switching and transmission equipment, payphones, outside network equipment, power equipment, and systems and operation support equipment.

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

In the year ended December 31, 2020, financial charges and transaction costs incurred on works in progress were capitalized at the average rate of 7% per year.

Movements in the rights of use - leases

	PARENT					
	Towers	Physical space	Vehicles	Properties	Energy distributed	Total
Balance at Jan 1, 2019						
First-time adoption of IFRS 16	1,434,884	202,430		18,344		1,655,658
Contractual changes	383,107	5,495		1,293		389,895
Additions	32,308	7,223	43,148			82,679
Write-offs	(9,487)	(28,739)	(299)			(38,525)
Balance in 2019	**1,840,812**	**186,409**	**42,849**	**19,637**		**2,089,707**
Contractual changes	60,658	7,084	**46**	2,500	5	70,293
Additions	91,302	105,982	14,041		24,939	236,264
Write-offs	(92,424)	(57,240)	(56,936)	(32)		(206,632)
Balance in 2020	**1,900,348**	**242,235**		**22,105**	**24,944**	**2,189,632**
Accumulated depreciation						
Balance at Jan 1, 2019						
Depreciation expenses	(132,502)	(39,368)	(5,388)	(4,746)		(182,004)
Write-offs	7,945	1,583	34			9,562
Balance in 2019	**(124,557)**	**(37,785)**	**(5,354)**	**(4,746)**		**(172,442)**
Depreciation expenses	(129,095)	(47,249)	(18,479)	(5,274)	(899)	(200,996)
Write-offs	13,812	11,279	23,833	30		48,954
Balance in 2020	**(239,840)**	**(73,755)**		**(9,990)**	**(899)**	**(324,484)**
Right of use, net						
Balance in 2019	**1,716,255**	**148,624**	**37,495**	**14,891**		**1,917,265**
Balance in 2020	**1,660,508**	**168,480**		**12,115**	**24,045**	**1,865,148**

	CONSOLIDATED						
	Towers	Physical space	Stores	Vehicles	Properties	Energy distributed	Total
Balance at Jan 1, 2019							
First-time adoption of IFRS 16	6,776,167	476,181	117,480	93,615	80,256		7,543,699
Contractual changes	440,747	6,055	6,680		6,817		460,299
Additions	51,216	27,192	13,555	149,371	10,850		252,184
Write-offs	(28,293)	(73,675)	(8,701)	(8,525)	(5,032)		(124,226)
Balance in 2019	**7,239,837**	**435,753**	**129,014**	**234,461**	**92,891**		**8,131,956**
Contractual changes	722,215	11,033	19,058	22,266	12,816	5	787,393
Additions	876,365	415,532	3,047	45,178	1,701	24,939	1,366,762
Write-offs	(781,550)	(275,949)	(2,524)	(89,154)	(18,357)		(1,167,534)
Transfers to held-for-sale assets	(6,156,519)	(176,217)			(52)		(6,332,788)
Balance in 2020	**1,900,348**	**410,152**	**148,595**	**212,751**	**88,999**	**24,944**	**2,785,789**
Accumulated depreciation							
Balance at Jan 1, 2019							
Depreciation expenses	(692,342)	(86,787)	(31,456)	(67,612)	(21,538)		(899,735)
Write-offs	9,521	3,673	1,580	2,996	1,393		19,163
Balance in 2019	**(682,821)**	**(83,114)**	**(29,876)**	**(64,616)**	**(20,145)**		**(880,572)**
Depreciation expenses	(732,246)	(106,973)	(32,572)	(92,439)	(20,803)	(899)	(985,932)
Write-offs	100,844	55,557	684	44,687	5,419		207,191
Transfers to held-for-sale assets	1,074,383	24,375			39		1,098,797
Balance in 2020	**(239,840)**	**(110,155)**	**(61,764)**	**(112,368)**	**(35,490)**	**(899)**	**(560,516)**
Right of use, net							
Balance in 2019	**6,557,016**	**352,639**	**99,138**	**169,845**	**72,746**		**7,251,384**
Balance in 2020	**1,660,508**	**299,997**	**86,831**	**100,383**	**53,509**	**24,045**	**2,225,273**

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

16 INTANGIBLE ASSETS

	COMPANY					
	Intangibles in progress	Data processing systems	Regulatory licenses	Trademarks and patents	Other assets	Total
Cost of intangible assets (gross amount)						
Balance at Jan 1, 2019	**362**	**2,582,730**	**230,030**	**6,410**	**141,983**	**2,961,515**
Additions	3,901					3,901
Transfers	(3,932)	2,043			1,889	
Balance in 2019	**331**	**2,584,773**	**230,030**	**6,410**	**143,872**	**2,965,416**
Additions	249				4	253
Transfers	(429)	(2,746)	(1,167)		4,342	
Balance in 2020	**151**	**2,582,027**	**228,863**	**6,410**	**148,217**	**2,965,669**
Accumulated amortization						
Balance at Jan 1, 2019		**(2,471,329)**	**(228,846)**	**(5,340)**	**(130,988)**	**(2,836,503)**
Amortization expenses		(70,294)			(3,405)	(73,699)
Transfers		8	-	-	(8)	
Balance in 2019		**(2,541,615)**	**(228,846)**	**(5,340)**	**(134,401)**	**(2,910,202)**
Amortization expenses		(25,947)			(2,666)	(28,613)
Balance in 2020		**(2,567,562)**	**(228,846)**	**(5,340)**	**(137,067)**	**(2,938,815)**
Intangible assets, net						
Balance in 2019	**331**	**43,158**	**1,184**	**1,070**	**9,471**	**55,214**
Balance in 2020	**151**	**14,465**	**17**	**1,070**	**11,151**	**26,854**
Annual amortization rate (average)		20%	20%		23%	

	CONSOLIDATED					
	Intangibles in progress	Data processing systems	Regulatory licenses	Trademarks and patents	Other assets	Total
Cost of intangible assets (gross amount)						
Balance at Jan 1, 2019	**27,551**	**6,451,114**	**3,538,557**	**6,141**	**1,955,933**	**11,979,296**
Additions	364,304	8,402			44,212	416,918
Transfers	(378,967)	340,193			38,774	
Balance in 2019	**12,888**	**6,799,709**	**3,538,557**	**6,141**	**2,038,919**	**12,396,214**
Additions	257,969	1,324			7,657	266,950
Write-offs		(60,216)				(60,216)
Transfers	(249,337)	171,496	322,563		(244,722)	
Transfers to held-for-sale assets		(1,971,390)	(3,812,085)		(1,204,205)	(6,987,680)
Balance in 2020	**21,520**	**4,940,923**	**49,035**	**6,141**	**597,649**	**5,615,268**
Accumulated amortization						
Balance at Jan 1, 2019		**(5,604,456)**	**(3,082,708)**	**(5,336)**	**(1,408,391)**	**(10,100,891)**
Amortization expenses		(348,462)	(147,563)		(105,804)	(601,829)
Transfers		8			(8)	
Balance in 2019		**(5,952,910)**	**(3,230,271)**	**(5,336)**	**(1,514,203)**	**(10,702,720)**
Amortization expenses		(307,068)	(147,722)		(64,990)	(519,780)
Write-offs		12,190				12,190
Transfers			9,915		(9,915)	
Transfers to held-for-sale assets		1,857,364	3,328,365		1,044,687	6,230,416
Balance in 2020		**(4,390,424)**	**(39,713)**	**(5,336)**	**(544,421)**	**(4,979,894)**
Intangible assets, net						
Balance in 2019	**12,888**	**846,799**	**308,286**	**805**	**524,716**	**1,693,494**
Balance in 2020	**21,520**	**550,499**	**9,322**	**805**	**53,228**	**635,374**
Annual amortization rate (average)		20%	20%		23%	

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

17 TRADE PAYABLES

	COMPANY		CONSOLIDATED	
	2020	2019	2020	2019
ANATEL (*)	4,520,298	5,150,564	4,800,724	5,231,545
Services	1,821,842	2,122,560	1,508,858	3,139,575
Infrastructure, network and plant maintenance supplies	288,661	347,754	2,003,794	2,107,616
Rental of polls and rights-of-way	10,810	19,701	29,650	39,864
Other	102,639	193,640	307,016	397,885
Adjustment to present value (**)	(1,875,993)	(3,159,086)	(2,137,667)	(3,430,029)
Total	**4,868,257**	**4,675,133**	**6,512,375**	**7,486,456**
Current	1,616,500	2,280,457	2,949,436	5,110,808
Non-current	3,251,757	2,394,676	3,562,939	2,375,648
Trade payables subject to the Judicial Reorganization	3,556,062	2,996,351	4,201,374	3,495,678
Trade payables not subject to the Judicial Reorganization	1,312,195	1,678,782	2,311,001	3,990,778
Total	**4,868,257**	**4,675,133**	**6,512,375**	**7,486,456**

(*) Regulatory Agency's claim pursuant to the Amendment to the JRP, the amount of which recognized as enforceable debt was the subject matter of the Transaction Agreement entered into pursuant to Law 13988/2020 (Note 1).
(**) The calculation takes into consideration the contractual flows provided for in the JRP and the Transaction Agreement entered into with ANATEL, discounted using rates that range from 14.9% per year to 17.2% per year considering the maturities of each liability (ANATEL and other payables).

Aging list of non-current trade payables

	COMPANY	CONSOLIDATED
2022	839,598	904,606
2023	469,334	497,420
2024	865,647	922,665
2025	878,886	929,865
2026 to 2030	1,776,056	1,906,092
2031 and thereafter	181,305	341,850
Total non-current	**5,010,826**	**5,502,497**

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

18 BORROWINGS AND FINANCING

Borrowings and financing by type

	COMPANY		CONSOLIDATED			
					Contractual maturity	
	2020	2019	2020	2019	Principal	Interest
Public debentures						
Public	2,601,709	2,545,501	2,601,709	2,545,501	Aug 2023 to Feb 2035	Semiannual
Private			3,583,906		Jan 22	Monthly
Financial institutions						
Local currency						
BNDES	1,911,027	1,772,047	3,167,514	2,937,155	Mar 2024 to Feb 2033	Monthly
Other	1,319,489	1,290,992	1,497,545	1,472,094	Jan 2020 to Feb 2035	Semiannual
Foreign currency	7,568,807	5,767,949	7,568,807	5,767,949	Aug 2023 to Feb 2035	Semiannual
Default payment						
Local currency	55,017	55,017	55,047	55,047	Feb 2038 to Feb 2042	Single installment
Subsidiaries' loan and debentures	1,108		10,070,343	7,153,118		
Subtotal	**13,457,157**	**11,431,506**	**28,544,871**	**19,930,864**		
Transaction costs	(1,246)	(1,022)	(15,885)	(1,605)		
Fair value adjustment (*)	(6,063,474)	(5,462,442)	(15,579,727)	(12,395,753)		
Total	**7,392,437**	**5,968,042**	**12,949,259**	**7,533,506**		
Current			16,930	6,819		
Non-current	7,392,437	5,968,042	12,932,329	7,526,687		

(*) The calculation takes into consideration the contractual flows provided for in the JRP, discounted using rates that range from 12.6% per year to 16.4% per year, depending on the maturities and currency of each instrument.

Debt issuance costs by type

	COMPANY		CONSOLIDATED	
	2020	2019	2020	2019
Financial institutions	971	728	1,510	1,311
Debentures	275	294	14,375	294
Total	**1,246**	**1,022**	**15,885**	**1,605**
Current			13,016	
Non-current	1,246	1,022	2,869	1,605

Debt breakdown by currency

	COMPANY		CONSOLIDATED	
	2020	2019	2020	2019
Brazilian reais	4,096,898	3,748,370	9,045,011	5,020,001
US dollar (*)	3,295,539	2,219,672	3,281,438	2,219,672
Euro			622,810	293,833
Total	**7,392,437**	**5,968,042**	**12,949,259**	**7,533,506**

(*) Considers Oi Móvel's First Issue Private Debenture. Even though this is a local debt, denominated in Brazilian reais, it is compounded on a daily basis based on the US dollar foreign exchange rate.

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Debt breakdown by index

	Index/rate	COMPANY		CONSOLIDATED	
		2020	2019	2020	2019
Fixed rate	1.75% p.a. 13.61%	3,295,539	2,219,673	6,888,032	2,248,632
CDI	80% of CDI	2,177,947	1,970,592	2,263,514	2,048,734
TJLP	2.95% p.a. + TJLP	1,910,758	1,771,755	3,166,706	2,936,280
TR	0% p.a.	8,193	6,022	8,197	6,026
Other	0% p.a.			622,810	293,834
Total		7,392,437	5,968,042	12,949,259	7,533,506

Maturity schedule of the long-term debt and debt issuance costs allocation schedule

	Long-term debt		Debt issuance costs	
	COMPANY	CONSOLIDATED	COMPANY	CONSOLIDATED
	2020			
2022		3,557,181	91	14,236
2023	228,498	234,365	91	135
2024	519,861	570,305	91	135
2025	532,434	601,638	90	134
2026 and thereafter	12,176,364	23,551,436	883	1,245
Total	13,457,157	28,514,925	1,246	15,885

Guarantees

BNDES financing facilities are originally collateralized by receivables of parent company Oi, the Company and its subsidiary Oi Móvel. The private debentures issued by Oi Móvel are collateralized by receivables of parent company Oi, the Company and its subsidiary Oi Móvel, in addition to pledging its radiofrequency use rights, in the pledge of the right of use of radiofrequencies, which will only be realized in the event of default. The Company and Oi S.A. provide sureties for this instrument. The total amount of the guarantees is R$1,256 million.

Covenants

Parent Company Oi and its subsidiaries would be subject to some covenants existing in certain loan and financing agreements, based on financial ratios, including the Gross debt-to-EBITDA ratio, which are monitored on a quarterly basis.

In line with the provisions of the Plan, as amended, BNDES (Brazilian development bank) agrees that, as of the Court Ratification of the Amendment to the JRP (October 8, 2020) and until the first of the financial settlement of the disposal of the UPI Mobile Assets or by May 30, 2022, the obligation to comply with the financial ratios set forth in the agreement will be temporarily stayed by BNDES and, therefore, during such period, its noncompliance will not cause, among other contractually prescribed consequences, the accelerated maturity of the outstanding balance of the Company's debt.

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Changes in borrowings and financing

	2019	Borrowing	Interest, inflation adjustment, and exchange differences	Amortization of debt discount	Principal and interest payment	Tax and other payments	Transfers and other	2020
Borrowings and financing	19,930,864	2,500,399	6,158,266		(6,896)	(1,830)	(35,932)	28,544,871
Debt discount	(12,395,753)		(4,069,145)	885,171				(15,579,727)
Debt issuance costs	(1,605)						(14,280)	(15,885)
Total borrowings and financing	**7,533,506**	**2,500,399**	**2,089,121**	**885,171**	**(6,896)**	**(1,830)**	**(50,212)**	**12,949,259**

In February 2020, the private collateralized, simple, nonconvertible debentures, with additional trust security issued by Oi and the Company, issued by Oi Móvel, in the aggregate amount of R$2,500 million, were subscribed. This debenture issue is capitalized daily using the fluctuation of US dollar (USD) and an interest rate of 12.66% p.a. that are compounded to principal up to January 2021 and, from then on, payment of interest at the rate of 13.61% p.a. This issue matures in January 2022.

19 ASSIGNMENT OF RECEIVABLES

	COMPANY		CONSOLIDATED	
	2020	2019	2020	2019
Assignment of receivables	297,950		297,950	
Total	**297,950**		**297,950**	
Current	155,452		155,452	
Non-current	142,498		142,498	

This assignment of receivables refers to an advance received from a financial institution of cash flows receivable from Fundação Sistel. On August 14, 2020, the Company received R$362,722 related to the early settlement of 28 monthly, successive installments, corresponding to the period August 2020-November de 2022, discounted at the rate of 11.35% per year.

20 LICENSES AND CONCESSIONS PAYABLE

	COMPANY		CONSOLIDATED	
	2020	2019	2020	2019
Personal Mobile Services (SMP)				58,582
STFC concessions	25,587	33,163	25,587	
Total	**25,587**	**33,163**	**25,587**	**58,582**
Current	25,587	33,163	25,587	58,582

Correspond to the amounts payable to ANATEL for the radiofrequency concessions and the licenses to provide the SMP services, obtained at public auctions, and STFC service concessions.

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

21 LEASES PAYABLE

	COMPANY		CONSOLIDATED	
	2020	2019	2020	2019
Towers	1,687,287	1,712,597	1,687,287	6,775,413
Physical space	179,115	155,391	318,504	368,518
Stores		15,653	94,121	103.792
Properties	13,283		58,547	76,315
Vehicles		38,113	106,175	174,632
Energy distributed	24,599		24,599	
Total	**1,904,284**	**1,921,754**	**2,289,233**	**7,498,670**
Current	340,858	335,031	508,121	1,399,118
Non-current	1,563,426	1,586,723	1,781,112	6,099,552

Movements in leases payable

	COMPANY	CONSOLIDATED
Balance at Jan 1, 2019		
First-time adoption of IFRS 16	1,655,657	7,543,700
New contracts	51,105	220,610
Cancellations	(37,068)	(114,771)
Interest	211,090	882,088
Payments	(351,762)	(1,496,092)
Contractual changes	392,732	463,135
Balance in 2019	**1,921,754**	**7,498,670**
New contracts	236,264	1,366,762
Cancellations	(165,549)	(1,015,169)
Interest	234,667	946,194
Payments	(393,145)	(1,648,775)
Contractual changes	70,293	787,393
Transfers to held for sale		(5,645,842)
Balance in 2020	**1,904,284**	**2,289,233**

Aging list of long-term lease payments

	COMPANY	CONSOLIDATED
2022	352,594	468.068
2023	320,558	385.230
2024	306,985	348.378
2025	297,361	326.086
2026-2030	985,033	1.031.426
2031 and thereafter	1,692,057	1.724.759
Total	**3,954,588**	**4.283.947**
Interest	(2,391,161)	(2.502.835)
Non-current	**1,563,427**	**1.781.112**

The present value of leases payable was calculated based on a projection of future fixed payments, which do not take into consideration the projected inflation, discounted using discount rates that range from 10.79% to 12.75% p.a.

Contracts not recognized as leases payable

The Company elected not to recognize a leased not to recognize a lease liability for short-term leases (leases with expected period of 12 months or less) or leases of low value assets. As at December 31, 2020, the payments made under such leases were recognized in profit or loss and

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

amounted to R$6,337, in the Company and R$23,855, on a consolidated basis. Additionally, the Company also recognized in profit or loss the amount R$1,110, in the Company, and R$3,997, on a consolidated basis, related to variable lease payments.

Supplemental information

In compliance with Circular/CVM/SNC/SEP/No. 02/2019, of December 18, 2019 and Circular SNC/SEP01/20, of February 5, 2020, the table below shows required supplemental information:

COMPANY							
Maturity	**Average discount rate**	**2022**	**2023**	**2024**	**2025**	**2026 to 2030**	**After 2031**
Up to 2023	10.79%	41.560	9.525				
2024 to 2030	12.27%	33.542	33.542	29.494	19.870	36.062	
2031 to 2034	12.58%	193.490	193.490	193.490	193.490	528.968	250.059
2035 onwards	12.75%	84.002	84.001	84.001	84.001	420.003	1.441.998
Total		**352.594**	**320.558**	**306.985**	**297.361**	**985.033**	**1.692.057**
Projected inflation[1]		3.10%	3.75%	3.97%	4.06%	4.25%	4.25%

CONSOLIDATED							
Maturity	**Average discount rate**	**2022**	**2023**	**2024**	**2025**	**2026 to 2030**	**After 2031**
Up to 2023	10.79%	105,210	22,372				
2024 to 2030	12.27%	80,796	80,796	66,316	44,024	59,598	
2031 to 2034	12.58%	195,689	195,689	195,689	195,689	539,962	256,103
2035 onwards	12.75%	86,373	86,373	86,373	86,373	431,866	1,468,656
Total		**468,068**	**385,230**	**348,378**	**326,086**	**1,031,426**	**1,724,759**
Projected inflation[1]		3.10%	3.75%	3.97%	4.06%	4.25%	4.25%

[1]Source: Anbima

22 TAX REFINANCING PROGRAM

The outstanding balance of the Tax Debt Refinancing Program is broken down as follows:

	COMPANY		CONSOLIDATED	
	2020	2019	2020	2019
Law 11941/09 and Law 12865/2013 tax financing	103,121	122,031	133,587	153,819
Total	**103,121**	**122,031**	**133,587**	**153,819**
Current	26,901	25,248	37,930	31,827
Non-current	76,220	96,783	95,657	121,992

The amounts of the tax refinancing program created under Law 11941/2009, Provisional Act (MP) 766/2017, and Law 13469/2017, divided into principal, fine and interest, which include the debt declared at the time the deadline to join the program (Law 11941/2009 installment plan) was reopened as provided for by Law 12865/2013 and Law 12996/2014, are broken down as follows:

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	CONSOLIDATED				
	2020				2019
	Principal	Fines	Interest	Total	Total
Tax on revenue (COFINS)	9,257	656	26,056	35,969	43,089
Income tax	30,706	817	27,791	59,314	65,260
Tax on revenue (PIS)	10,837		11,515	22,352	26,577
Social contribution	8,184	368	5,655	14,207	16,813
Social security tax (INSS)	274	12	251	537	635
Other	428	319	461	1,208	1,445
Total	**59,686**	**2,172**	**71,729**	**133,587**	**153,819**

The payment schedule is as follows:

	COMPANY	CONSOLIDATED
2021	26,901	37,930
2022	26,901	33,761
2023	26,901	33,761
2024	22,418	28,135
Total	**103,121**	**133,587**

The tax debts, as is the case of the debts included in tax refinancing programs, are not subject to the terms of the judicial reorganization terms.

(i) Tax Compliance Program (PRT)

The Company elected to include and settle under said tax refinancing program, created by the Federal Government, under Provisional Act 766/2017 (PRT), the administrative proceedings with a probable likelihood of an unfavorable outcome and those where, while attributed a possible likelihood of an unfavorable outcome, the cost effectiveness of including them provided to be highly advantageous in light of the benefits offered by the program.

The Company elected the payment method that allows settling 76% of the consolidated debt utilizing tax credits arising on tax loss carryforwards amounting to R$476 million, and paid the remaining 24% in 24 monthly installments totaling R$150 million plus SELIC interest charged as from the adherence month. All the procedures necessary for the Company to join the PRT were completed within the statutory deadline, while MP 766/2017 was still in effect.

Subsequently, on June 1, 2017 the effective period of said Provisional Act ended because it was not passed into law within the relevant constitutional deadline. However, as established by the Federal Constitution, the legal relationships established and arising from actions taken while a provisional act not passed into law was effective, as in the case of the Company's joining the PRT, continue to be governed by the former provisional act, except where the National Congress provides for otherwise, by means of a legislative decree.

Note that the PRT, governed by MP 766/2017, is not equivalent to the tax installment plan established by MP 783/2017 (PERT), of May 31, 2017, because of differences in payment terms and conditions, plan scope, and access requirements.

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(ii) Special Tax Compliance Program (PERT)

The Company elected to include in and settle through PERT only tax debts that in aggregate do not exceed the fifteen million Brazilian reais (R$15,000,000.00) ceiling set by Article 3 of Law 13496/2017.

The tax debts included in said program were those being disputed at the administrative level in proceedings classified with a low likelihood of the Company winning and which, in the event of an unfavorable outcome, would result in a lawsuit—and entail all the associated costs, the reason why the cost effectiveness of joining the program was quite positive, because of the benefits offered by PERT (especially the payment of just 5% of the debt in cash).

23 PROVISIONS

Balance breakdown

		COMPANY		CONSOLIDATED	
	Type	2020	2019	2020	2019
	Tax				
(i)	State VAT (ICMS)	464,153	533,468	619,949	674,194
(ii)	Tax on services (ISS)	69,369	67,217	71,387	69,201
(iii)	Real Estate Tax (IPTU)	91,682	91,682	91,682	91,682
(iv)	INSS (joint liability, fees, and severance pay)	20,139	6,549	36,468	23,393
(v)	Other claims	155,684	29,613	168,914	42,372
	Total	**801,027**	**728,529**	**988,400**	**900,842**
	Labor				
(i)	Overtime	174,962	264,178	383,481	566,903
(ii)	Sundry premiums	89,805	80,324	204,529	174,126
(iii)	Indemnities	73,135	110,166	159,882	233,718
(iv)	Stability/reintegration	53,603	64,370	116,921	138,940
(v)	Additional post-retirement benefits	22,957	22,960	50,006	47,774
(vi)	Salary differences	19,476	28,579	47,569	61,245
(vii)	Lawyer/expert fees	8,276	9,326	44,616	22,906
(viii)	Severance pay	10,795	12,830	23,233	29,615
(ix)	Labor fines	10,669	12,084	22,962	25,775
(x)	Employment relationship	9,567	8,965	20,590	18,560
(xi)	Severance Pay Fund (FGTS)	3,088	3,564	11,435	8,191
(xii)	Joint liability	755	1,384	5,279	2,918
(xiii)	Other claims	19,666	26,547	45,052	55,990
	Total	**496,754**	**645,277**	**1,135,555**	**1,386,661**
	Civil				
(i)	ANATEL	688,479	376,330	992,555	446,660
(ii)	Small claims courts	23,411	33,608	61,589	71,467
(iii)	Other claims	349,160	403,533	747,197	750,110
	Total	**1,061,050**	**813,471**	**1,801,341**	**1,268,237**
	Total provisions	**2,358,831**	**2,187,277**	**3,925,296**	**3,555,740**
	Current	184,508	166,761	310,074	257,479
	Non-current	2,174,323	2,020,516	3,615,222	3,298,261

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Pursuant to the laws applicable to labor, tax, and civil lawsuits, amounts disputed in lawsuits are adjusted for inflation on a monthly basis using the relevant adjustment indices, including the General Market Price Index (IGPM), Benchmark Rate (TR) and SELIC.

Summary of movements in provision balances

	COMPANY			
	Tax	Labor	Civil	Total
Balance at Jan 1, 2019	**405,908**	**514,363**	**731,956**	**1,652,227**
Additions/(reversals) (i)	374,525	37,218	(405,595)	6,148
Inflation adjustment (i)	57,705	138,079	548,731	744,515
Write-offs for payment/terminations	(109,609)	(44,383)	(61,621)	(215,613)
Balance in 2019	**728,529**	**645,277**	**813,471**	**2,187,277**
Additions/(reversals)	22,551	(52,996)	168,499	138,054
Inflation adjustment	84,772	1,073	220,305	306,150
Write-offs for payment/terminations	(34,825)	(96,600)	(141,225)	(272,650)
Balance in 2020	**801,027**	**496,754**	**1,061,050**	**2,358,831**

	CONSOLIDATED			
	Tax	Labor	Civil	Total
Balance at Jan 1, 2019	**566,213**	**998,668**	**942,371**	**2,507,252**
Additions/(reversals) (i)	604,875	318,095	(383,840)	539,130
Inflation adjustment (i)	63,476	291,135	844,997	1,199,608
Write-offs for payment/terminations	(333,722)	(221,237)	(135,291)	(690,250)
Balance in 2019	**900,842**	**1,386,661**	**1,268,237**	**3,555,740**
Additions/(reversals)	36,141	(20,172)	405,950	421,919
Inflation adjustment	103,467	39,641	395,159	538,267
Write-offs for payment/terminations	(33,325)	(267,442)	(225,930)	(526,697)
Transfer to held for sale	(18,725)	(3,133)	(42,075)	(63,933)
Balance in 2020	**988,400**	**1,135,555**	**1,801,341**	**3,925,296**

(i) The Company continuously monitors its proceedings and revised the calculation methodology of provision estimates, taking into consideration the new profile and history of legal proceeding terminations, in the context of the JRP, as well as in the assessment of the risk of loss carried out by Management supported by its legal advisors.

Breakdown of contingent liabilities, per nature

The breakdown of contingent liabilities with a possible unfavorable outcome and, therefore, not recognized in accounting, is as follows:

	CONSOLIDATED	
	2020	2019
Tax	22,785,571	22,948,000
Labor	190,799	606,958
Civil	1,049,200	1,055,066
Total	**24,025,570**	**24,610,024**

Summary of the main matters related to the recognized provisions and contingent liabilities

Provisions

Tax:

The provisions for tax lawsuits are calculated individually taking into consideration Management and the legal counsel's risk assessment. These contingencies are not included in the Judicial Reorganization Plan.

(i) State taxes – claim for payment of ICMS on transactions, which, in the Company's view, are not subject to this tax. Discussions regarding ICMS credits claimed, the validity or legality of which is being challenged by the State tax authorities.

(ii) ISS - the Company has provisions for tax assessment notices challenged because of the levy of ISS on several value added, technical, and administrative services, and equipment leases.

(iii) IPTU – Provision related to entries that refer to the collection of IPTU (municipal property tax) levied by several different municipalities where the Company owns properties.

(iv) INSS - Provision related basically to probable losses on lawsuits discussing joint liability and indemnities.

(v) Other claims - Refer basically to provisions to cover several tax assessments related to the collection of income tax and social contribution collection.

Labor:

The Company is a party to a large number of labor lawsuits and calculates the related provision based on a statistical methodology that takes into consideration, but not limited to, the total number of existing lawsuits, the claims make in each lawsuit, the amount claimed in each lawsuit, the history of payments made, and the technical opinion of the legal counsel.

(i) Overtime - refers to the claim for payment of salary and premiums by alleged overtime hours.

(ii) Sundry premiums - refer to claims of hazardous duty premium, based on Article 193 of the Brazilian Labor Code (CLT), due to the alleged risk from employees' contact with the electric power grid, health hazard premium, pager pay, and transfer premium.

(iii) Indemnities – refers to amounts allegedly due for occupational accidents, leased vehicles, occupational diseases, pain and suffering, and tenure.

(iv) Stability/reintegration - claim due to alleged noncompliance with an employee's special condition which prohibited termination of the employment contract without cause.

(v) Supplementary retirement benefits – differences allegedly due on the benefit salary referring to payroll amounts.

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(vi) Salary differences and related effects - refer mainly to claims for salary increases due to alleged noncompliance with trade union agreements. As for the effects, these refer to the impact of the salary increase allegedly due on the other amounts calculated based on the employee's salary.

(vii) Lawyers/expert fees - installments payable to the plaintiffs' lawyers and court appointed experts, when necessary for the case investigation, to obtain expert evidence;

(viii) Severance pay - claims of amounts, which were allegedly unpaid or underpaid upon severance.

(ix) Labor fines - amounts arising from delays or nonpayment of certain amounts provided for in the employment contract, within the deadlines set out in prevailing legislation and collective bargaining agreements.

(x) Employment relationship - lawsuits filed by outsourced companies' former employees claiming the recognition of an employment relationship with the Company or its subsidiaries by alleging an illegal outsourcing and/or the existence of elements that evidence such relationship, such as direct subordination.

(xi) Severance pay fund (FGTS) - lawsuits related to differences owed on the deposits in the claimant's FGTS, and also differences arising from understated inflation used to adjust FGTS balances due to losses generated by government economic plans in the 80's and 90's, and the resulting difference in the payment of the fine equivalent to 40% of the FGTS balance, charged in case of dismissal without cause.

(xii) Joint liability - lawsuits filed by former employees of outsourced companies claiming joint liability of the service receiver for amounts due and not paid by outsourced companies, usually as a result of the discontinuation of such companies' activities.

(xiii) Other claims - refer to different litigation including rehiring, profit sharing, qualification of certain allowances as compensation, etc.

Civil:

(i) ANATEL - On June 30, 2016 the Company was a party to noncompliance administrative proceedings and lawsuits filed by ANATEL and the Federal Attorney General's Office (AGU) totaling an estimate R$8.7 billion, which were included in the JRP as electable for payment as provided for in this Plan. On this date, R$5.3 billion in liquid proceedings and R$3.5 billion in illiquid proceedings.

With regard to the proceedings included in the JRP and taking into consideration the decision that granted the judicial reorganization on February 5, 2018, the Company revised the criteria used to calculate the provision for these regulatory contingencies to start considering the estimate of discounted future cash flows associated to each one of the payment methods provided for in the JRP for this type of claims.

In light of the Amendment to the Judicial Reorganization Plan (JRP), approved at the CGM held on September 8, 2020 and ratified by a court decision issued on October 5, 2020, the claims of Regulatory Agencies will be paid as provided for by Law 13988/2020. This law

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

allows the negotiation of all the claims resulting from PADOS recognized as enforceable debt, to be payable in 84 installments, at a 50% discount of statutory fines, and with a six-month grace period. As such, the Company has once again reviewed the criteria for recognizing regulatory contingencies arising from PADOS not recognized as enforceable debt, taking into account the historical success rate for proceedings with imposed fines and individual assessment of risk and the amount for each case of noncompliance in proceedings still without a lower court decision. As at December 31, 2020, this provision totals R$688 million.

The Company disagrees and is challenging some of the alleged noncompliance events, and is also challenging the unfairness and unreasonableness of the amount of imposed fines in light of the pinpointed noncompliance event and has kept in balance sheet the amount it deems a probable loss.

(ii) Small claims courts - claims filed by customers for which the individual indemnification compensation amounts do not exceed the equivalent of forty (40) minimum wages.

(iii) Other claims - refer to several of ongoing lawsuits discussing contract terminations, compensation claimed by former suppliers and building contractors, in lawsuits filed by equipment vendors against the Company's subsidiaries, revision of contractual terms and conditions due to changes introduced by a plan to stabilize the economy, and other sundry litigation mainly involving, but not limited to, discussions on the breach of contracts, for which management and its legal counsel attribute a probable likelihood of an unfavorable outcome.

Contingent liabilities

The Company and its subsidiaries are also parties to several lawsuits in which the likelihood of an unfavorable outcome is classified as possible, in the opinion of their legal counsel, and for which no provision for contingent liabilities has been recognized.

The main contingencies classified with possible likelihood of an unfavorable outcome, according to the Company´s management's opinion, based on its legal counsel's assessment, are summarized below:

Tax:

The main ongoing lawsuits have the following matters:

(i) ICMS - it refers to discussions concerning the levy of this tax on certain activities and/or the provision of certain services, such as, for example, the levy of ICMS on noncore activities, supplemental services, services provided to tax-exempt customers, subscriptions minimum contract period, or even the disallowance of tax credits because some States qualify them as undue, including, but not limited to, tax credits of capital assets, different calculation of the tax credit ratio (CIAP), totaling approximately R$11,164,284 (R$11,077,591 in 2019).

(ii) City taxes - tax assessments related to taxes levied by City authorities, including mainly the taxes levied on equipment lease, wake-up call services, and other communication services. The total amount involved is approximately R$2,472,789 (R$2,999,291 in 2019),

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

which are not being provided for because the legal counsel in charge consider the likelihood of an unfavorable outcome possible since these activities do not qualify under the ISS service list or are already subject to ICMS. Also, in the last quarter of 2001, the Federal Supreme Court ("STF") decided, thus strengthening the defense arguments, that ISS should not be levied on the lease of equipment, where a substantial portion of the assessed tax refers to this type of revenue.

(iii) INSS – lawsuits amounting approximately to R$458,000 (R$483,282 in 2019), mainly related to joint liability, applicable percentage of Occupational Accident Insurance (SAT), and amounts subject to social security contribution.

(iv) Federal taxes - several tax assessment notifications regarding basically the disallowances made on the calculation of taxes, errors in the completion of tax returns, transfer of PIS and COFINS and FUST related to changes in the interpretation of these taxes tax bases by ANATEL. These lawsuits amount approximately to R$8,690,498 (R$8,387,836 in 2019).

Labor:

Refer to several lawsuits claiming, but not limited to, the payment of salary differences, overtime, hazardous duty premium, and joint liability, which total approximately R$190,799 (R$606,958 in 2019).

Civil:

The main ongoing lawsuits do not have any court decision which has been issued, and are mainly related, but not limited to, challenging of network expansion plans, compensation for pain and suffering and material damages, collection lawsuits, and bidding processes. These lawsuits total approximately R$1,049,200 (R$1,055,066 in 2019).

Fenapas civil actions filed with the 5th Corporate Court of Rio de Janeiro, against, in addition to Sistel, the Company and other operators, aiming at the annulment of the spin-off of the PBS pension plan, alleging, in brief "the breakdown of the Fundação Sistel supplementary pension fund scheme", which resulted in several specific PBS mirror plans, and the corresponding allocations of funds from the technical surplus and the tax contingency existing at the time of the spin-off. The amount involved cannot be estimated and it is not possible to settle the claims because they are unenforceable since this would require handing back the spun off net assets of Sistel related to telecommunications operators belonging to the former Telebrás system.

Guarantees

The Company has bank guarantee letters and guarantee insurance granted by several financial institutions and insurers to guarantee commitments arising from lawsuits, contractual obligations, and biddings with ANATEL. The adjusted amount of contracted bonds and guarantee insurances, effective at December 31, 2020 corresponds to R$6,052,621 (R$6,459,627 in 2019) in the Company and R$7,084,012 (R$7,321,354 in 2019) on a consolidated basis. The commission charges on these contracts are based on market rates.

24 OTHER PAYABLES

	COMPANY		CONSOLIDATED	
	2020	2019	2020	2019
Onerous obligation (i)	2,767,266	2,222,970	4,200,006	4,550,176
Unearned revenues (ii)	1,063,894	1,127,490	1,071,830	1,210,808
Advances from customers	35,749	29,078	291,001	468,839
Consignment to third parties	14,584	13,494	24,246	29,210
Provision for asset decommissioning	11,423	10,977	11,423	10,977
Provision for negative shareholders' equity	247,493	298,258		
Other	136,300	86,142	227,728	202,000
Total	**4,276,709**	**3,788,409**	**5,826,234**	**6,472,010**
Current	593,162	454,007	1,090,407	1,204,190
Non-current	3,683,547	3,334,402	4,735,827	5,267,820

(i) The Company and its subsidiaries are parties to a telecommunications signals transmission capacity supply agreement using submarine cables that connect North America and South America, and also hires the supply of capacity of the space segment for the provision of the DTH TV service. Since (a) the agreement obligations exceed the economic benefits that are expected to be received throughout the agreement and (b) the costs are unavoidable, the Company and its subsidiaries recognized, pursuant to CPC 25/IAS 37, an onerous obligation measured at the lowest of net output cost of the agreement brought to present value.

(ii) Amounts received a prepayment for the assignment of the commercial operation and the use of infrastructure assets that are recognized in revenue for the agreements' effective period. Include also certification/installation rates of the service that are recognized in the revenue pursuant to the period that the services are used by the customers.

25 SHAREHOLDERS' EQUITY

(a) Issued capital

The Extraordinary Shareholders' Meeting held on January 15, 2020 approved a capital increase by R$2,900,000, without the issuance of new shares, for the capitalization of the advance for future capital increase set forth in the Second Amendment to the Advance for Future Capital Increase Agreement granted by Oi to the Company on April 17 and November 5, 2019. At the Extraordinary Shareholders' Meeting held on December 30, 2020, a capital increase by R$2,900,000 was approved , with the issuance of novas38,121 common shares and 47,138 preferred shares, for the capitalization of the advance for future capital increase granted by Oi to the Company on April 23, and increased on July 21, 2020.

Subscribed and paid-in capital is R$19,611,093 (R$14,661,092 in 2019), represented by the following shares, without par value:

	Number of shares (in thousands)	
	2020	2019
Total capital in shares		
Common shares	192,154	154,032
Class A preferred shares	237,603	190,465
Total outstanding shares	**429,757**	**344,497**

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The Company is authorized to increase its capital, under a resolution of the Board of Directors, up to the limit of 700 million common or preferred shares, without the obligation to preserve the proportion between these two types of shares, within the legal limit of 2/3 for the issuance of new nonvoting preferred shares.

Within the authorized capital limit, the Board of Directors may decide on the grant of stock options and cancel the preemptive right on the issuance of shares, or convertible debentures or founder shares.

(b) Capital reserves

Donations and investment grants reserve

The balance refers basically to tax incentive investments - FINAM, FINOR, FUNRES and operating profit (the latter up to December 31, 2007).

Special reserve - Law 8200/1991

Reserve recognized due to the special inflation adjustments of permanent assets, the purpose of which was the offset of distortions in inflation adjustment indices prior to 1991. The reserve is realized based on the depreciation of the underlying property, plant and equipment items.

(c) Profit reserves

Legal reserve

Under Article 193 of Brazilian Corporate Law, the Company must allocate 5% of its profit for the year to a legal reserve, up to the limit of 20% of capital. This allocation is optional when the legal reserve plus the capital reserves exceed 30% of capital. This reserve can be used for capital increase purposes or for absorbing losses, but cannot be distributed as dividends.

Investment reserve

The investment reserve is intended to retain funds in the Company to meet its own or its subsidiaries' capital budget. The funds were used in the expansion of the fixed-line telephony plant, in connection with the universal service targets set by ANATEL, and in investments in the mobile telephony plant.

Tax incentive reserve

Pursuant to Article 195-A of Law 6404/76, introduced by Law 11638/2007, the Company's Shareholders' Meeting can, as proposed by management bodies, allocate to the tax incentive reserve the portion of net income arising from government assistance and investment grants, which can be deducted from the calculation base of the proposed dividends.

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(d) Other adjustments directly made to equity

(d.1) Premium on capital transactions and changes in equity interest percentages

This line item incorporates changes in equity interests of the Parent company held in subsidiaries that did not result in loss of control, i.e., capital transactions (transactions with owners of the Company), as prescribed by ICPC 09 Individual Financial Statements, Separate Financial Statements, Consolidated Financial Statements, and Application of the Equity Method of Accounting.

(d.2) Other comprehensive income

The Company recognizes in this line item other comprehensive income that revenue, expenses, reclassification adjustments, net of the related taxes, which are not recognized in the statements of profit or loss.

(e) Shareholder rights, dividends and interest on capital

Dividends are calculated at yearend pursuant to the Company's bylaws and in compliance with Law 6404/76 (Brazilian Corporate Law).
By decision of the Board of Directors, the Company can pay or credit, as dividends, interest on capital pursuant to Article 9, paragraph 7, of Law 9249/1995. The interest paid or credited will be offset against the annual mandatory minimum dividend amount, pursuant to Article 35 of the Bylaws.

Class "A" preferred shares are nonvoting and are entitled to (i) after the payment of priority dividends to which Class "B" preferred shares and under the same terms of Class "C" preferred shares up to the payment of the minimum dividend attributed to both these share classes, priority to receive minimum, noncumulative dividends of 3% per year, calculated on the amount resulting from the division of book equity by the total number of Company shares; (ii) once the priority dividends to all preferred shares, they are entitled to dividends 10% higher than the dividends distributed to common shares, provided that the total dividends paid to Class "A" preferred shares as described in items (i) and (ii) above does not exceed that amount of the priority dividends paid to Class "B" preferred shares; and (iii) priority in capital reimbursement, without premium, in case of Company liquidation in regard to Class "C" preferred shares and common shares, according to the Class "B" preferred share reimbursement priority provided for by the Company's bylaws. Currently there are no Class "B" or Class "C" preferred shares issued by the Company, and the Class "B" preferred shares are intended to the subscription by regional investment funds created under Decree Law 1376/74, with resources from tax incentives.

As at December 31, 2020, the Company posted loss for the year of R$10,067,385 and, as proposed by the Company's management, subject to the Annual Shareholders' Meeting's approval, the balance of loss for the year will fully offset against line item accumulated losses.

(f) Basic and diluted earnings (losses) per share

Basic

Basic earnings (loss) per share are calculated by dividing the profit (loss) attributable to the owners of the Company, available to common and preferred shareholders, by the weighted average number of common and preferred shares outstanding during the year.

Diluted

Diluted earnings (loss) per share are calculated by adjusting the weighted average number of outstanding common and preferred shares, to estimate the dilutive effect of all convertible securities. Currently the Company does not have any potentially dilutive shares.

The table below shows the calculations of basic and diluted earnings (losses) per share:

	2020	2019
Loss from continuing operations	(10,541,313)	(6,130,005)
Loss from discontinued operations (net of taxes)	473,928	852,883
Loss attributable to owners of the Company	**(10,067,385)**	**(5,277,122)**
Loss allocated to common shares - basic and diluted	(4,501,354)	(2,359,514)
Loss allocated to preferred shares – basic and diluted	(5,566,031)	(2,917,608)
Weighted average number of outstanding shares (in thousands of shares)		
Common shares - basic and diluted	192,154	154,032
Preferred shares – basic and diluted	237,603	190,465
Loss per share (in reais):		
Common shares - basic and diluted	(23.43)	(15.32)
Preferred shares – basic and diluted	(23.43)	(15.32)
Loss per share from continuing operations (in reais):		
Common shares - basic and diluted	(24.53)	(17.79)
Preferred shares – basic and diluted	(24.53)	(17.79)
Loss per share from discontinued operations (in reais):		
Common shares - basic and diluted	1.10	2.48
Preferred shares – basic and diluted	1.10	2.48

(g) Non-controlling interests

On-controlling interests are represented by the 18.39% stake of Oi in the capital of subsidiary Serede and the 7.64% stake of Oi Móvel in subsidiary Calitéia.

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

26 EMPLOYEE BENEFITS

(a) PENSION FUNDS

The Company and its subsidiaries sponsor retirement benefit plans ("pension funds") for their employees, provided that they elect to be part of such plan, and current beneficiaries. The table below shows the benefit plans existing at December 31, 2020.

Benefit plans	Sponsors	Manager
TCSPREV	Oi Móvel and BrT Multimídia	FATL
TelemarPrev	Telemar and Oi Móvel	FATL
PBS-A	Oi and Telemar	SISTEL
PBS-Telemar	Telemar	FATL
PBS-TNC	Oi Móvel	FATL
CELPREV	Oi Móvel	FATL
PAMA	Oi and Telemar	SISTEL

SISTEL – Fundação Sistel de Seguridade Social
FATL – Fundação Atlântico de Seguridade Social

Whenever mentioned in this Note, for purposes of the pension plans, the Company may also be referred to as the "Sponsor".
The sponsored plans are valued by independent actuaries at the end of the annual reporting period. For the year ended December 31, 2020, the actuarial valuations were performed by PREVUE Consultoria. The Bylaws provide for the approval of the supplementary pension plan policy, and the joint liability attributed to the defined benefit plans is ruled by the agreements entered into with the pension fund entities, with the agreement of the National Pension Plan Authority (PREVIC), as regards the specific plans. PREVIC is the official agency that approves and oversees said plans.

The sponsored defined benefit plans are closed to new entrants because they are close-end pension funds. Participants' and the sponsors' contributions are defined in the funding plan.

Actuarial liabilities are recognized for the sponsored defined benefit plans that report an actuarial deficit. For the plans that report an actuarial surplus, assets are recorded when there is an express authorization for offsetting them against future employer contributions.

Assets recognized to be offset against future employer contributions

The Company recognized TCSPREV Plan assets related to: (i) sponsor contributions which participants that left the Plan are not entitled to redeem; and (ii) part of the Plan's surplus attributed to the sponsor.

The assets recognized are used to offset future employer contributions. These assets are broken down as follows:

	CONSOLIDATED	
	2020	2019
Plano PBS-TNC	2,142	3,264
Plano TCSPREV	332	705
Plano CELPREV	160	222
Total	**2,634**	**4,191**
Current	2,634	256
Non-current		3,935

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Characteristics of the sponsored pension plans

1) FATL

FATL, close-end, multiple sponsor, multiple plan pension fund, is a nonprofit, private pension-related entity, with financial and administrative independence, headquartered in Rio de Janeiro, State of Rio de Janeiro, engaged in the management and administration of pension benefit plans for the employees of its sponsors.

Plans

(i) PBS-Telemar

Defined benefit pension benefit plan, closed to new entrants, enrolled with the National Register of Benefit Plans (CNPB) under No. 2000.0015-56.

The contributions from Active Participants of the PBS-Telemar Benefit Plan correspond to the sum of: (i) 0.5% to 1.5% of the Contribution Salary (according to the participant's age on enrollment date); (ii) 1% of Contribution Salary that exceeds half of one Standard Unit; and (iii) 11% of the Contribution Salary that exceeds one Standard Unit. The Sponsors' contributions are equivalent to 8% of the payroll of active participants of the plan. The plan is funded under the capital formation approach.

(ii) TelemarPrev

Variable contribution pension Benefit Plan, enrolled with the CNPB under No. 2000.0065-74.

A participant's regular contribution is comprised of two portions: (i) basic - equivalent to 2% of the contribution salary; and (ii) standard - equivalent to 3% of the positive difference between the total contribution salary and the social security contribution. The additional extraordinary contributions from participants are optional and can be made in multiples of 0.5% of the Contribution Salary, for a period of not less than six (6) months. Nonrecurring extraordinary contributions from a participant are also optional and cannot be lower than 5% of the Contribution Salary ceiling.

The Plan's Charter requires the parity between participants' and sponsors' contributions, up to the limit of 8% of the Contribution Salary, even though a sponsor is not required to match Extraordinary Contributions made by participants. The plan is funded under the capital formation approach.

(iii) TCSPREV

Variable contribution pension benefit plan, closed to new entrants, enrolled with the CNPB under No. 2000.0028-38.

On November 30, 2018, date of the actual merger, TCSPREV Benefits Plan merged the BrTPREV Benefits Plan (CNPB No. 2002.0017-74) to become the full successor of this Plan's rights and obligations, assuming all its assets and liabilities. This merger was approved by PREVIC Administrative Rule 995, of October 24, 2018, published on Federal Official Gazette No. 208 of October 29, 2018.

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

With the recognition and registration of the merger, the Participants and Beneficiaries linked to BrTPREV automatically became Participants and Beneficiaries TCSPREV, in accordance with the categories of Beneficiaries existing on the day prior to the merger date.

The monthly, mandatory Basic Contribution of the Active Participants of the TCSPREV and BrTPREV corresponds to the outcome obtained by applying a percentage that may range from 3% to 8% on the Contribution Salary, pursuant to the age and option of each Participant. The Plan's Charter provides for contribution parity by the Participants and the Sponsors.

The monthly Contribution of the Fundador/Alternativo Plan Participants, previously merged with and into BrTPREV, corresponds to the sum of: (i) 3% charged on the Contribution Salary; (ii) 2% charged on the Contribution Salary that exceeds half of the highest Official Pension Scheme Contribution Salary, and (iii) 6.3% charged on the Contribution Salary that that exceeds the highest Official Pension Scheme Contribution Salary. The Plan's Charter provides for contribution parity by the Participants and the Sponsors.

In accordance with regulatory criteria, the Sponsors' contributions, related to the participants of the TCSPREV and BrTPREV groups are automatically cancelled on the month subsequent to the month when the same participant reaches the age of 60 years old, 10 years of Credited Services, and 10 years of Plan membership.

For participants who migrated from the PBS-TCS Plan to the TCSPREV Plan, the Sponsors' contributions are cancelled on the month subsequent to the month when a Participant reaches the age of 57 years old, 10 years of uninterrupted membership of PBS-TCS and the TCSPREV Plan, 10 years of Credited Services at the Sponsor, and 35 years of registration with the official Social Security scheme.

The TCSPREV and BrTPREV participant's Voluntary Contribution corresponds to the product obtained, in whole numbers, by applying a percentage of up 22%, elected by the Participant, to the Participation Salary.

The Sporadic Contribution is optional and both its amount and frequency are freely chosen by the Participant, as defined by the TCSPREV or BrTPREV Plan, provided it is not lower than one (1) UPTCS (TCSPREV Pension Unit) or one (1) UPBrT (BrT's Pension Unit), respectively. The Sponsor does not make any counterpart contribution to the Participant's Voluntary or Sporadic contribution.

The plan is funded under the capital formation approach.

(iv) PBS-TNC

Defined benefit pension benefit plan, closed to new entrants, enrolled with the National Register of Benefit Plans (CNPB) under No. 2000.0013-19.

The contributions from Active Participants of the PBS-TNC Benefit Plan correspond to the sum of: (i) 0.28% to 0.85% of the Contribution Salary (according to the participant's age on enrollment date); (ii) 0.57% of Contribution Salary that exceeds half of one Standard Unit; and (iii) 6.25% of the Contribution Salary that exceeds one Standard Unit. The Sponsors' contributions are equivalent

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

to a percentage of the payroll of the employees who are Active Plan Participants, as set on an annual basis in the Costing Plan.

The contribution of the Current Beneficiaries (only those who receive a retirement allowance) is equivalent to a percentage to be set on an annual basis in the Costing Plan, applied on the overall benefit, limited to the amount of the allowance.

The plan is funded under the capital formation approach.

(v) CELPREV

Defined Contribution Pension Benefit Plan, enrolled with the National Register of Benefit Plans (CNPB) under No. 2004.0009-29.

On January 12, 2018, pursuant to Administrative Rule 22, published on the Federal Official Gazette of January 16, 2018, PREVIC approved the new text of the Plan's Charter, which closes the number of CELPREV participants and prevents new entrants.

The Participant's Basic Regular Contribution corresponds to the product obtained by applying a percentage, 0%, 0.5%, 1%, 1.5% or 2%, depending on each participant's option, to his or her Contribution Salary (SP). The Sponsors contribute with an amount equivalent to such contribution, less the monthly, mandatory contribution of each Sponsor required to fund risk costs (Sick Pay Benefit).

The Additional Regular Contribution corresponds The Participant's Basic Regular Contribution corresponds to the product obtained by applying a percentage ranging from 0% to 6%, in multiples of 0.5%, as elected by each participant, on the Contribution Salary exceeding 10 Plan Benchmark Units (URPs). The Sponsors contribute with an equivalent amount.

The Participant's Voluntary Contribution corresponds to a whole number percentage, freely elected by each participant, applied on the Contribution Salary. The Sponsor does not make any counterpart contribution to this contribution.

The Sponsor's Nonrecurring Contribution is voluntarily and corresponds to applying a percentage ranging from 50% to 150% of the aggregate Basic Regular and Additional Regular Contributions of the Sponsor, pursuant to consistent, non-discriminatory criteria, made with the frequency set by the Sponsor.

The Sponsor's Special Contribution is specific for new Plan members who have joined the plan within 90 days starting March 18, 2004.

The Sponsor's monthly, mandatory Risk Contribution, required to fund the Sick Pay Benefit, corresponds to percentage of Non-migrating Participants' Contribution Salary payroll.

The plan is funded under the capital formation approach.

2) SISTEL

SISTEL is a nonprofit, private welfare and pension entity, established in November 1977, which is engaged in creating and operating private plans to grant benefits in the form of lump sums or

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

annuities, supplementary or similar to the government retirement pensions, to the employees and their families who are linked to SISTEL's sponsors.

Plans

(i) PBS-A

Defined benefit plan jointly sponsored with other sponsors associated to the provision of telecommunications services and intended to participants who had the status of beneficiary on January 31, 2000.

Contributions to the PBS-A are contingent on the determination of an accumulated deficit. As at December 31, 2019, date of the last actuarial valuation, the plan presented a surplus.

In December 2019, the National Pension Plan Authority (PREVIC) approved the allocation of a special reserve of the PBS-A Benefit Plan, with the reversal of amounts to sponsors and improvement of benefits, in the form of temporary income, to the beneficiaries. The total amount of the Company's share of the PBS-A's surplus corresponds to R$528,779 (R$528,400 in the Company), to be received in 36 monthly installments, adjusted by the Plan's profitability, recognized in accounting as the installments are received, with an impact on other comprehensive income, as required by IAS 19/CPC 33.

(ii) PAMA

PAMA is a healthcare plan for retired employees aimed at providing medical care coverage to beneficiaries, with copayments by and contributions from the latter, provided that linked to the Defined Benefit pension plans managed by SISTEL.

Up to 2014, the Company did not consider the assets and liabilities of the PAMA plan because it is multi-sponsored and similar to defined contribution plans (benefits paid are limited to the amount of the contributions received by the plan), and there are no other obligations in addition to the existing balances.
However, as from the issue of National Supplementary Healthcare Agency's position that SISTEL is a sponsor of the healthcare plan as defined by Law 9656/1998 and as a result does not qualify as a Healthcare plan operator, SISTEL is liable for some plan obligations, even though it is not make entitled to revenue from the corresponding contributions. Thus, it is no longer possible to qualify this plan as a defined contribution plan.

In October 2015, in compliance with a court order, Sistel transferred the surpluses of the PBS-A benefits plan, amounting to R$3,042 million, to ensure the solvency of the plan PAMA. Of the total amount transferred, R$2,127 million is related to the plans sponsored by the Company, prorated to the portions of the defined benefit obligations. The amount was established based on actuarial studies prepared by an outside consulting firm using assumptions consistent with the population of PAMA users and the projection of medical expenses increase inherent to this population. Beginning on the issue of said court order, the Company started to calculate and disclose information on the PAMA actuarial obligations, pursuant to CPC 33 (CVM 695) criteria.

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Statuses of the sponsored plans, revalued at the end of the reporting period

Changes in the actuarial obligations, fair value of assets and amounts recognized in the balance sheet

	COMPANY 2020			
	PENSION FUNDS			MEDICAL CARE PLANS
	PBS-Telemar	TelemarPrev	PBS-A	PAMA
Present value of actuarial obligation at beginning of year	**356,594**	**4,637,897**	**4,447,266**	**3,394,468**
Interest on actuarial liabilities	25,645	334,422	317,375	254,567
Current service cost	38	1,588		166
Participant contributions made in the year	32			
Benefits paid, net	(23,636)	(280,460)	(358,775)	(213,827)
Benefit obligation result allocated to other comprehensive income	(11,102)	(116,129)	7,252	(28,517)
Increase/(decrease) of assets due to changes in the Plan			(3,372)	
Present value of actuarial obligation at the end of the year	**347,571**	**4,577,318**	**4,409,746**	**3,406,857**
Fair value of assets at the beginning of the year	**420,343**	**4,936,888**	**6,517,615**	**3,628,913**
Return on plan assets	30,385	356,637	471,201	272,479
Amortizing contributions received from sponsor	96			
Payment of benefits	(23,635)	(280,461)	(358,775)	(213,827)
Benefit obligation result allocated to other comprehensive income	(19,766)	(399,839)	(472,579)	21,319
Increase/(decrease) of assets due to changes in the Plan			(4,705)	
Fair value of plan assets at the end of the year	**407,423**	**4,613,225**	**6,152,757**	**3,708,884**
(-) Net actuarial liability/(asset) amount	**(59,852)**	**(35,907)**	**(1,743,011)**	**(302,027)**
Effect of the asset/onerous liability recognition ceiling	59,852	35,907	1,743,011	302,027
(-) Recognized net actuarial liability/(asset)				

	COMPANY 2019			
	PENSION FUNDS			MEDICAL CARE PLANS
	PBS-Telemar	TelemarPrev	PBS-A	PAMA
Present value of actuarial obligation at beginning of year	**319,716**	**3,891,270**	**3,797,968**	**2,811,474**
Interest on actuarial liabilities	27,706	343,211	327,793	253,222
Current service cost	34	1,279		116
Participant contributions made in the year	28			
Benefits paid, net	(22,964)	(267,602)	(338,870)	(188,167)
Benefit obligation result allocated to other comprehensive income	32,074	669,739	516,019	517,823
Increase/(decrease) of assets due to changes in the Plan			144,356	
Present value of actuarial obligation at the end of the year	**356,594**	**4,637,897**	**4,447,266**	**3,394,468**
Fair value of assets at the beginning of the year	**369,281**	**4,211,974**	**5,775,414**	**2,833,476**
Return on plan assets	32,316	368,582	512,776	256,602
Amortizing contributions received from sponsor	93			
Payment of benefits	(22,964)	(267,602)	(338,870)	(188,167)
Benefit obligation result allocated to other comprehensive income	41,617	623,934	568,295	727,002
Fair value of plan assets at the end of the year	**420,343**	**4,936,888**	**6,517,615**	**3,628,913**
(-) Net actuarial liability/(asset) amount	**(63,749)**	**(298,991)**	**(2,070,349)**	**(234,445)**
Effect of the asset/onerous liability recognition ceiling	63,749	298,991	2,070,349	234,445
(-) Recognized net actuarial liability/(asset)				

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	CONSOLIDATED						
	2020						
	PENSION FUNDS						MEDICAL CARE PLANS
	TCSPREV	PBS-Telemar	TelemarPrev	PBS-A	PBS-TNC	CELPREV	PAMA
Present value of actuarial obligation at beginning of year	**5,553**	**356,594**	**4,757,769**	**4,447,266**	**40,715**	**31**	**3,394,468**
Interest on actuarial liabilities	398	25,645	343,056	317,375	2,930	2	254,567
Current service cost	39	38	1,875		65	2	166
Participant contributions made in the year		32					
Benefits paid, net	(233)	(23,636)	(287,629)	(358,775)	(2,564)		(213,827)
Increase/(decrease) of assets due to changes in the Plan							
Benefit obligation result allocated to other comprehensive income	(484)	(11,102)	(114,274)	7,252	(1,141)	(19)	(28,517)
Increase/(decrease) of assets due to changes in the Plan				(3,372)			
Present value of actuarial obligation at the end of the year	**5,273**	**347,571**	**4,700,797**	**4,409,746**	**40,005**	**16**	**3,406,857**
Fair value of assets at the beginning of the year	**8,331**	**420,343**	**5,064,199**	**6,517,615**	**64,837**	**4,191**	**3,628,913**
Return on plan assets	605	30,385	365,824	471,201	4,722	311	272,479
Regular contributions received by plan							
Sponsor		65					
Participants		31					
Payment of benefits	(233)	(23,635)	(287,629)	(358,775)	(2,564)		(213,827)
Benefit obligation result allocated to other comprehensive income	81	(19,766)	(404,723)	(472,579)	(4,774)	(1,289)	21,319
Increase/(decrease) of assets due to changes in the Plan				(4,705)			
Fair value of plan assets at the end of the year	**8,784**	**407,423**	**4,737,671**	**6,152,757**	**62,221**	**3,213**	**3,708,884**
(-) Net actuarial liability/(asset) amount	**(3,511)**	**(59,852)**	**(36,874)**	**(1,743,011)**	**(22,216)**	**(3,197)**	**(302,027)**
Effect of the asset/onerous liability recognition ceiling	**3,052**	59,852	36,874	1,743,011	20,074	3,037	302,027
Transfers to held-for-sale assets	**127**						
(-) Net actuarial liability/(asset) amount	**(332)**				**(2,142)**	**(160)**	

	CONSOLIDATED						
	2019						
	PENSION FUNDS						MEDICAL CARE PLANS
	TCSPREV	PBS-Telemar	TelemarPrev	PBS-A	PBS-TNC	CELPREV	PAMA
Present value of actuarial obligation at beginning of year	**4,597**	**319,716**	**3,988,343**	**3,797,968**	**35,043**	**26**	**2,811,474**
Interest on actuarial liabilities	403	27,706	351,835	327,793	3,066	2	253,222
Current service cost	44	34	1,511		82	2	116
Participant contributions made in the year		28					
Benefits paid, net	(223)	(22,964)	(273,886)	(338,870)	(2,460)		(188,167)
Increase/(decrease) of assets due to changes in the Plan				144,356			
Benefit obligation result allocated to other comprehensive income	732	32,074	689,966	516,019	4,984	1	517,823
Increase/(decrease) of assets due to changes in the Plan							
Present value of actuarial obligation at the end of the year	**5,553**	**356,594**	**4,757,769**	**4,447,266**	**40,715**	**31**	**3,394,468**
Fair value of assets at the beginning of the year	**5,112**	**369,281**	**4,317,046**	**5,775,414**	**60,062**	**3,340**	**2,833,476**
Return on plan assets	497	32,316	377,842	512,776	5,255	293	256,602
Regular contributions received by plan		93					
Sponsor		65					
Participants		28					
Payment of benefits	(223)	(22,964)	(273,886)	(338,870)	(2,460)		(188,167)
Benefit obligation result allocated to other comprehensive income	2,945	41,617	643,197	568,295	1,980	558	727,002

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	CONSOLIDATED						
	2019						
	PENSION FUNDS						MEDICAL CARE PLANS
	TCSPREV	PBS-Telemar	TelemarPrev	PBS-A	PBS-TNC	CELPREV	PAMA
Increase/(decrease) of assets due to changes in the Plan							
Fair value of plan assets at the end of the year	**8,331**	**420,343**	**5,064,199**	**6,517,615**	**64,837**	**4,191**	**3,628,913**
(-) Net actuarial liability/(asset) amount	**(2,778)**	**(63,749)**	**(306,430)**	**(2,070,349)**	**(24,122)**	**(4,160)**	**(234,445)**
Effect of the asset/onerous liability recognition ceiling	2,073	63,749	306,430	2,070,349	20,858	3,938	234,445
(-) Net actuarial liability/(asset) amount(1)	**(705)**				**(3,264)**	**(222)**	

The Company determines the amount available to deduct from future contributions according to the applicable legal provisions and the benefit plan charter. The amount of the asset linked to the TCSPREV, PBS-TNC and CELPREV Plans recognized in the Company's financial statements does not exceed the present value of future contributions.

Expenses (revenue) components of the benefits

	COMPANY			
	2020			
	PENSION FUNDS			MEDICAL CARE PLANS
	PBS-Telemar	TelemarPrev	PBS-A	PAMA
Current service cost	38	1,588		166
Interest on actuarial liabilities	25,645	334,422	317,375	254,567
Return on plan assets	(30,386)	(356,637)	(471,201)	(272,479)
Interest on onerous liability	4,736	22,215	153,826	17,912
Effect of the unrecognized net actuarial asset				
Expenses (income) recognized in statement of profit or loss	**33**	**1,588**		**166**
Expenses (income) recognized in other comprehensive income	31	(1,588)		(166)
Total expense (income) recognized	**64**			

	COMPANY			
	2019			
	PENSION FUNDS			MEDICAL CARE PLANS
	PBS-Telemar	TelemarPrev	PBS-A	PAMA
Current service cost	33	1,279		116
Interest on actuarial liabilities	27,706	343,211	327,793	253,222
Return on plan assets	(32,316)	(368,582)	(512,775)	(256,602)
Interest on onerous liability	4,605	25,371	184,982	3,380
Effect of the unrecognized net actuarial asset				
Expenses (income) recognized in statement of profit or loss	**28**	**1,279**		**116**
Expenses (income) recognized in other comprehensive income	37	(1,279)		**(116)**
Total expense (income) recognized	**65**			

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	CONSOLIDATED						
	2020						
	PENSION FUNDS						MEDICAL CARE PLANS
	TCSPREV	PBS-Telemar	TelemarPrev	PBS-A	PBS-TNC	CELPREV	PAMA
Current service cost	39	38	1,875		65	2	166
Interest on actuarial liabilities	398	25,645	343,056	317,375	2,930	2	254,567
Return on plan assets	(605)	(30,386)	(365,824)	(471,201)	(4,722)	(311)	(272,479)
Interest on onerous liability	155	4,736	22,768	153,826	1,550	293	17,912
Effect of the unrecognized net actuarial asset							
Expenses (income) recognized in statement of profit or loss	**(13)**	**33**	**1,875**		**(177)**	**(14)**	**166**
Expenses (income) recognized in other comprehensive income	260	31	(1,875)		1,298	76	(166)
Total expense (income) recognized	**247**	**64**			**1,121**	**62**	

	CONSOLIDATED						
	2019						
	PENSION FUNDS						MEDICAL CARE PLANS
	TCSPREV	PBS-Telemar	TelemarPrev	PBS-A	PBS-TNC	CELPREV	PAMA
Current service cost	44	33	1,511		82	2	116
Interest on actuarial liabilities	403	27,706	351,835	327,793	3,066	2	253,222
Return on plan assets	(497)	(32,316)	(377,842)	(512,775)	(5,255)	(293)	(256,602)
Interest on onerous liability	58	4,605	26,007	184,982	2,065	273	3,380
Effect of the unrecognized net actuarial asset							
Expenses (income) recognized in statement of profit or loss	**8**	**28**	**1,511**		**(42)**	**(16)**	**116**
Expenses (income) recognized in other comprehensive income	(398)	37	(1,511)		(2,382)	(7)	(116)
Total expense (income) recognized	**(390)**	**65**			**(2,424)**	**(23)**	

Main actuarial assumptions adopted

	2020							
	PENSION FUNDS							MEDICAL CARE PLANS
	BrTPREV (*)	TCSPREV	PBS-Telemar	TelemarPrev	PBS-A	PBS-TNC	CELPREV	PAMA
Nominal discount rate of actuarial liability	7.38%	7.38%	7.38%	7.38%	7.07%	7.38%	6.35%	7.59%
Estimated inflation rate	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%
Estimated nominal salary increase index	Per sponsor	Per sponsor	0.00%	Per sponsor	N.A.	4.84%	3.59%	N.A.
Estimated rate of the nominal benefit increase	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%	N.A.
Total expected rate of return on plan assets	7.38%	7.38%	7.38%	7.38%	7.07%	7.38%	6.35%	7.59%
General mortality biometric table	AT-2000 Basic eased by 15%, segregated by gender	AT-2000 Basic eased by 15%, segregated by gender	AT-2000 Basic eased by 25%, segregated by gender	AT-2000 Basic eased by 25%, segregated by gender	AT-2000 Basic eased by 15%, segregated by gender	AT-2000 Basic eased by 15%, segregated by gender	N.A.	AT-2000 Basic eased by 15%, segregated by gender
Biometric disability table	Álvaro Vindas, increased by100%	Álvaro Vindas, increased by100%	Álvaro Vindas	Álvaro Vindas	N.A.	Álvaro Vindas	N.A.	Álvaro Vindas
Biometric disabled mortality table	AT-49, segregated by gender	AT-49, segregated by gender	AT-49, segregated by gender	AT-49, segregated by gender	AT-49, segregated by gender	AT-49, segregated by gender	N.A.	AT-49, segregated by gender

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	2020							
	PENSION FUNDS							MEDICAL CARE PLANS
	BrTPREV (*)	TCSPREV	PBS-Telemar	TelemarPrev	PBS-A	PBS-TNC	CELPREV	PAMA
Turnover rate	Per sponsor	Per sponsor	Per sponsor	Per sponsor, null starting at 50 years old and null for Settled Benefit	Nil	Nil	2%	Nil
Benefit starting age	57 years old	57 years old	57 years old	55 years old	N.A.	57 years old	55 years old	57 years old
Nominal medical costs growth rate	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	6.61%

N.A. = Not applicable.

ADDITIONAL DISCLOSURES - 2020
(a) Plans' assets and liabilities correspond to the amounts as at December 31, 2020.
(b) Master file data used for the plans managed by FATL are as at July 31, 2020, and for Sistel plans are as at June 30, 2019, both projected for December 31, 2019.

Investment policy of the plans

The investment strategy of the Benefits Plans is described in their investment policy, which is annually approved by the governing board of the sponsored funds. This policy establishes that investment decision-making must take into consideration: (i) the preservation of capital; (ii) the diversification of investments; (iii) the risk appetite according to conservative assumptions; (iv) the expected return rate based on actuarial requirements; (v) the compatibility of investment liquidity with the plans' cash flows, and (vi) reasonable management costs. The policy also defines the volume interval for different types of investment allowed for the pension funds, as follows: fixed income, variable income, structured investments, investments abroad, loans to participants, and real estate investments.

The average ceilings set for the different types of investment permitted for pension funds are as follows:

ASSET SEGMENT	TCS PREV	PBS-Telemar	Telemar Prev	PBS-A	PBS-TNC	CEL PREV	PAMA
Fixed income	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Variable income	70.0%	70.0%	70.0%	70.0%	70.0%	70.0%	70.0%
Structured investments	20.0%	20.0%	20.0%	20.0%	20.0%	20.0%	20.0%
Investments abroad	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%
Properties	20.0%	20.0%	20.0%	20.0%	20.0%	20.0%	20.0%
Loans to participants	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%

The allocation of plan assets as at December 31, 2020 is as follows:

ASSET SEGMENT	TCS PREV	PBS-Telemar	Telemar Prev	PBS-A	PBS-TNC	CEL PREV	PAMA
Fixed income	87.40%	93.11%	92.96%	95.6%	91.59%	84.06%	100.0%
Variable income	1.65%	0.01%	1.19%	0.10%	0.02%	3.93%	0.00%
Structured investments	8.94%	5.30%	4.06%	0.00%	7.90%	9.99%	0.00%
Investments abroad	0.38%	0.00%	0.20%	0.00%	0.00%	0.90%	0.00%
Properties	1.18%	1.21%	0.91%	3.60%	0.34%	0.15%	0.00%
Loans to participants	0.45%	0.37%	0.68%	0.70%	0.15%	0.97%	0.00%
Total	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(*) The BrTPREV Benefit Plan was merged with and into the TCSPREV Benefit Plan.

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(b) Employee profit sharing

In the year ended December 31, 2020, the Company and its subsidiaries recognized provisions for employee profit sharing based on individual and corporate goal attainment estimates totaling R$102,148 in Company and R$237,352 on a consolidated basis.

27 RELATED-PARTY TRANSACTIONS

Transactions with consolidated related parties (up to holding company Oi level)

	COMPANY		CONSOLIDATED	
	2020	2019	2020	2019
Assets				
Accounts receivable	**1,362,550**	**477,938**	**132,126**	**324,067**
Oi	11,492	57,733	132,126	324,067
Oi Móvel	1,317,662	414,301		
BrT Multimídia	26,172	5,804		
Paggo Administradora	36	100		
Serede	6,917			
Calitéia	271			
Receivables from related parties (current and non-current)	**59,889**	**39,525**	**59,889**	**39,525**
Oi	59,889	39,525	59,889	39,525
Dividends and interest on capital receivable	**2,448,394**	**657,141**		
BrT Card	3	360		
Oi Móvel	16,655	656,781		
BrT Multimídia	2,426,474			
Calitéia	5,262			
Other assets	**159,702**	**184,484**	**4,110**	**110,239**
Oi	3,393	43,940	4,110	110,239
Oi Móvel	17,853	739		
Serede	132,688	135,677		
BrT Multimídia	1,605	38		
BrT Call Center	4,163	4,052		
Paggo Administradora		38		

	COMPANY		CONSOLIDATED	
	2020	2019	2020	2019
Liabilities				
Trade payables	**316,154**	**567,582**	**988,344**	**726,813**
Oi	123,318	163,151	988,344	726,813
Oi Móvel	84,869	203,975		
Serede	104,585	179,892		
Paggo Administradora	55	16,931		
BrT Multimídia	3,327	3,633		

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	COMPANY		CONSOLIDATED	
	2020	2019	2020	2019
Borrowings and financing, and debentures (i)	**1,108**		**623,220**	**293,839**
Oi			404	
Oi Serviços Financeiros			6	6
Oi Holanda			622,810	293,833
Oi Móvel	1,108			
Dividends and interest on capital	**819,571**	**819,571**		
Oi Móvel	819,571	819,571		
Other payables	**81,052**	**57,126**	**136,348**	**148,593**
Oi	63,671	56,697	136,348	148,593
Oi Móvel	17,342	399		
BrT Multimídia	39	24		
Paggo Administradora		1		
Paggo Acquirer		5		

(i) The Company conducted loans with and acquires debentures from its Parent company under market terms and conditions to finance its operations or repay its debt.

	COMPANY		CONSOLIDATED	
	2020	2019	2020	2019
Revenue				
Revenue from services rendered	**787,102**	**786,133**	**766,689**	**923,891**
Oi	11,303	12,760	766,689	923,886
Oi Móvel	765,327	769,267		
BrT Multimídia	6,423	1,047		
Serede	2,684	3,004		
Rio Alto		5		5
Paggo Administradora	9	50		
Calitéia	1,356			
Financial income	**20,364**	**37,831**	**2,945,542**	**192,107**
Oi	20,364	34,521	32,416	47,823
BrT Multimídia		3,310		
Oi Holanda			2,913,126	144,284

	COMPANY		CONSOLIDATED	
	2020	2019	2020	2019
Costs and expenses				
Operating costs and expenses	**(776,234)**	**(1,047,905)**	**(90,176)**	**(89,220)**
Oi	(13,413)	(11,740)	(90,176)	(89,220)
Oi Móvel	(77,154)	(110,224)		
Serede	(684,722)	(918,172)		
Paggo Administradora	(571)	(7,395)		
BrT Multimídia	(374)	(374)		
Financial expenses	**(19,281)**	**(20,495)**	**(3,245,698)**	**(308,100)**
Oi	(3,590)	(3,285)	(3,595)	(12,306)
Oi Móvel	(12)			

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	COMPANY		CONSOLIDATED	
	2020	2019	2020	2019
BrT Multimídia	(1,202)	(1,326)		
Serede	(14,477)	(15,884)		
Oi Holanda			(3,242,103)	(295,794)

Credit facilities

The Company may grant (or receive) credit facilities to (from) its subsidiaries or parent company for the purpose of providing or receiving working capital for their operating activities. In these cases, maturities can be rescheduled based on these companies' projected cash flows and these facilities bear interest equivalent to 115% of CDI (115% of CDI in 2019). In the year ended December 31, 2020 there are no outstanding balances between group companies for this purpose since, as approved in the JRP, real-denominated intercompany claims for working capital purposes were extinguished by netting payables and receivables between the Brazilian RJ Debtors.

The intercompany credit facilities effective at December 31, 2020 are linked to the terms approved in the JRP. The intercompany claims not covered by said netting as provided for in the JRP were restructured and will be paid 20 years after the end of the settlement of all the claims paid under the terms and conditions of the Default Payment Method, adjusted using the TR for real-denominated credit facilities and changes in foreign exchange rates for international credit facilities.

Oi Futuro

Since 2001, Oi has been reinforcing its commitment to building a more diverse and inclusive society through projects and programs developed by Oi Futuro, our social impact innovation and creativity institute. Legally established as an OSCIP (Civil Society Organization of Public Interest), Oi Futuro has a nationwide presence to promote activities in Culture, Education and Social Innovation areas, thus contributing to the ESG (Environmental Social Governance) agenda and the Sustainable Development Goals (SDG).

Through subsidiary Oi Móvel, the Group made contributions to Oi Futuro totaling R$15,089 (R$21,218 in 2019).

Guarantees

The Company and the other RJ Debtors are jointly and severally liable for the compliance of all obligations set forth by the JRP, as provided therefor.

Transactions with jointly controlled entities, associates, and unconsolidated entities

	COMPANY		CONSOLIDATED	
	2020	2019	2020	2019
Assets				
Accounts receivable and other assets		**426**		**7,216**
Hispamar		426		426
Other entities				6,790

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	COMPANY		CONSOLIDATED	
	2020	2019	2020	2019
Liabilities				
Trade payables	**61,377**	**72,358**	**66,021**	**74,254**
Hispamar	60,558	71,135	61,078	71,841
Other entities	819	1,223	4,943	2,413

	COMPANY		CONSOLIDATED	
	2020	2019	2020	2019
Revenue				
Revenue from services rendered	**254**	**389**	**498**	**380**
Hispamar	243	389	439	389
Other entities	11		59	(9)
Other income		**502**	**6,118**	**502**
Hispamar		502	2	502
Other entities			6,116	
Financial income			**120**	**430**
Other entities			120	430

	COMPANY		CONSOLIDATED	
	2020	2019	2020	2019
Costs and expenses				
Operating costs and expenses	**(201,107)**	**(220,484)**	**(224,909)**	**(226,031)**
Hispamar	(198,579)	(198,985)	(202,399)	(203,426)
Other entities	(2,528)	(21,499)	(22,510)	(22,605)
Financial expenses	**(81)**	**(254)**	**(81)**	**(257)**
Hispamar	(77)	(242)	(77)	(245)
Other entities	(4)	(12)	(4)	(12)

The balances and transactions with jointly controlled entities, associates, and unconsolidated entities result from business transactions carried out in the normal course of operations, namely the provision of telecommunications services by the Company to these entities and the acquisition of these entities' contents and the lease of their infrastructure.

28 INSURANCE

During the concession period, the concessionary has the obligation of maintaining the following insurance coverage, over the prescribed terms: "all risks" policy that covers property damages for all insurable assets belonging to the concession, insurance and against economic losses to insure the continuity of services. All material and/or high-risk assets and liabilities in are insured. The Company and its subsidiaries maintain insurance coverage against property damages, loss of revenue arising from such damages, etc. Management understands that the amount insured is sufficient to assure the integrity of assets and the continuity of operations, and the compliance with the rules set out in the Concession Agreements.

The insurance policies provide the following coverage, per risk and type of asset:

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	CONSOLIDATED	
	2020	2019
Insurance line		
Operational risks and loss of profits	800,000	800,000
Civil liability - third parties (*)	415,740	322,408
Fire – inventories	170,000	170,000
Theft – inventories	20,000	20,000
Civil liability - general	30,000	30,000
Civil liability - vehicles	2,000	2,000

(*) Based on the foreign exchange rate prevailing at December 31, 2020 (ptax): R$5.1967 = US$1.00.

29 HELD-FOR-SALE ASSETS AND DISCONTINUED OPERATIONS

The information on held-for-sale assets should be read together with the financial statements for the year ended December 31, 2019.

	COMPANY		CONSOLIDATED	
	2020	2019	2020	2019
Assets				
Sale of UPIs (a)			20,745,689	
Sale of properties (b)	3,884		3,884	
Total	**3,884**		**20,749,573**	

	COMPANY		CONSOLIDATED	
	2020	2019	2020	2019
Liabilities				
Sale of UPIs (a)			9,186,332	
Total			**9,186,332**	

(a) Sale of UPIs

No âmbito da recuperação judicial da Companhia, conforme descrito na Nota 1 – Informações Gerais, e, mais especificamente, no item 2. As part of the Company's judicial reorganization, described in Note 1 - *General Information*, more specifically Note 1-2. *UPIs Provided for in the Amendment to the JRP*, there is a requirement to create five Isolated Production Units (UPIs) comprising the assets, liabilities, and rights of the Debtors related to (a) the telephony and data operation in the mobile communications market ("UPI Mobile Assets"); the passive infrastructure ("UPI Towers" and "UPI Datacenter"); (c) telecommunications network operation ("UPI InfraCo"); and (d) the TV business ("UPI TVCo").

The divestment of the UPIs would allow the Company to maximize the business value of its investments by expanding its residential and business access services nationwide, exploit more efficiently its network components, and create new business opportunities for the exploitation of these networks by offering them to other carriers and service providers in the telecommunications industry, in light with the governing laws, regulations and the required permits from competent authorities, where applicable.

The Amendment to the JRP contains detailed information on the composition of each UPI and the terms and conditions applicable to their disposal, including information on their structure and minimum price, available at www.recjud.com.br, for consultation purposes.

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Information regarding the stage of the disposal of each of the UPIs is described in detail in Note 1 - General Information, subparagraphs 2.1 to 2.5 for each UPI.

The assets and liabilities related to the UPI Mobile Assets, UPI InfraCo, UPI TVCo, UPI Towers, and UPI Datacenter are classified as held for sale since their carrying amounts are being recovered primarily through sale transactions rather than through continuous use. The Company considers that the sale of these assets is highly probable, considering how the divestment plan of these assets is unfolding. The group of assets and liabilities of the UPIs are stated at the lower of carrying amounts and fair values less selling expenses.

(a.1) Held-for-sale assets

The main components of the assets held sale and liabilities associated to assets held for sale of the UPIs, net of intragroup transactions, are as follows:

	2020
Held-for-sale assets	**20,745,689**
Current assets	**1,998,980**
Cash and cash equivalents	207,926
Accounts receivable	1,134,305
Inventories	11,932
Current recoverable taxes	6,418
Other taxes	58,834
Judicial deposits	383
Pension plan assets	127
Prepaid expenses	513,609
Other assets	65,446
Non-current assets	**18,746,709**
Other taxes	171,373
Judicial deposits	34,621
Prepaid expenses	440,290
Other assets	35,748
Property, plant and equipment	17,307,413
Intangible assets	757,264
Liabilities associated with held-for-sale assets	**9,186,332**
Current liabilities	**3,169,454**
Payroll, related taxes and benefits	208,563
Trade payables	1,260,059
Current taxes payable	8,455
Other taxes	218,118
Licenses and concessions payable	44,502
Tax refinancing program	145
Provisions	161
Leases payable	1,038,426
Other payables	391,025
Non-current liabilities	**6,016,878**
Deferred taxes	47,740
Other taxes	4,086
Tax refinancing program	410
Provisions	63,772
Leases payable	4,607,416
Other payables	1,293,454

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(a.2) Discontinued operations

The operations related to the UPI Mobile Assets, the UPI InfraCo, the UPI TVCo and the UPI Datacenter are classified as discontinued operations as they represent an important separate line of business and are an integral part of coordinated divestment plan. The Company considers that the operations of UPI Towers do not represent a separate line of business and the revenues and expenses associated with these assets are presented under the full consolidation method in the statement of profit or loss.

The table below shows the main revenue and expenses components related to profit (loss) from discontinued operations of the UPIs, as well as the revenue and expenses related to the Company's continuing operations, net of intragroup transactions:

	2020			2019		
	CONSOLIDATED	DISCONTINUED OPERATION	CONTINUING OPERATION	CONSOLIDATED	DISCONTINUED OPERATION	CONTINUING OPERATION
Net operating revenue	**15,909,627**	**9,468,637**	**6,440,990**	**17,568,985**	**9,640,081**	**7,928,904**
Operating income (expenses):						
Interconnection	(446,278)	(297,997)	(148,281)	(462,000)	(310,821)	(151,179)
Personnel	(2,219,818)	(723,471)	(1,496,347)	(2,574,502)	(662,654)	(1,911,848)
Third-party services	(4,890,325)	(2,325,916)	(2,564,409)	(5,329,925)	(2,509,101)	(2,820,824)
Grid maintenance service	(687,874)	(421,007)	(266,867)	(736,368)	(397,986)	(338,382)
Handset and other costs	(97,473)	(103,559)	6,086	(159,402)	(170,094)	10,692
Advertising and publicity	(297,179)	(41,376)	(255,803)	(420,141)	(51,945)	(368,196)
Rentals and insurance	(1,954,083)	(885,823)	(1,068,260)	(2,183,016)	(960,725)	(1,222,291)
(Provisions)/reversals	(421,919)	(3,909)	(418,010)	(539,130)	(4,749)	(534,381)
Expected losses on trade receivables	(488,371)	(261,432)	(226,939)	(371,593)	(260,295)	(111,298)
Taxes and other income (expenses)	(673,246)	(558,204)	(115,042)	(1,136,519)	(361,385)	(775,134)
Operating expenses excluding depreciation and amortization	(12,176,566)	(5,622,694)	(6,553,872)	(13,912,596)	(5,689,755)	(8,222,841)
Depreciation and amortization	(5,370,885)	(2,595,782)	(2,775,103)	(5,070,828)	(2,336,362)	(2,734,466)
Total operating expenses	(17,547,451)	(8,218,476)	(9,328,975)	(18,983,424)	(8,026,117)	(10,957,307)
Loss before financial income (expenses) and taxes	(1,637,824)	1,250,161	(2,887,985)	(1,414,439)	1,613,964	(3,028,403)
Financial income (expenses):						
Financial income	4,236,778	12,242	4,224,536	1,509,828	23,509	1,486,319
Financial expenses	(12,441,611)	(740,059)	(11,701,552)	(5,475,430)	(763,834)	(4,711,596)
Total financial income (expenses)	(8,204,833)	(727,817)	(7,477,016)	(3,965,602)	(740,325)	(3,225,277)
Pre-tax loss	(9,842,657)	522,344	(10,365,001)	(5,380,041)	873,639	(6,253,680)
Income tax and social contribution	(207,298)	(48,416)	(158,882)	70,679	(20,756)	91,435
Loss for the year	(10,049,955)	473,928	(10,523,883)	(5,309,362)	852,883	(6,162,245)

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(a.2.1) Restatement of the comparative balances of discontinued operation

Statement of Profit or Loss

	2019		
	Previously stated consolidated	**Discontinued operations**	**Continuing operations**
Net operating revenue	17,568,985	9,640,081	7,928,904
Cost of sales and/or services	(13,088,996)	(7,334,544)	(5,754,452)
Gross profit	4,479,989	2,305,537	2,174,452
Operating income (expenses)			
Share of results of investees	(1,660)		(1,660)
Selling expenses	(3,237,252)	(940,635)	(2,296,617)
General and administrative expenses	(1,884,169)	(840)	(1,883,329)
Other operating income	2,740,592	431,643	2,308,949
Other operating expenses	(3,511,939)	(181,741)	(3,330,198)
Loss before financial income (expenses) and taxes	(1,414,439)	1,613,964	(3,028,403)
Financial income	1,509,828	23,509	1,486,319
Financial expenses	(5,475,430)	(763,834)	(4,711,596)
Financial income (expenses)	(3,965,602)	(740,325)	(3,225,277)
Pre-tax loss	(5,380,041)	873,639	(6,253,680)
Income tax and social contribution			
Current	(17,492)	(20,756)	3,264
Deferred	88,171		88,171
Loss from continuing operations	(5,309,362)	852,883	(6,162,245)
Discontinued operations			
Profit for the year from discontinued operations (net of taxes)		(852,883)	852,883
Loss for the year	(5,309,362)		(5,309,362)
Loss attributable to Company owners	(5,277,122)		(5,277,122)
Loss attributable to non-controlling interests	(32,240)		(32,240)
Loss allocated to common shares - basic and diluted	(15.32)		(15.32)
Loss allocated to preferred shares – basic and diluted	(15.32)		(15.32)
Basic and diluted loss per share - discontinued operations:	(15.32)		(15.32)

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Statement of Comprehensive Income

	2019		
	Previously stated consolidated	Discontinued operations	Continuing operations
Loss for the year	**(5,309,362)**	**852,883**	**(6,162,245)**
Actuarial gains (losses)	4,457		4,457
Exchange losses on investments	2,469		2,469
Comprehensive income from continuing operations	**(5,302,436)**	**852,883**	**(6,155,319)**
Discontinued operations			
Comprehensive income of discontinued operations		(852,883)	852,883
Total comprehensive income for the year	**(5,302,436)**		**(5,302,436)**
Comprehensive income attributable to owners of the Company	(5,270,196)		(5,270,196)
Comprehensive income attributable to non-controlling interests	(32,240)		(32,240)

Statement of Cash Flows

	2019		
	Previously stated consolidated	Discontinued operations	Continuing operations
Cash flows from operating activities			
Pretax profit (loss)	(5,380,041)	(881,651)	(6,261,692)
Non-cash items			
Charges, interest income, inflation adjustment, and exchange differences	1,777,216	(844,917)	932,299
Fair value adjustment to borrowings and financing	172,094		172,094
Present value adjustment to other liabilities	56,319		56,319
Depreciation and amortization (Note 5)	5,070,828	(2,336,362)	2,734,466
Provision for (reversal) onerous contract	1,230,820	(1,230,820)	
Impairment loss (reversal)			
Estimated loss on doubtful debts (Note 5)	371,593	(260,294)	111,299
Provisions/(Reversals) (Note 5)	539,130	(4,748)	534,382
Share of results of investees (Note 5)	1,660		1,660
Loss of write-off of capital asset, resulting from asset disposals	155,800		155,800
Concession Agreement Extension Fee - ANATEL	282,750	15,287	298,037
Employee and management profit sharing	203,215	(70,020)	133,195
Tax recovery	(1,631,214)		(1,631,214)
Inflation adjustment to provisions/(reversals) (Note 6)	1,199,608	(30,827)	1,168,781
Inflation adjustment to tax refinancing program (Note 6)	6,828	(24)	6,804
Other	(138,594)	(32)	(138,626)
Changes in assets and liabilities			
Accounts receivable	(108,173)		(108,173)
Inventories	(32,949)		(32,949)
Taxes	605,811		605,811
Held-for-trading cash investments	(134,563)		(134,563)
Redemption of held-for-trading cash investments	146,322		146,322
Trade payables	343,172		343,172
Payroll, related taxes and benefits	(260,028)		(260,028)

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

	2019		
	Previously stated consolidated	**Discontinued operations**	**Continuing operations**
Provisions	(222,940)		(222,940)
Changes in assets and liabilities held for sale			
Other assets and liabilities	(518,460)		(518,460)
Financial charges paid - debt	(1,397)		(1,397)
Financial charges paid - other	(351)	68,318	67,967
Income tax and social contribution paid - Company	(84,327)		(84,327)
Income tax and social contribution paid - third parties	(102,519)		(102,519)
Net cash generated by operating activities	**3,435,816**	**5,576,090**	**(2,140,274)**
Cash flows from investing activities			
Purchases of tangibles and intangibles	(6,517,205)	3,408,005	(3,109,200)
Proceeds from the sale of capital assets	2,277		2,277
Judicial deposits	(224,490)	4,898	(219,592)
Redemptions of judicial deposits	203,122	(2,879)	200,243
Net cash used in investing activities	**(6,536,296)**	**(3,410,024)**	**(3,126,272)**
Cash flows from financing activities			
Borrowings net of costs	4,811		4,811
Repayment of principal of borrowings and financing	(11,740)		(11,740)
Capital increase	2,720,368		2,720,368
Licenses and concessions	(75,416)		(75,416)
Tax refinancing program	(52,719)		(52,719)
Lease payment	(1,496,092)	(111,792)	(1,607,884)
Payment of dividends and interest on capital	(123)		(123)
Net cash generated by (used in) financing activities	**1,200,881**	**(941,702)**	**2,142,583**
Cash flows for the period			
Cash and cash equivalents			
Closing balance	2,719,302		2,719,302
Opening balance	819,703		819,703
Changes in the period	(1,899,599)		(1,899,599)

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Notes - Revenue and Expenses

	2019		
	Previously stated consolidated	**Discontinued operations**	**Continuing operations**
Net operating revenue	**17,568,985**	**9,640,081**	**7,928,904**
Operating income (expenses):			
Interconnection	(462,000)	(310,821)	(151,179)
Personnel	(2,574,502)	(662,654)	(1,911,848)
Third-party services	(5,329,925)	(2,509,101)	(2,820,824)
Grid maintenance service	(736,368)	(397,986)	(338,382)
Handset and other costs	(159,402)	(170,094)	10,692
Advertising and publicity	(420,141)	(51,945)	(368,196)
Rentals and insurance	(736,368)	(397,986)	(338,382)
(Provisions)/reversals	(159,402)	(170,094)	10,692
Expected losses on trade receivables	(420,141)	(51,945)	(368,196)
Taxes and other income (expenses)	(159,402)	(170,094)	10,692
Operating expenses excluding depreciation and amortization	**(13,912,596)**	**(5,689,755)**	**(8,222,841)**
Depreciation and amortization	(5,070,828)	(2,336,362)	(2,734,466)
Total operating expenses	**(18,983,424)**	**(8,026,117)**	**(10,957,307)**
Loss before financial income (expenses) and taxes	**(1,414,439)**	**1,613,964**	**(3,028,403)**
Financial income (expenses):			
Financial income	1,509,828	23,509	1,486,319
Financial expenses	(5,475,430)	(763,834)	(4,711,596)
Total financial income (expenses)	**(3,965,602)**	**(740,325)**	**(3,225,277)**
Pre-tax loss	**(5,380,041)**	**873,639**	**(6,253,680)**
Income tax and social contribution	70,679	(20,756)	91,435
Loss for the year from continuing operations	**(5,309,362)**	**852,883**	**(6,162,245)**
Discontinued operations			
Profit for the year from discontinued operations (net		(852,883)	852,883
Loss for the year	**(5,309,362)**		**(5,309,362)**
Loss attributable to Company owners	(5,277,122)		(5,277,122)
Loss attributable to non-controlling interests	(32,240)		(32,240)
Operating expenses by function:			
Cost of sales and/or services	(13,088,994)	(7,334,542)	(5,754,452)
Selling expenses	(3,237,252)	(940,635)	(2,296,617)
General and administrative expenses	(1,884,169)	(840)	(1,883,329)
Other operating income	2,740,592	431,643	2,308,949
Other operating expenses	(3,511,941)	(181,743)	(3,330,198)
Share of results of investees	(1,660)		(1,660)
Total operating expenses	**(18,983,424)**	**(8,026,117)**	**(10,957,307)**

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Notes – Financial Income (Expenses)

	2019		
	Previously stated consolidated	Discontinued operations	Continuing operations
Financial income			
Inflation adjustment and exchange differences on related party debt discount		(164,649)	164,649
Inflation adjustment and exchange differences on third party debt discount	188,059		188,059
Interest on and inflation adjustment to other assets (i)	1,008,591	24,945	983,646
Income from cash investments	75,534	5,783	69,751
Exchange differences on translating foreign cash investments	53		53
Other income	72,942	(7,219)	80,161
Total	**1,345,179**	**(141,140)**	**1,486,319**
Financial expenses and other charges			
a) Borrowing and financing costs			
Amortization of third-party debt discount	(373,474)		(373,474)
Inflation adjustment to and exchange losses on third-party	(218,928)		(218,928)
Interest on borrowings from third parties	(396,959)		(396,959)
Amortization of related-party debt discount	(156,773)		(156,773)
Amortization of related-party debt discount	(115,347)		(115,347)
Subtotal:	**(1,412,808)**		**(1,412,808)**
b) Other charges			
Interest on leases	(874,451)	(614,944)	(259,507)
Gain (loss) on cash investments classified as held for sale	(24,693)		(24,693)
Tax on transactions and bank fees	(331,057)	(100,864)	(230,193)
Interest, inflation adjustment, and exchange differences on other liabilities (ii)	(1,366,042)	(15,770)	(1,350,272)
Inflation adjustment to (provisions)/reversals	(1,199,608)	(30,827)	(1,168,781)
Interest on taxes in installments - tax financing program	(6,828)	(23)	(6,805)
Other expenses (iii)	(6,828)	(23)	(6,805)
Subtotal:	**(4,062,622)**	**(763,834)**	**(3,298,788)**
Total	**(5,475,430)**	**(763,834)**	**(4,711,596)**
Financial income (expenses)	**(4,130,251)**	**(904,974)**	**(3,225,277)**

Note – Income Tax and Social Contribution

	2019		
	Previously stated consolidated	Discontinued operations	Continuing operations
Income tax and social contribution			
Current taxes	(17,492)	(20,756)	3,264
Deferred taxes (Note 10)	88,171		88,171
Total	70,679	(20,756)	91,435

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

(b) Sale of properties

As part of the judicial reorganization proceeding and the Strategic Plan, disclosed to the market on July 16, 2019, the Company's management was authorized to take the necessary actions to carry out the disposal of real estate, noncore assets.

On February 21, 2020, the Company sold its property located at Rua General Polidoro nº 99, Botafogo, in the city of Rio de Janeiro, to Alianza Gestão de Recursos Ltda. for R$120.5 million. The transaction was authorized by the Judicial Reorganization Court, after obtaining the favorable opinion of the Rio de Janeiro State Public Prosecution Office and the Trustee. Likewise, ANATEL confirmed the removal of the Property from the Company's List of Reversible Assets.

Other properties were sold throughout 2020 located at the following addresses: Rua Coronel Austriclinio, 914, Centro, Palmares, Pernambuco, sold to Mr. Hallyson Ferreira Lins and Ms. Luciana Keila Silva Ferreira for R$380; Rua Quintino Bocaiuva, Centro, Nova Iguaçu, Rio de Janeiro, sold to Relup 3 Empreendimentos Imobiliários Ltda. for R$4.7 million; Rua Vitorio Nunes da Motta, 160, Enseada do Suá, in the city of Vitória, Espirito Santo, sold to Opus Enseada Empreendimento Imobiliários Ltda. por R$16 million; and Avenida Diógenes Chianca, St. 24, Qd. 418, Lt 0118, Agua Fria, João Pessoa, Paraíba, sold to Comar Consultoria Ltda. por R$6.5 million.

30 OTHER INFORMATION

(a) Operation: *Mapa da Mina*

On December 10, 2019, the Brazilian Federal Police launched the 69th phase of Operation: *Lava Jato* (Car Wash), named "Operation: Mapa da Mina" (Mine Plan) (Criminal Search and Seizure Order No. 5024872-64.2018.4.04.7000/PR - 13th Federal Criminal Court of Curitiba), one of the main targets of which was Fábio da Silva, son of former president Luiz Inácio Lula da Silva. The investigation, which has neither the group's parent company Oi S.A. ("Parent Company Oi") nor any of its current officers as defendants, is based on a suspected transfer of several companies to Gamecorp and Grupo Gol, in exchange for alleged benefits from the Federal Government. As a result of such investigation, Parent Company Oi buildings in the States of São Paulo and Rio de Janeiro, and in Brasília were searched and documented were seized. Since then, Parent company Oi has cooperated with the investigations by making all the clarifications and delivering all the documents requested. On March 12, 2020, the 4th Region Federal Court granted an habeas corpus (Habeas Corpus No. 5052647-8.2019.4.04.000/PR) was granted, requiring that the records of said Operation be sent to the São Paulo Judiciary Section, after concluding that there was no connection between the facts reported in the investigation and those verified in Operation: "Lava Jato". On December 7, 2020, the 10th Criminal Court of São Paulo declined on its jurisdiction to process the case and required that the court records be sent to one of the Rio de Janeiro, RJ Judiciary Subsection.

Because of this decision, the defense attorneys of the individuals involved have filed requests for reconsideration and a strict appeal so that the investigation remains under the jurisdiction of the 10th Federal Court of São Paulo.

Among the initiatives undertaken, parent company Oi engaged an independent external auditor to conduct a forensic investigation to cover all the allegations made in the case record and created a Multidisciplinary Committee consisting of members from different departments, such as the legal,

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

compliance, internal audit and accounting department, to determine the main procedures to be performed, and set a schedule of relevant activities in response to the allegations of said investigation involving parent company Oi and its subsidiaries. In this regard, the Multidisciplinary Committee determined the following procedures: (i) retain a renowned, specialized law firm, independent from Parent Company Oi and its subsidiaries, to conduct an internal investigation on the allegations made in the Federal Public Prosecution Office (MPF) and the Brazilian Federal Police (PF) investigations; (ii) request an assessment by the outside legal counsel of the results of said internal investigation to be conducted by the specialized law firm, if applicable; (iii) request an assessment by the outside legal counsel of possible legal and regulatory impacts in Brazil and in the United States, regarding all allegations made in the investigation, considering the applicable anticorruption legislation and/or illegal activities; (iv) request an assessment by the compliance department to determine whether any material weaknesses in the internal control environment existing at the time covered by the investigations still persist in the current Company governance and internal control scenario; (v) conduct periodic meetings to follow up on the status of the assessments to be carried out; and (vi) submit of the results of all assessments to be carried out to the members of the Audit, Risk and Controls Committee ("CARC"), which reports to the Company's Board of Directors. In this context, the specialized law firm completed its internal independent investigation in February 2020, based on interviews, information, and documentation submitted by the parent company Oi's management and taking into consideration the constraints imposed by the time period covered by said inered by said investigation (2003-2019), and did not identify any indications of illegalities committed by the Company linked to the allegations made by the MPF and the PF in the "Operation: Mine Plan" investigation. This internal use report was extensively discussed and presented to the members of the Multidisciplinary Committee, as well as to the members of the CARC.

(b) Potential effects of the COVID-19 pandemic

On January 31, 2020, the World Health Organization announced that COVID-19 was a global health emergency and in March the World Health Organization categorized COVID-19 as a pandemic that has caused death and the imposition of measures that have caused unprecedented social and economic impacts in Brazil and the world.

The Company understands the key role of telecommunications for society, is complying with the health and safety recommendations issued by the authorities, and has been monitoring the situation and how it unfolds and its possible impacts. For this reason, since March 2020, the Company has maintained a multidisciplinary crisis response team focused on ensuring the continuity of its operation and services to customers, the health of its employees, and monitoring actions to fight the impacts of the pandemic.

The main measures adopted by the Company include:

- home office: approximately 84% of the workforce is working remotely and have been able to perform their duties without any interruption;
- safe fieldwork: employees whose activities are not compatible with the home office work, such as outside service technicians (classified by the authorities as an essential workers), follow health and preventive protocols, including the use of PPE (personal protection equipment), tests, and the timely isolation of any suspected or confirmed cases;
- focus on the client: the Company has instituted some transitional measures to assist its customers during the pandemic, for example, providing deferrals of payment deadlines upon request of its customers and, in some cases, entering into payment plans with some

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

of its customers under which it will forbear the collection of interest and late charges, as applicable;

- stock coverage: we maintain regular communications with our suppliers and service providers in order to ensure timely delivery of inputs and equipment and prevent disruptions in our logistics and supply chain;
- strengthening the network: the Company responded quickly to the increased demand for telecom services and activated new circuits in its backbone infrastructure that did not suffer any significant decline even with the increase in traffic.

From March to May 2020, local and regional authorities promoted and implemented social distancing and lockdown measures and issued decrees limiting noncore business operations, which resulted in the shutdown of the Company's retail stores and distribution channels of its mobile service, impacting, for example, revenue from prepaid recharges. In contrast, there has been a significant increase in demand for our broadband services, specifically FTTH services, from both residential and B2B customers.

Beginning June 2020, many states and municipalities began the process of gradually reopening and easing restrictive measures. Thus, the Company resumed the activities of its own stores, pursuant to all established protocols, even though the situations in each location will continue to be monitored in case of any change.
Even though the scenario is adverse and there are still uncertainties regarding the duration and effects of the pandemic, including new pandemic "waves" with an increase in the number of confirmed cases, to date we have no records of material deviations in our operations and results and have preventively maintained all mitigation actions already adopted. In addition, the Company has intensified and maintains the digitalization of processes, sales and services, telemarketing and teleagent channels, which has allowed a rapid and growing recovery and resumption of pre-COVID levels, so that as in September 2020, the indicators point to levels of relative normality or within the expected levels for the period, while continuing to be monitored.

(c) Capital increase in subsidiary

The Extraordinary Shareholders' Meeting of indirect subsidiary BrT Multimídia held on June 8, 2020 approved its capital increase in the amount of R$822,673,091.98, without the issuance of new shares, which was fully subscribed and paid in by Oi Móvel, also an indirect subsidiary of the Company, through the assignment of net assets comprised of (i) property, plant and equipment and intangible assets of Oi Móvel, the Fiber-to-the-Home ("FTTH") class; (ii) part of the usage and consumption supplies acquired for use in the expansion of FTTH; and (iii) the balance of dividends payable.

Subsequently, at the Extraordinary Shareholders' Meeting of BrT Multimídia held on October 13, 2020, a new capital increase was approved, totaling R$1,673,412,964.45, through the issuance, by BrT Multimídia, of 52,700 registered, common shares without par value, of which R$173,485,677.43 was allocated to the issued capital line item and R$1,499,927,287.02 was allocated to the recognition of a capital reserve. Oi Móvel subscribed all of the shares issued in connection with the aforementioned capital increase, which were paid in through the contribution of FTTH fiber assets, recorded as property, plant and equipment and intangible assets of Oi Móvel, to the assets of BrT Multimídia.

In addition, at the Extraordinary Shareholders' Meeting of BrT Multimídia held on December 30, 2020, the capitalization of an Advance for Future Capital Increase ("AFAC") amounting to

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

R$700,000,000.00, which had been granted by Oi Móvel to BrT Multimídia, was approved. As a result of this capital increase, BrT Multimídia issued 212,640 registered, common shares without par value, which were fully subscribed and paid in by Oi Móvel through the capitalization of the granted AFAC.

(d) Corporate restructuring to form the UPI Towers

On July 1, 2020, the Company merged its direct subsidiary Dommo Empreendimentos Imobiliários Ltda. ("Dommo"), which was wound up and was succeeded by Telemar for all intents and purposes. Since all Dommo's shares were held by Telemar, the merger had no impact on the Company's issued capital, there was no capital increase or capital reduction, and no new shares were issued.

Later, on August 3, 2020, the Tax authorities, Caliteia RJ Infraestrutura e Redes de Telecomunicações S.A. ("Caliteia"), promoted an increase in its capital stock, amounting approximately R$35 million, which was subscribed and paid in by the Company and Oi Móvel, through the transfer to Caliteia of outdoor and indoor telecommunications towers, as well as contractual rights and obligations related to its operations.

The merger of Dommo and the capital increase of Caliteia are in line with the Company's Strategic Plan and the draft Amendment to the JRP and are stages of the corporate and equity restructuring process of the Oi Companies described in the JRP, aimed at optimizing their operations, assets and liabilities and, more specifically, the formation of the UPI Towers.

(e) Corporate restructuring to form the UPI Datacenter

On September 1, 2020, Brasil Telecom Comunicação Multimídia S.A. ("BrT Multimídia") was partially spun off and the spun-off portion of BrT Multimídia was merged with and into by Drammen RJ Infraestrutura e Redes de Telecomunicações S.A. ("Drammen"). As a result of this spin-off, BrT Multimedia's capital stock was reduced by twenty-nine million, ninety-five thousand, one hundred forty-seven Brazilian reais and fifty-seven centavos (R$29,095,147.57), without the cancellation of shares, to one billion, one hundred thirty-nine million, eight hundred twenty-three thousand, nine hundred forty-four Brazilian reais and forty-one centavos (R$1,139,823,944.41) from one billion, one hundred sixty-eight million, nine hundred nineteen thousand, ninety-one Brazilian reais and ninety-eight centavos (R$1,168,919,091.98), divided into three hundred forty-six thousand, two hundred forty-six (346,246) registered common shares, without par value.

Likewise, as a result of the merger of the spun-off portion of BrT Multimedia with and into Drammen, the share capital of Drammen was increased by twenty-nine million, ninety-five thousand, one hundred and forty-seven Brazilian reais and fifty-seven centavos (R$29,095,147.57), with the issuance of twenty-nine million, ninety-five thousand, one hundred and forty-seven (29,095,147) registered common shares, without par value, and capital was increased to two thousand and one hundred Brazilian reais (R$2,100.00), divided into two thousand and one hundred (2,100) registered common shares, to twenty-nine million, ninety-seven thousand, two hundred and forty-seven Brazilian reais and fifty-seven centavos (R$29,097,247.57), divided into twenty-nine million, ninety-seven thousand, two hundred and forty-seven (29,097,247) registered common shares, all without par value.

The partial spin-off of BrT Multimídia and the merger of the spun-off portion with and into Drammen are in line with the Company's Strategic Plan and the Amendment to the JRP and are stages of the corporate and equity restructuring process of the Oi Companies described in the JRP,

aimed at optimizing their operations, assets and liabilities and, more specifically, the formation of the UPI Datacenter.

(f) Resignation Incentive Plan

In a notice to the market issued on October 9, 2020, Oi informed its shareholders and the market in general the launch of a Resignation Incentive Plan, the purpose of which was to reduce around 2,000 jobs, which could represent up to 15% of its headcount.

Employees who joined the Resignation Incentive Plan will be entitled to special severance conditions which include severance pay based on the length of service at the company and extension of benefits such as health plan, dental plan, and life insurance, among other special benefits.

The Resignation Incentive Plan was the result of the evolution of the business model caused by the implementation of the Oi's Strategic Plan and the natural need for readjustments to organizational structures, in line with the Amendment to the Company's Judicial Reorganization Plan, ratified by a decision awarded by the Court of the 7th Corporate Court of the Rio de Janeiro State Court of Justice on October 5, 2020 and issued on October 8, 2020.

As already widely disclosed by the Company, Oi's Strategic Plan focuses on the wide dissemination of fiber optics in Brazil, as a key component of all landline and mobile telecommunications services, aiming at transforming the Company into the largest telecommunications infrastructure provider in the country.

The Company incurred expenses totaling R$69 million in the fourth quarter of 2020 on this downsizing.

(g) Impacts of the Amendment to the JRP (Note 1)

As a result of the approval of the Amendment to the JRP, now approved and confirmed as detailed in Note 1, it is worth noting the Amendment to the JRP and the related accounting impacts, within the scope of the Amendment to the JRP:

- The coordinated divestment plan of UPI Mobile Assets, UPI InfraCo, UPI TVCo, UPI Towers, and UPI Datacenter

The assets and liabilities related to the UPI Mobile Assets, UPI InfraCo, UPI TVCo, UPI Towers, and UPI Datacenter are classified as held for sale since their carrying amounts are being recovered primarily through sale transactions rather than through continuous use. The Company considers that the sale of these assets is highly probable, considering how the divestment plan of these assets is unfolding. The group of assets and liabilities of the UPIs are stated at the lower of carrying amounts and fair values less selling expenses.

The operations related to the UPI Mobile Assets, the UPI InfraCo, the UPI TVCo and the UPI Datacenter are classified as discontinued operations as they represent an important separate line of business and are an integral part of coordinated divestment plan. The Company considers that the operations of UPI Towers do not represent a separate line of business and the revenues and expenses associated with these assets are presented under the full consolidation method in the statement of profit or loss.

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The impacts of applying CPC 31/IFRS 5 are disclosed in Note 31 (a). In the consolidated balance sheet as at December 31, 2020, R$20,745,689 was reclassified to held-for-sale assets and R$9,186,332 was reclassified to liabilities associated with held-for-sale assets, and the amounts R$473,928 and R$852,883 in profit from discontinued operations were reclassified in consolidated profit or loss for the years ended December 31, 2020 and 2019, respectively.

- Adjustments to the payment terms and conditions of the prepetition creditors and also mechanisms that would allow or require the Company to pay certain claims subject to the Plan within a term shorter than the term provided for in the ratified Plan

(a) Labor Claims

The Amendment to the JRP also prescribes that labor creditors whose claims had not been fully settled by the date of the New GCM would have their claims up to a total of R$50,000 paid within 30 days of ratification of the Amendment to the JRP, provided that said labor claims (i) were listed in the trustee's list of creditors; (ii) were the subject of a final and unappealable court decision that terminated the underlying lawsuit and ratified the amount due to the related creditor; or (iii) in the case of creditors entitled to recover lawyers' fee, a decision was rendered in the event of claim qualification or challenge filed by the date of the New GCM, provided that they elect this form of payment.

In 2020, the Oi Companies made payments provided for in the Amendment to the JRP totaling R$7,322 to labor creditors (Class I) in the context of the Judicial Reorganization.

(b) Collateralized claims

The Amendment to the JRP prescribes that, in the event of the disposal of the UPI Mobile Assets, part of the funds to be paid by the winning bidder of the related bidding process and the buyer of the UPI Mobile Assets will, at the risk and expense of the Debtors and using the Debtors' full instructions on the amount due to each Creditor with collateralized claims and the related data for payment, directly assigned by the buyer to the Creditors with collateralized claims for the prepayment of 100.0% of the remaining amount of Collateralized Claims (as defined in the Amendment to the JRP).

At the end of 2020, the implementation of the Amendment did not have any accounting impact since it depends on the realization of the sale of the UPI Mobile Assets.

(c) Regulatory agencies' claims

In light of the Amendment to the JRP, approved at the CGM held on September 8, 2020 and ratified by a court decision issued on October 5, 2020, the claims of Regulatory Agencies will be paid as provided for by Law 13988. This law allows the negotiation of all amounts established under Noncompliance Investigation Proceedings (PADOS) registered as enforceable debt, payable in 84 installments, after a 50% discount on the consolidated claim limited to the principal, a six-month grace period, and with the possible use of judicial deposits made as guarantee of the processed claims, fully transferable to ANATEL for the early settlement of as many initial installments as possible to be paid with the total amount of the deposits.

After the confirmation of the Amendment to the JRP, in the last quarter of 2020, ANATEL and the Company executed the Transaction Agreement, in accordance with the provisions of Law 13988.

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

The Company recognized the payables to Regulatory Agency ANATEL according to the requirements of IFRS 9/CPC 48, equivalent to the present value on the date of execution of the Transaction Agreement, calculated based on an internal valuation that took into consideration the cash flows, of seven-year term (84 installments), and assumptions related to the discount rates, obtained according to the market conditions, estimated with the Company's intrinsic risk spread (Note 18).

By December 31, 2020, with the implementation of the Amendment to the JPR, the amount of judicial deposits transferred to ANATEL totaled R$199,827.

(d) Unsecured Claims, listed under Class III

Straight-line payment option

Pursuant to the Amendment to the JRP, Class III Unsecured Creditors (as defined in the Plan), with claims of up to R$3,000 that have not yet been fully settled by the date of the New GCM and that have filed a claim qualification or challenge by the date of the New GCM, may elect to receive the full claim, via the on-line platform to be made available by the Oi Group www.credor.oi.com.br within 45 days after the New GCM. The option to receive R$3,000 may be exercised, within the same term, by the Class III Unsecured Creditors with claims higher than R$3,000 provided that (i) the claims had not yet been fully paid by the date of the New GCM; (ii) they had already filed a claim qualification or challenge by the date of the New GCM; and (iii) at the time the option is exercised, such creditors granted the Debtors, on the same platform, a receipt of full payment of their claims.

The Amendment to the JRP prescribes that the payment of the related claims is made through a deposit, in Brazilian legal tender, in a bank account in Brazil to be indicated by the corresponding Class III Unsecured Creditors, within no more than ninety (90) calendar days beginning on (a) the date of the Court Ratification of the Amendment to the JRP; or (b) the issue date of the final decision that, in the event the claim in not claimed or is disputed, determined the inclusion of their related Unsecured Claims in the General List of Creditors.

In 2020, the Oi Companies made payments provided for in the Amendment to the JRP totaling R$12,018 to unsecured creditors (Class III) in the context of the Judicial Reorganization.

Repurchase Obligation in Liquidity Events

The Amendment to the JRP includes an amendment to Clause 5.2 of the Original Plan to provide for the obligation of prepayment at a discount, by the Debtors, of the Unsecured Creditors that have elected Restructuring Options I or II, pursuant to Clauses 4.3.1.2 or 4.3.1.3 of the Original Plan, respectively, also when there is one or more Liquidity Events (as defined in the Amendment to the JRP) in the first five years from the court ratification of the JRP. Accordingly, the Amendment to the JRP establishes that the Oi Group shall allocate 100.0% of the Net Revenue from Liquidity Events (as defined in the Amendment to the JRP) exceeding R$6.5 billion to, in up to the payment rounds, anticipate the payment of the claims held by the Unsecured Creditors provide for in said Clause, at a discount of fifty-five percent (55%) on the related Total Balance of the Unsecured Claims, as described in Clause 5.4 of the Amendment to the JRP.

In 2020, the implementation of the Amendment to the JPR had no accounting impact on the financial statements. A borrowing and financing financial liability is derecognized when the debt is extinct

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

or there is a substantial changes in the contractual terms. Under the terms and conditions of the Amendment to the JRP, there is the obligation to prepay the claims of class II and III creditors at discount if one or more liquidity events occur (Note 1). Such prepayment obligations do not meet the liability derecognition or substantial change in the contractual terms criteria since they depend on the compliance with certain conditions precedent provided for by the Plan and which are beyond of the Company's control.

Reverse Auction

The Amendment to the JRP allows the Debtors, at any time, during the five-years period after the ratification of the Amendment to the JRP, to hold one or more prepayment rounds to the Unsecured Creditors that offer the highest discount rate of their claims in each round held ("Reverse Auction"). In each Reverse Auction, the winning bidder shall be the Unsecured Creditors that successively offer the lowest amount novated unsecured claims under the terms of the Plan in each round, under the terms provided for in Clause 4.7.1 of the Amendment to the JRP.

The specific terms of each Reverse Auction, including the rules, the net present value (NPV) of the future payment flows of the related unsecured claims, as provided for in the Plan, to be taken into consideration, which cannot be lower than one hundred percent (100%) of the NPV of the related unsecured claims at any Reverse Auction, and the maximum amount of the related unsecured claims to be paid by the Debtors, including possible restrictions, will be detailed in the related notice to be disclosed prior to the Reverse Auction, at www.recjud.com.br, and subsequently sent to the interested Unsecured Creditors that complete their registration, as provided for in Clause 4.7.4 of the Amendment to the JRP.

The accounting impacts of the Reverse Auction will only be recognized on the date on which the auction event occurs.

Bank guarantees

The Amendment to the JRP allows the Debtors to seek in the market a credit limit for hiring bank guarantees to be provided to the Unsecured Creditors. Clause 5.6.6 and following of the Amendment to the JRP provides for the possibility of the Unsecured Creditors to offer bank guarantee lines to the benefit of the Debtors, within the limit of their restructured claims, to be drawn on the condition that the Debtors reduce their exposure under guarantee in relation to the position as at December 31, 2017, while guaranteeing the reduction of the prepayment discount from 55% to 50%, to be applied at each Exercise Round of the Purchase Obligation, to volumes equivalent to those offered in new guarantee lines, as provided for in the Plan.

The accounting impacts will only be recognized on the date the events occur since they depend on future events that are beyond the Company's control.

(e) Unsecured Claims of Small Businesses, listed in Class IV

Pursuant to the Amendment to the JRP, Small Businesses with Unsecured Claims listed in Class IV (as defined in the Plan), with claims of up to R$150,000 that have not yet been fully settled by the date of the New AGC and that have filed have filed a claim qualification or challenge by the date of the New GCM, may elect to receive the full claim, via the on-line platform to be made available by the Oi Group at www.credor.oi.com.br, within 45 days after the New GCM. The option to receive R$150,000 may be exercised, within the same term, by the Small Businesses with

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

Unsecured Claims listed in Class IV with claims higher than R$150,000 provided that (i) the claims have not yet been fully paid by the date of the New GCM; (ii) they have already filed a claim qualification or challenge by the date of the New GCM; and (iii) at the time the option is exercised, such creditors grant the Debtors, on the same platform, a receipt of full payment of their claims.

The Amendment to the JRP prescribes that the payment of the related claims to be made through a deposit, in Brazilian legal tender, in a bank account in Brazil to be indicated by the corresponding Unsecured Small Business Creditor, within no more than ninety (90) calendar days beginning on (a) the date of the Court Ratification of the Amendment to the JRP; or (b) the issue date of the final decision that, in the event the claim in not claimed or is disputed, determined the inclusion of their related Unsecured Small Business Claims in the General List of Creditors.

In 2020, the Oi Companies made payments provided for in the Amendment to the JRP totaling R$5,259 to small businesses with unsecured claims (Class IV) in the context of the Judicial Reorganization.

31 EVENTS AFTER THE REPORTING PERIOD

(a) Partial spin-off and capital reduction of subsidiary

The Extraordinary Shareholders' Meeting of BrT Multimídia held on January 1, 2021 approved its partial spin-off, with the merger of the spun-off portion with and into Oi Móvel and the reduction of the capital of BrT Multimídia by R$17,698,607.37, without any cancellation of shares, which decreased BrT Multimídia's capital to R$1,995,611,014.47 from R$2,013,309,621.84, represented by 611,586 registered common shares without par value.

The partial spin-off was approved without joint and several liability, so that Oi Móvel became liable only for the obligations that were transferred to Oi Móvel as a result of the partial spin-off and it did not assume any liability, either individually or jointly, for any debts, obligations or liabilities of BrT Multimídia that had not been transferred as part of the partial spin-off in question, regardless of their nature and if they are present, contingent, past and/or future.